BMO Financial Group Reports Second Quarter 2023 Results

REPORT TO SHAREHOLDERS

BMO’s Second Quarter 2023 Report to Shareholders, including the unaudited interim consolidated financial statements for the period ended April 30, 2023, is available online at www.bmo.com/investorrelations and at www.sedar.com.

Financial Results Highlights

Second Quarter 2023 Compared with Second Quarter 2022:

•	Net income of $1,059 million, compared with $4,756 million; adjusted net income[1,3] of $2,216 million, compared with $2,187 million

•	Reported earnings per share (EPS)[2] of $1.30, compared with $7.13; adjusted EPS[1,2,3] of $2.93, compared with $3.23

•	Provision for credit losses (PCL) of $1,023 million, compared with $50 million; adjusted PCL[1,3] of $318 million, compared with $50 million

•	Return on equity (ROE) of 5.6%, compared with 34.5%; adjusted ROE[1,3] of 12.6%, compared with 15.7%

•	Common Equity Tier 1 (CET1) Ratio[4] of 12.2%, compared with 16.0%

Year-to-Date 2023 Compared with Year-to-Date 2022:

•	Net income of $1,306 million, compared with $7,689 million; adjusted net income[1,3] of $4,488 million, compared with $4,771 million

•	Reported EPS[2] of $1.62, compared with $11.57; adjusted EPS[1,2,3] of $6.15, compared with $7.12

•	PCL of $1,240 million, compared with a recovery of $49 million; adjusted PCL[1,3] of $535 million, compared with a recovery of $49 million

•	ROE of 3.4%, compared with 28.0%; adjusted ROE[1,3] of 13.0%, compared with 17.2%

Toronto, May 24, 2023 – For the second quarter ended April 30, 2023, BMO Financial Group recorded net income of $1,059 million or $1.30 per share on a reported basis, and net income of $2,216 million or $2.93 per share on an adjusted basis.

“Our performance this quarter reflects our highly-diversified business mix and the strength, size and stability of our balance sheet, which has been further enhanced by the successful acquisition of Bank of the West. Against the backdrop of an uncertain economic environment, our Canadian and U.S. personal and commercial banking businesses continued to deliver good pre-provision, pre-tax earnings, while our wealth and capital markets businesses were impacted by lower customer activity. These results were underpinned by continued strong asset quality and capital, with a CET1 ratio of 12.2% following the closing of the largest acquisition in our history,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“This strong foundation and our proven track record of delivering resilient financial performance over time positions us well to support our Canadian and U.S. customers and communities with the advice, products and services they need to make real financial progress towards their goals. We are uniquely situated to offer integrated banking, wealth and capital markets products and leading digital experiences that differentiate us from our competitors and drive long-term value for our shareholders.”

“In addition, we continue to be acknowledged for our ethical business practices and how we live our purpose. For the sixth consecutive year, BMO was recognized as one of the World’s Most Ethical Companies by Ethisphere, the only bank in Canada to receive this award since its inception in 2007,” concluded Mr. White.

Concurrent with the release of results, BMO announced a third quarter 2023 dividend of $1.47 per common share, an increase of $0.04 from the prior quarter and an increase of $0.08 or 6% from the prior year. The quarterly dividend of $1.47 per common share is equivalent to an annual dividend of $5.88 per common share.

Caution

The foregoing section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

(1)

Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. They are also presented on an adjusted basis that excluded the impact of certain specified items from reported results. Adjusted results and ratios are non-GAAP and are detailed for all reported periods in the Non-GAAP and Other Financial Measures section. For details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

(2)	All EPS measures in this document refer to diluted EPS, unless specified otherwise.
(3)

Q2-2023 reported net income included an initial provision for credit losses of $517 million ($705 million pre-tax) on the purchased Bank of the West performing loan portfolio, acquisition and integration costs of $549 million ($727 million pre-tax) and amortization of intangible assets of $85 million ($115 million pre-tax). On a year-to-date basis, reported net income in the current year included a loss of $1,461 million ($2,011 million pre-tax) resulting from the impact of fair value management actions related to the acquisition of Bank of the West, acquisition and integration costs of $730 million ($966 million pre-tax), $371 million of tax expense related to certain tax measures enacted by the Canadian government, $12 million ($15 million pre-tax) of interest expense and legal fees related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, and amortization of acquisition-related intangibles assets of $91 million ($123 million pre-tax). Refer to the Non-GAAP and Other Financial Measures section for further information on adjusting items.

(4)	The CET1 Ratio is disclosed in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI’s) Capital Adequacy Requirements (CAR) Guideline.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

BMO Financial Group Second Quarter Report 2023 1

Significant Events

On February 1, 2023, we completed the acquisition of Bank of the West and its subsidiaries from BNP Paribas for a cash purchase price of US$13.8 billion. Bank of the West provides a broad range of banking products and services, primarily in the Western and Midwestern parts of the United States. The acquisition strengthens our position in North America with increased scale and greater access to growth opportunities in strategic new markets. We expect to complete the conversion of the Bank of the West customer accounts and systems to our respective BMO platforms by early September 2023. The impact of the acquisition is reflected in our current quarter and year-to-date results as a business combination, with operating results primarily allocated to our U.S. P&C and BMO Wealth Management businesses based on Bank of the West’s client segmentation and allocation methodologies, which may change after conversion.

On closing, we recognized purchase accounting fair value marks on Bank of the West’s loans and deposits of $3.0 billion and discounts on securities of $3.5 billion on our balance sheet in accordance with International Financial Reporting Standards (IFRS). As previously disclosed, to manage the exposure to capital from changes in the fair value of the assets and liabilities of Bank of the West due to changes in interest rates between the announcement and closing of the acquisition, we entered into interest rate swaps that resulted in cumulative mark-to-market gains of $5.7 billion. These swaps were largely offset from an interest rate risk perspective through the purchase of a portfolio of matched duration U.S. treasuries and other balance sheet instruments. On closing, the swaps were unwound and replaced with hedges, which in effect crystallized the unrealized loss position on our balance sheet. Accretion of the fair value marks and securities discounts will increase net interest income, and the amortization of the fair value hedge will decrease net interest income, both recorded in Corporate Services.

As part of the acquisition, we acquired a 51% interest in CLAAS Financial Services, LLC, a subsidiary of Bank of the West that provides lease and loan financing to commercial entities acquiring agricultural equipment. The fair value of ownership interests of other partners in CLAAS Financial Services, LLC was $16 million, and recorded in non-controlling interest on our balance sheet.

For more information on the acquisition of Bank of the West, refer to Note 12 of the unaudited interim consolidated financial statements.

Second Quarter 2023 Performance Review

Adjusted results in the current quarter and the prior year excluded the following items:

•	Initial provision for credit losses of $517 million ($705 million pre-tax) on the purchased Bank of the West performing loan portfolio in the current quarter.

•

Acquisition and integration costs of $549 million ($727 million pre-tax) in the current quarter and $28 million ($37 million pre-tax) in the prior year, recorded in non-interest expense. The current quarter included $545 million ($722 million pre-tax) related to Bank of the West.

•

Amortization of acquisition-related intangibles assets of $85 million ($115 million pre-tax) in the current quarter and $6 million ($8 million pre-tax) in the prior year, recorded in non-interest expense. The current quarter included $77 million ($104 million pre-tax) related to Bank of the West.

•	A legal provision of $6 million ($7 million pre-tax) related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, recorded in interest expense in the current quarter.

•

Revenue of $2,612 million ($3,555 million pre-tax) in the prior year related to the management of the impact of interest rate changes between the announcement and closing of the Bank of the West acquisition on its fair value and goodwill.

•	A gain of $6 million ($8 million pre-tax) and expenses of $15 million ($18 million pre-tax) in the prior year related to the sale of our EMEA and U.S. Asset Management business.

Adjusted results and ratios in this Second Quarter 2023 Performance Review section are on a non-GAAP basis. Refer to the Non-GAAP and Other Financial Measures section for further information on adjusting items. The order in which the impact on net income is discussed in this section follows the order of revenue, expenses and provision for credit losses, regardless of their relative impact.

Reported net income decreased from the prior year, primarily due to the impact of the adjusting items noted above, and adjusted net income increased 1%, with higher revenue partially offset by higher expenses and provisions for credit losses. Net income increased in U.S. P&C due to the inclusion of Bank of the West and the impact of the stronger U.S. dollar, and decreased across all other operating groups. On a reported basis, Corporate Services recorded a net loss compared with net income in the prior year, and on an adjusted basis, Corporate Services recorded a higher net loss.

The impact of the acquisition of Bank of the West (BOTW) on our second quarter 2023 net income is reflected in the table below.

	Reported			Adjusted (1)
(Canadian $ in millions)	BMO ex. BOTW	BOTW	BMO	BMO ex. BOTW	BOTW	BMO

Q2-2023 Summary Income Statement

Net interest income	3,905	909	4,814	3,912	909	4,821
Non-interest revenue	3,463	163	3,626	3,463	163	3,626
Revenue	7,368	1,072	8,440	7,375	1,072	8,447
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	591	-	591	591	-	591
Revenue, net of CCPB	6,777	1,072	7,849	6,784	1,072	7,856
Provision for credit losses on impaired loans	228	15	243	228	15	243
Provision for credit losses on performing loans	65	715	780	65	10	75
Total provision for credit losses	293	730	1,023	293	25	318
Non-interest expense	3,992	1,581	5,573	3,976	755	4,731
Provision for (recovery of) income taxes	524	(330)	194	529	62	591
Net income (loss)	1,968	(909)	1,059	1,986	230	2,216

(1)

Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the above table. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. Revenue, net of CCPB, and adjusted results in this table are non-GAAP. For further information, refer to the Non-GAAP and Other Financial Measures section, and for details on the composition of non-GAAP amounts, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

2 BMO Financial Group Second Quarter Report 2023

Canadian P&C

Reported net income was $861 million, a decrease of $79 million or 8% from the prior year, and adjusted net income was $864 million, a decrease of $77 million or 8%. Results reflected a 7% increase in revenue due to higher net interest income, driven by balance growth and higher margins, and lower non-interest revenue, more than offset by higher expenses and a higher provision for credit losses compared with the prior year.

U.S. P&C

Reported net income was $789 million, an increase of $201 million or 34% from the prior year, and adjusted net income was $866 million, an increase of $277 million or 47% from the prior year. The impact of the stronger U.S. dollar increased net income by 9%, revenue by 12%, and expenses by 14%.

On a U.S. dollar basis, reported net income was $581 million, an increase of $117 million or 25% from the prior year, and adjusted net income was $638 million, an increase of $173 million or 37%. Bank of the West contributed $107 million to reported net income and $163 million to adjusted net income. Underlying results reflected a 9% increase in revenue, primarily due to higher net interest income driven by higher net interest margins and loan balances, partially offset by higher expenses and a higher provision for credit losses.

BMO Wealth Management

Reported net income was $284 million and adjusted net income was $285 million, both decreasing $30 million or 10% from the prior year. Bank of the West contributed $25 million to reported net income and $26 million to adjusted net income. Wealth and Asset Management reported net income was $221 million, a decrease of $26 million or 11%, and adjusted net income was $222 million, a decrease of $26 million or 11%. Underlying results reflected a decrease in revenue, primarily due to the impact of weaker global markets and lower online brokerage volumes, and higher expenses. Insurance net income was $63 million, a decrease of $4 million or 5% from the prior year.

BMO Capital Markets

Reported net income was $380 million, a decrease of $68 million or 15% from the prior year, and adjusted net income was $388 million, a decrease of $65 million or 14%. Results reflected revenue growth of 1%, with higher revenue in both Global Markets and Investment and Corporate Banking, higher expenses and a lower provision for credit losses.

Corporate Services

Reported net loss was $1,255 million, compared with reported net income of $2,466 million in the prior year, and adjusted net loss was $187 million, compared with $111 million. Reported results decreased, primarily due to the adjusting items noted above. Adjusted results decreased, primarily due to lower revenue and higher expenses, partially offset by the impact of a more favourable tax rate in the current quarter.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 12.2% as at April 30, 2023, a decrease from 18.2% at the end of the first quarter of 2023, primarily due to the acquisition of Bank of the West.

Credit Quality

Total reported provision for credit losses was $1,023 million and total adjusted provision for credit losses was $318 million, compared with a reported and adjusted provision of $50 million in the prior year. The total provision for credit losses as a percentage of average net loans and acceptances ratio was 65 basis points on a reported basis and 20 basis points on an adjusted basis, compared with 4 basis points on both a reported and adjusted basis in the prior year. Adjusted provision for credit losses excluded the initial provision on the purchased Bank of the West performing loan portfolio of $705 million.

The provision for credit losses on impaired loans was $243 million, an increase of $123 million from the prior year, primarily due to higher provisions in Personal and Business Banking in our P&C businesses. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 16 basis points, compared with 10 basis points in the prior year.

The provision for credit losses on performing loans was $780 million on a reported basis and $75 million on an adjusted basis, compared with a reported and adjusted recovery of $70 million in the prior year. The $780 million provision for credit losses on performing loans in the current quarter included the initial provision on the purchased Bank of the West performing loan portfolio noted above. On an adjusted basis, the $75 million provision for credit losses on performing loans in the current quarter reflected portfolio credit migration, model changes and economic uncertainty, partially offset by a modest improvement in macro-economic variables, including the continued benefit from risk transfer transactions. The $70 million recovery of credit losses in the prior year largely reflected reduced uncertainty as a result of the improving pandemic environment, portfolio credit improvement and model changes, partially offset by a deteriorating economic outlook, increased adverse scenario weight and portfolio growth.

Refer to the Critical Accounting Estimates and Judgments section of BMO’s 2022 Annual Report and Note 4 of our audited annual consolidated financial statements for further information on the allowance for credit losses as at October 31, 2022.

BMO Financial Group Second Quarter Report 2023 3

Supporting a Sustainable and Inclusive Future

BMO has a deep sense of purpose – to be a champion for progress and a catalyst for change. We are leveraging our position as a leading financial services provider in order to create opportunities for our stakeholders and communities to make positive, sustainable change, because we believe that success can and must be mutual. In support of our customers, communities and employees, we:

•

Announced a $30 million commitment to support agricultural businesses by launching Greener Future Financing, a climate financing program to help small and medium-sized agricultural enterprises across Canada to develop future-ready, climate-resilient operations.

•	Launched industry-leading digital pre-arrival account opening capabilities for newcomers to Canada, as well as eligible international students, through our expanded NewStart® program.

•

Announced the 2022 award recipients of $150,000 in grants awarded to twelve Canadian women entrepreneurs as part of the BMO Celebrating Women Grant Program for women-owned businesses across Canada, in collaboration with Deloitte. The program is in its third consecutive year and has supported 56 women-owned businesses to-date, with grants totalling $530,000 in both Canada and the United States.

•

Invested $15 million in Help Kids Phone’s Feel Out Loud movement to expand clinical services across the country through its e-mental health services for youth in Canada. As a founding partner of Kids Help Phone, and with the help of our employees, we have raised over $40 million to support this program to date.

•

Were named to the United Nations Principles for Responsible Banking, Nature Target Setting Working Group, tasked with providing guidance to global banks for setting biodiversity and nature targets, the only Canadian bank among 34 signatories across 24 countries.

In addition, BMO’s leadership continues to be acknowledged, including:

•

Recognized by Celent with two Model Bank Awards for our financial leadership in digital transformation and our commitment to helping customers make real financial progress. We received the Retail Digital Banking Transformation award for our Canadian Digital Banking modernization program and the Customer Financial Resilience award for three of our innovative digital solutions: BMO Savings Amplifier; BMO Same Day Grace Alert; and BMO Pre-Authorized Payment Manager.

•

Recognized by Ethisphere Institute as one of the World’s Most Ethical Companies for the sixth consecutive year and the only Canadian bank to be recognized with this award since its inception in 2007. The award affirms our commitment to doing what is right and operating with transparency, good governance, and integrity in support of a thriving economy, sustainable future, and inclusive society.

•

Included for the third consecutive year in the Globe and Mail’s 2023 Report on Business, Women Lead Here list, which recognizes Canadian businesses for excellence in executive gender diversity. Our commitment to the gender equality among senior leaders remains above 40 percent since 2016, and continues to support advancing diversity, equity, and inclusion across the bank.

Caution

The foregoing sections contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Regulatory Filings

BMO’s continuous disclosure materials, including interim filings, annual Management’s Discussion and Analysis and audited annual consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov. Information contained in or otherwise accessible through our website (www.bmo.com), or any third-party websites mentioned herein, does not form part of this document.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. In this document, the names BMO and BMO Financial Group, as well as the words “bank”, “we” and “our”, mean Bank of Montreal, together with its subsidiaries.

4 BMO Financial Group Second Quarter Report 2023

Enhanced Disclosure Task Force

On October 29, 2012, the Enhanced Disclosure Task Force (EDTF) of the Financial Stability Board published its first report, Enhancing the Risk Disclosures of Banks. We support the recommendations issued by EDTF for the provision of high-quality, transparent risk disclosures.

Disclosures related to the EDTF recommendations are detailed in the index below, as presented in the 2022 Annual Report and the Second Quarter 2023 Report to Shareholders (RTS), Supplemental Financial Information (SFI) or Supplemental Regulatory Capital Information (SRC). Information on BMO’s website, including information within the SFI or SRC is not and should not be considered incorporated by reference into our Second Quarter 2023 Report to Shareholders.

Topic	EDTF Disclosure	Page Number
		2022 Annual Report	Q2 2023
			RTS	SFI	SRC
General	1. Present all risk-related information in each report, providing an index for easy navigation	73-113	6	Index	Index
	2. Define the bank’s risk terminology and risk measures and present key parameters used	83-113, 131-133	40-41	-	-
	3. Discuss top and emerging risks for the bank	73-75	8, 41	-	-
	4. Outline plans to meet new key regulatory ratios once the applicable rules are finalized	67	23	-	-
Risk Governance, Risk Management and Business Model	5. Summarize the bank’s risk management organization, processes, and key functions	77-82	-	-	-
	6. Describe the bank’s risk culture and procedures applied to support the culture	82	-	-	-
	7. Describe key risks that arise from the bank’s business model and activities	80	-	-	-
	8. Describe the use of stress testing within the bank’s risk governance and capital frameworks	81-82	-	-	-
Capital Adequacy and Risk-Weighted Assets (RWA)	9. Provide minimum Pillar 1 capital requirements	66-68	-	-	3-4, 10
	10. Summarize information contained in the composition of capital templates and reconciliation of the accounting balance sheet to the regulatory balance sheet • A Main Features template can also be found on BMO’s website at https://www.bmo.com/main/about-bmo/investor-relations/regulatory-disclosure	68	23	-	3-5, 13-14
	11. Present a flow statement of movements in regulatory capital, including changes in Common Equity Tier 1, Additional Tier 1, and Tier 2 capital	-	-	-	6
	12. Discuss capital planning within a more general discussion of management’s strategic planning	65	-	-	-
	13. Provide granular information to explain how RWA relate to business activities	69	-	-	11
	14. Present a table showing the capital requirements for each method used for calculating RWA	69, 83-87	-	-	11-12, 18-35, 43-51
	15. Tabulate credit risk in the banking book for Basel asset classes and major portfolios	-	-	-	18-35, 37-40, 43-51
	16. Present a flow statement that reconciles movements in RWA by credit risk and market risk	-	-	-	36, 69
	17. Describe the bank’s Basel validation and back-testing process. Included in our SRC information is our estimated and actual loss parameter information	106-107	-	-	70
Liquidity	18. Describe how the bank manages its potential liquidity needs and the liquidity reserve held to meet those needs	95-101	43-44, 46	-	-
Funding	19. Summarize encumbered and unencumbered assets in a table by balance sheet category	97	44	36-37	-
	20. Tabulate consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity	102-103	48-49	-	-
	21. Discuss the bank’s sources of funding and describe the bank’s funding strategy	98-99	45-46	-	-
Market Risk	22. Provide a breakdown of balance sheet positions into trading and non-trading market risk measures	94	42	-	-
	23. Provide qualitative and quantitative breakdowns of significant trading and non-trading market risk measures	90-94	42-43	-	-
	24. Describe significant market risk measurement model validation procedures and back-testing and how these are used to enhance the parameters of the model	90-93, 106-107	-	-	-
	25. Describe the primary risk management techniques employed by the bank to measure and assess the risk of loss beyond reported risk measures	90-91	43	-	-
Credit Risk	26. Provide information about the bank’s credit risk profile	83-89, 155-161	18-20, 63-69	24-33	11-68
	27. Describe the bank’s policies related to impaired loans and renegotiated loans	156, 161	-	-	-
	28. Provide reconciliations of impaired loans and the allowance for credit losses	88, 159	20, 63-69	-	-
	29. Provide a quantitative and qualitative analysis of the bank’s counterparty credit risk that arises from its derivative transactions	83-84, 89	-	-	41-56
	30. Provide a discussion of credit risk mitigation	83-84, 167, 173, 204	-	-	17, 37-38, 52
Other Risks	31. Describe other risks and discuss how each is identified, governed, measured and managed	77-81, 104-113	-	-	-
	32. Discuss publicly known risk events related to other risks, where material or potentially material loss events have occurred	104-113	-	-	-

BMO Financial Group Second Quarter Report 2023 5

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) commentary is as at May 24, 2023. The material that precedes this section comprises part of this MD&A. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended April 30, 2023, included in this document, as well as the audited annual consolidated financial statements for the year ended October 31, 2022, and the MD&A for fiscal 2022, contained in BMO’s 2022 Annual Report.

BMO’s 2022 Annual Report includes a comprehensive discussion of its businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Table of Contents

7	Caution Regarding Forward-Looking Statements
8	Economic Developments and Outlook
9	Financial Highlights
10	Non-GAAP and Other Financial Measures
15	Foreign Exchange
15	Net Income
16	Revenue
18	Total Provision for Credit Losses
20	Impaired Loans
20	Insurance Claims, Commissions and Changes in Policy Benefit Liabilities
20	Non-Interest Expense
21	Provision for Income Taxes
22	Balance Sheet
23	Capital Management
26	Review of Operating Groups’ Performance
	26	Personal and Commercial Banking (P&C)
		27	Canadian Personal and Commercial Banking (Canadian P&C)
		29	U.S. Personal and Commercial Banking (U.S. P&C)
	31	BMO Wealth Management
	33	BMO Capital Markets
	35	Corporate Services
37	Summary Quarterly Earnings Trends

39	Transactions with Related Parties
39	Off-Balance Sheet Arrangements
39	Accounting Policies and Critical Accounting Estimates and Judgments
	39	Allowance for Credit Losses
	40	Acquisition of Bank of the West – Valuation of Assets and Liabilities
40	Future Changes in Accounting Policies
40	Other Regulatory Developments
41	Risk Management
	41	Top and Emerging Risks That May Affect Future Results
	42	Market Risk
	43	Liquidity and Funding Risk
	45	Credit Ratings
	50	Real Estate Secured Lending
	51	International Exposures
52	Glossary of Financial Terms
55	Interim Consolidated Financial Statements
	55	Consolidated Statement of Income
	56	Consolidated Statement of Comprehensive Income
	57	Consolidated Balance Sheet
	58	Consolidated Statement of Changes in Equity
	59	Consolidated Statement of Cash Flows
	60	Notes to Consolidated Financial Statements
83	Investor and Media Information

Bank of Montreal’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness, as at April 30, 2023, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

During the quarter, the bank acquired Bank of the West, contributing $127 billion or 10% to total assets as at February 1, 2023. We are evaluating the effectiveness of internal control over financial reporting as we complete the integration of Bank of the West with BMO, and will make changes to our internal control framework, as necessary.

Other than mentioned above, there were no changes in our internal control over financial reporting during the quarter ended April 30, 2023, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

6 BMO Financial Group Second Quarter Report 2023

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2023 and beyond, our strategies or future actions, our targets and commitments (including with respect to our Climate Ambition and net zero emissions), expectations for our financial condition, capital position, the regulatory environment in which we operate, the results of, or outlook for, our operations or the Canadian, U.S. and international economies, plans for the combined operations of BMO and Bank of the West, the timing for converting Bank of the West customer accounts and systems onto our respective BMO platforms, and the financial, operational and capital impacts of the transaction, and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “commit”, “target”, “may”, “schedule”, “forecast”, “outlook”, “seek” and “could” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges; the impact of adverse developments affecting the U.S. and global banking industry, including the risk of bank failures and liquidity concerns, the heightening of economic and market volatility, and regulatory responses to such developments; the anticipated benefits from acquisitions, including Bank of the West, such as potential synergies, accretion to adjusted earnings per share (EPS), and operational efficiencies, are not realized; changes to our credit ratings; the emergence or continuation of widespread health emergencies or pandemics, and their impact on local, national or international economies, as well as their heightening of certain risks that may affect our future results; information, privacy and cybersecurity, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; benchmark interest rate reforms; technological changes and technology resiliency; political conditions, including changes relating to, or affecting, economic or trade matters; climate change and other environmental and social risk; the Canadian housing market and consumer leverage; inflationary pressures; global supply-chain disruptions; changes in monetary, fiscal, or economic policy; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; failure of third parties to comply with their obligations to us; our ability to execute our strategic plans, complete proposed acquisitions or dispositions and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and judgments, and the effects of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; global capital markets activities; the possible effects on our business of war or terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section of BMO’s 2022 Annual Report, and the Risk Management section in this document, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document include those set out in the Economic Developments and Outlook section of BMO’s 2022 Annual Report, as updated in the Economic Developments and Outlook section in our Second Quarter 2023 Report to Shareholders, as well as in the Allowance for Credit Losses section of BMO’s 2022 Annual Report, as updated in the Allowance for Credit Losses section in our Second Quarter 2023 Report to Shareholders. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. Assumptions about our integration plan, the efficiency and duration of integration and the alignment of organizational responsibilities were material factors we considered in estimating pre-tax cost synergies and integration costs. Assumptions about BMO’s current and expected financial performance (including balance sheet, income statement and regulatory capital figures), expected cost and revenue synergies (and timing to achieve) relating to the Bank of the West acquisition, and current and future foreign exchange rates, interest rates and shares outstanding were material factors considered in estimating adjusted EPS accretion.

In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy.

BMO Financial Group Second Quarter Report 2023 7

Economic Developments and Outlook (1)

Canada’s economy is expected to post modest 1.0% growth in 2023 after expanding 3.4% in 2022. The economy has slowed as a result of high inflation, rising interest rates and weaker global demand, and will likely contract slightly in the second and third quarters of 2023. Positive growth should resume later in the current year amid support from high levels of household savings and a moderation of inflation. The housing market appears to be stabilizing as a result of recent steadier interest rates, though activity will likely remain restrained until mortgage rates decline and affordability improves. The expected mild economic downturn is projected to raise the unemployment rate from a near half-century low of 5.0% in April 2023 to 5.8% in December 2023, which will help to reduce wage and price pressures. The annual growth in the consumer price index has declined from four-decade highs of 8.1% last summer, to 4.4% in April 2023 and is projected to moderate further to around 3% at year-end. After raising the overnight lending rate by 425 basis points since March 2022, the Bank of Canada has held rates steady since January 2023 and is expected to remain on hold for the rest of the year, before returning rates to less restrictive levels starting early in 2024. Industry-wide growth in residential mortgage balances has decelerated from almost 11% in early 2022 to below 6% in February 2023 and is expected to moderate further to a low single-digit pace in 2023, as a result of depressed housing market activity. Growth in consumer credit balances (excluding mortgages) has been restrained at less than a 4% year-over-year rate in recent months due to the higher interest rate environment and elevated household savings, and is anticipated to rise only modestly in the current year as households curtail spending. Following strong growth in 2022, the rate of non-financial corporate credit growth is projected to decelerate sharply in response to higher interest rates, recession concerns, and elevated cash balances.

After slowing to a 2.1% growth rate in 2022, the U.S. economy is expected to contract slightly in the spring and summer of 2023, and register modest 1.0% growth in 2023. Rising interest rates, high inflation, and a high-valued currency have restrained activity, though household spending remains supported by elevated savings and rising employment. In addition, recent stress in the U.S. banking system is expected to lead to tighter lending conditions, thereby slowing credit growth, investment and overall spending. The year-long downturn in the housing market appears to be levelling off, though activity is expected to remain depressed for the remainder of the current year. The expected economic contraction will likely raise the unemployment rate from 3.4% in April 2023 to 4.8% in December 2023, still low by historical standards. Lower energy prices and improved global supply chains have reduced annual growth in the consumer price index from 9.1% in the summer of 2022 to 4.9% in April 2023, and the rate is anticipated to decline further to approximately 3% at year-end. After raising its policy rate by 500 basis points since March 2022, the Federal Reserve has signalled a probable pause in the tightening cycle. We anticipate no further rate increases this year, before the central bank begins to loosen policy in early 2024. Earlier strong growth in industry-wide residential mortgage balances has started to decelerate as a result of weak housing market activity. Consumer credit balance growth is expected to weaken in 2023 as a result of elevated interest rates, higher unemployment and slower consumer spending. Non-financial corporate credit growth strengthened last year as companies took advantage of previously low borrowing costs, but growth is projected to decelerate quickly in response to higher interest rates, a weaker economy, and the drawing down of large deposit balances.

The economic outlook is subject to several risks that could lead to a more severe contraction of the North American economy. These include the persistence of high inflation leading to significant further increases in interest rates, continued stress in the U.S. regional banking sector, an escalation of the conflict in Ukraine, and an increase in geopolitical tensions between the United States and China. In addition, the U.S. Congress will need to raise the debt ceiling soon to avoid a potential default that could lead to financial market turbulence and a much weaker economy.

This Economic Developments and Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

(1)	All periods in this section refer to the calendar quarter and calendar year, rather than the fiscal quarter or fiscal year.

8 BMO Financial Group Second Quarter Report 2023

Financial Highlights

(Canadian $ in millions, except as noted)	Q2-2023	Q1-2023	Q2-2022	YTD-2023	YTD-2022

Summary Income Statement (1)

Net interest income	4,814	4,021	3,902	8,835	7,921
Non-interest revenue	3,626	2,449	5,416	6,075	9,120
Revenue	8,440	6,470	9,318	14,910	17,041
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	591	1,193	(808)	1,784	(727)
Revenue, net of CCPB (2)	7,849	5,277	10,126	13,126	17,768
Provision for credit losses on impaired loans	243	196	120	439	206
Provision for (recovery of) credit losses on performing loans	780	21	(70)	801	(255)
Total provision for (recovery of) credit losses	1,023	217	50	1,240	(49)
Non-interest expense	5,573	4,421	3,713	9,994	7,559
Provision for income taxes	194	392	1,607	586	2,569
Net income	1,059	247	4,756	1,306	7,689
Net income attributable to non-controlling interest in subsidiaries	3	-	-	3	-
Net income attributable to bank shareholders	1,056	247	4,756	1,303	7,689
Dividends on preferred shares and distributions on other equity instruments	127	38	52	165	107
Net income available to common shareholders	929	209	4,704	1,138	7,582
Adjusted net income	2,216	2,272	2,187	4,488	4,771
Adjusted net income available to common shareholders	2,086	2,234	2,135	4,320	4,664

Common Share Data ($, except as noted) (1)

Basic earnings per share	1.31	0.30	7.15	1.62	11.61
Diluted earnings per share	1.30	0.30	7.13	1.62	11.57
Adjusted diluted earnings per share	2.93	3.22	3.23	6.15	7.12
Dividends declared per share	1.43	1.43	1.33	2.86	2.66
Book value per share	96.92	95.76	89.17	96.92	89.17
Closing share price	122.13	133.90	136.21	122.13	136.21
Number of common shares outstanding (in millions)
End of period	713.0	709.7	671.6	713.0	671.6
Average basic	711.6	691.3	658.0	701.3	653.1
Average diluted	712.8	692.6	660.0	702.6	655.1
Market capitalization ($ billions)	87.1	95.0	91.5	87.1	91.5
Dividend yield (%)	4.7	4.3	3.9	4.7	3.9
Dividend payout ratio (%)	109.4	474.5	18.6	176.2	22.9
Adjusted dividend payout ratio (%)	48.8	44.3	41.0	46.4	37.2

Financial Measures and Ratios (%) (1)

Return on equity	5.6	1.3	34.5	3.4	28.0
Adjusted return on equity	12.6	13.4	15.7	13.0	17.2
Return on tangible common equity	8.4	1.4	37.9	4.5	30.8
Adjusted return on tangible common equity	17.2	14.6	17.2	15.7	18.9
Efficiency ratio	66.0	68.3	39.9	67.0	44.4
Efficiency ratio, net of CCPB (2)	71.0	83.8	36.7	76.1	42.5
Adjusted efficiency ratio, net of CCPB (2)	60.2	57.2	55.6	58.8	54.7
Operating leverage	(59.4)	(31.2)	69.2	(44.7)	36.4
Operating leverage, net of CCPB (2)	(72.5)	(46.0)	75.0	(58.3)	45.3
Adjusted operating leverage, net of CCPB (2)	(9.8)	(6.4)	1.8	(8.2)	3.3
Net interest margin on average earning assets	1.69	1.48	1.69	1.59	1.66
Adjusted net interest margin on average earning assets	1.70	1.62	1.63	1.66	1.63
Effective tax rate	15.5	61.4	25.2	31.0	25.0
Adjusted effective tax rate	21.1	21.8	23.6	21.5	23.6
Total PCL-to-average net loans and acceptances	0.65	0.15	0.04	0.42	(0.02)
Adjusted PCL-to-average net loans and acceptances	0.20	0.15	0.04	0.18	(0.02)
PCL on impaired loans-to-average net loans and acceptances	0.16	0.14	0.10	0.15	0.08
Liquidity coverage ratio (LCR) (3)	129	144	129	129	129
Net stable funding ratio (NSFR) (3)	113	120	116	113	116

Balance Sheet and other information (as at, $ millions, except as noted)

Assets	1,250,891	1,145,706	1,041,565	1,250,891	1,041,565
Average earning assets	1,165,208	1,078,963	949,279	1,121,371	961,177
Gross loans and acceptances	648,716	562,537	517,954	648,716	517,954
Net loans and acceptances	645,366	559,899	515,551	645,366	515,551
Deposits	875,443	787,376	713,714	875,443	713,714
Common shareholders’ equity	69,108	67,956	59,884	69,108	59,884
Total risk weighted assets (4)	419,994	347,454	342,287	419,994	342,287
Assets under administration	792,536	740,314	677,274	792,536	677,274
Assets under management	338,172	321,540	312,452	338,172	312,452

Capital ratios (%) (4)

Common Equity Tier 1 Ratio	12.2	18.2	16.0	12.2	16.0
Tier 1 Capital Ratio	13.9	20.1	17.5	13.9	17.5
Total Capital Ratio	16.0	22.6	19.7	16.0	19.7
Leverage Ratio	4.2	5.9	5.4	4.2	5.4

Foreign Exchange Rates ($)

As at Canadian/U.S. dollar	1.3538	1.3306	1.2833	1.3538	1.2833
Average Canadian/U.S. dollar	1.3564	1.3426	1.2665	1.3494	1.2688

(1)

Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the above table. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. Revenue, net of CCPB, as well as reported ratios calculated net of CCPB and adjusted results, measures and ratios in this table are non-GAAP. For further information, refer to the Non-GAAP and Other Financial Measures section, and for details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

(2)

We present revenue, efficiency ratio and operating leverage on a basis that is net of CCPB, which reduces the variability in insurance revenue from changes in the fair value that are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in CCPB. For further information, refer to the Insurance Claims, Commissions and Changes in Policy Benefits section.

(3)	LCR and NSFR are disclosed in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI’s) Liquidity Adequacy Requirements (LAR) Guideline, as applicable.
(4)	Capital ratios and risk-weighted assets are disclosed in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline, as applicable.

BMO Financial Group Second Quarter Report 2023 9

Non-GAAP and Other Financial Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. We use a number of financial measures to assess our performance, as well as the performance of our operating segments, including amounts, measures and ratios that are presented on a non-GAAP basis, as described below. We believe that these non-GAAP amounts, measures and ratios, read together with our GAAP results, provide readers with a better understanding of how management assesses results.

Non-GAAP amounts, measures and ratios do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

For further information regarding the composition of non-GAAP and other financial measures, including supplementary financial measures, refer to the Glossary of Financial Terms.

Our non-GAAP measures broadly fall into the following categories:

Adjusted measures and ratios

Management considers both reported and adjusted results and measures to be useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expense, provision for credit losses and income taxes, as detailed in the following table. Adjusted results and measures presented in this document are non-GAAP. Presenting results on both a reported basis and an adjusted basis permits readers to assess the impact of certain items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing business performance. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results.

Measures net of insurance claims, commissions and changes in policy benefit liabilities (CCPB)

We also present reported and adjusted revenue on a basis that is net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), and our efficiency ratio and operating leverage are calculated on a similar basis. Measures and ratios presented on a basis net of CCPB are non-GAAP. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets, caused by movements in interest rates and equity markets. The investments that support policy benefit liabilities are predominantly fixed income assets recorded at fair value, with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. These fair value changes are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in CCPB. The presentation and discussion of revenue, efficiency ratios and operating leverage on a net basis reduces this variability, which allows for a better assessment of operating results. For more information refer to the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section.

Tangible common equity and return on tangible common equity

Tangible common equity is calculated as common shareholders’ equity less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Return on tangible common equity is commonly used in the North American banking industry and is meaningful because it measures the performance of businesses consistently, whether they were acquired or developed organically.

Caution

This Non-GAAP and Other Financial Measures section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

10 BMO Financial Group Second Quarter Report 2023

Non-GAAP and Other Financial Measures

(Canadian $ in millions, except as noted)	Q2-2023	Q1-2023	Q2-2022	YTD-2023	YTD-2022

Reported Results
Net interest income	4,814	4,021	3,902	8,835	7,921
Non-interest revenue	3,626	2,449	5,416	6,075	9,120
Revenue	8,440	6,470	9,318	14,910	17,041
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(591)	(1,193)	808	(1,784)	727
Revenue, net of CCPB	7,849	5,277	10,126	13,126	17,768
Provision for credit losses	(1,023)	(217)	(50)	(1,240)	49
Non-interest expense	(5,573)	(4,421)	(3,713)	(9,994)	(7,559)
Income before income taxes	1,253	639	6,363	1,892	10,258
Provision for income taxes	(194)	(392)	(1,607)	(586)	(2,569)
Net income	1,059	247	4,756	1,306	7,689
Diluted EPS ($)	1.30	0.30	7.13	1.62	11.57

Adjusting Items Impacting Revenue (Pre-tax)
Impact of divestitures (1)	-	-	8	-	(21)
Management of fair value changes on the purchase of Bank of the West (2)	-	(2,011)	3,555	(2,011)	4,117
Legal provision (3)	(7)	(6)	-	(13)	-
Impact of adjusting items on revenue (pre-tax)	(7)	(2,017)	3,563	(2,024)	4,096

Adjusting Items Impacting Provision for Credit Losses (Pre-tax)
Initial provision for credit losses on purchased performing loans (pre-tax) (6)	(705)	-	-	(705)	-

Adjusting Items Impacting Non-Interest Expense (Pre-tax)
Acquisition and integration costs (4)	(727)	(239)	(37)	(966)	(49)
Amortization of acquisition-related intangible assets (5)	(115)	(8)	(8)	(123)	(16)
Impact of divestitures (1)	-	-	(18)	-	(15)
Legal provision (3)	-	(2)	-	(2)	-
Impact of adjusting items on non-interest expense (pre-tax)	(842)	(249)	(63)	(1,091)	(80)
Impact of adjusting items on reported net income (pre-tax)	(1,554)	(2,266)	3,500	(3,820)	4,016

Adjusting Items Impacting Revenue (After-tax)
Impact of divestitures (1)	-	-	6	-	(23)
Management of fair value changes on the purchase of Bank of the West (2)	-	(1,461)	2,612	(1,461)	3,025
Legal provision (3)	(6)	(5)	-	(11)	-
Impact of adjusting items on revenue (after-tax)	(6)	(1,466)	2,618	(1,472)	3,002

Adjusting Items Impacting Provision for Credit Losses (After-tax)
Initial provision for credit losses on purchased performing loans (after-tax) (6)	(517)	-	-	(517)	-

Adjusting Items Impacting Non-Interest Expense (After-tax)
Acquisition and integration costs (4)	(549)	(181)	(28)	(730)	(38)
Amortization of acquisition-related intangible assets (5)	(85)	(6)	(6)	(91)	(12)
Impact of divestitures (1)	-	-	(15)	-	(34)
Legal provision (3)	-	(1)	-	(1)	-
Impact of adjusting items on non-interest expense (after-tax)	(634)	(188)	(49)	(822)	(84)

Adjusting Items Impacting Provision for Income Taxes
Impact of Canadian tax measures (7)	-	(371)	-	(371)	-
Impact of adjusting items on reported net income (after-tax)	(1,157)	(2,025)	2,569	(3,182)	2,918
Impact on diluted EPS ($)	(1.63)	(2.92)	3.90	(4.53)	4.45

Adjusted Results
Net interest income	4,821	4,410	3,780	9,231	7,754
Non-interest revenue	3,626	4,077	1,975	7,703	5,191
Revenue	8,447	8,487	5,755	16,934	12,945
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(591)	(1,193)	808	(1,784)	727
Revenue, net of CCPB	7,856	7,294	6,563	15,150	13,672
Provision for credit losses	(318)	(217)	(50)	(535)	49
Non-interest expense	(4,731)	(4,172)	(3,650)	(8,903)	(7,479)
Income before income taxes	2,807	2,905	2,863	5,712	6,242
Provision for income taxes	(591)	(633)	(676)	(1,224)	(1,471)
Net income	2,216	2,272	2,187	4,488	4,771
Diluted EPS ($)	2.93	3.22	3.23	6.15	7.12

(1)

Reported net income included the impact of divestitures of our EMEA and U.S. Asset Management business. Q2-2022 included a gain of $6 million ($8 million pre-tax) relating to the transfer of certain U.S. asset management clients recorded in revenue, and expenses of $15 million ($18 million pre-tax), both related to the sale of our EMEA Asset Management business. Q1-2022 included a $29 million (pre-tax and after-tax) loss relating to foreign currency translation reclassified from accumulated other comprehensive income to non-interest revenue, a $3 million pre-tax net recovery of non-interest expense, including taxes of $22 million on closing of the sale of our EMEA Asset Management business. These amounts were recorded in Corporate Services.

(2)

Reported net income included revenue (losses) related to the acquisition of Bank of the West resulting from the management of the impact of interest rate changes between the announcement and closing on its fair value and goodwill. Q1-2023 included a loss of $1,461 million ($2,011 million pre-tax), comprising $1,628 million of pre-tax mark-to-market losses on certain interest rate swaps recorded in trading revenue and $383 million of pre-tax losses on a portfolio of primarily U.S. treasuries and other balance sheet instruments recorded in net interest income, and Q2-2022 included revenue of $2,612 million ($3,555 million pre-tax), comprising $3,433 million of pre-tax mark-to-market gains and $122 million of pre-tax net interest income. YTD-2022 included revenue of $3,025 million ($4,117 million pre-tax), comprising $3,950 million of pre-tax mark-to-market gains and $167 million of pre-tax interest income. These amounts were recorded in Corporate Services. For further information on this acquisition, refer to the Significant Events section.

(3)

Reported net income included the impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank. Q2-2023 included interest expense of $6 million ($7 million pre-tax) and Q1-2023 included $6 million ($8 million pre-tax), comprising interest expense of $6 million pre-tax and legal fees of $2 million pre-tax. These amounts were recorded in Corporate Services. For further information, refer to the Provisions and Contingent Liabilities section in Note 24 of the audited annual consolidated financial statements of BMO’s 2022 Annual Report.

(4)

Reported net income included acquisition and integration costs recorded in non-interest expense. Costs related to the acquisition of Bank of the West were recorded in Corporate Services: Q2-2023 included $545 million ($722 million pre-tax), Q1-2023 included $178 million ($235 million pre-tax), and Q2-2022 included $26 million ($35 million pre-tax). YTD-2023 included $723 million ($957 million pre-tax) and YTD-2022 included $33 million ($43 million pre-tax). Costs related to Radicle and Clearpool were recorded in BMO Capital Markets: Q2-2023 included $2 million ($2 million pre-tax), Q1-2023 included $3 million ($4 million pre-tax), and Q2-2022 included $2 million ($2 million pre-tax). YTD-2023 included $5 million ($6 million pre-tax) and YTD-2022 included $5 million ($6 million pre-tax) for YTD-2022. Costs related to the announced acquisition of AIR MILES® were recorded in P&C Canada: Q2-2023 included $2 million ($3 million pre-tax).

(5)

Reported net income included amortization of acquisition-related intangible assets recorded in non-interest expense in the related operating group and was $85 million ($115 million pre-tax) in Q2-2023 and $6 million ($8 million) in both Q1-2023 and Q2-2022. YTD-2023 included $91 million ($123 million pre-tax) and YTD-2022 included $12 million ($16 million pre-tax). The current quarter included $77 million ($104 million pre-tax) related to Bank of the West.

(6)

Q2-2023 reported net income included an initial provision for credit losses of $517 million ($705 million pre-tax) on the purchased Bank of the West performing loan portfolio, recorded in Corporate Services.

(7)

Q1-2023 reported net income included a one-time tax expense of $371 million related to certain tax measures enacted by the Canadian government, comprising a Canada Recovery Dividend (CRD) of $312 million and $59 million related to the pro-rated fiscal 2022 impact of the 1.5% tax rate increase, net of a deferred tax asset remeasurement, recorded in Corporate Services.

BMO Financial Group Second Quarter Report 2023 11

Summary of Reported and Adjusted Results by Operating Group

(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (1) (US $ in millions)

Q2-2023

Reported net income (loss)	861	789	1,650	284	380	(1,255)	1,059	(104)
Acquisition and integration costs	2	-	2	-	2	545	549	400
Amortization of acquisition-related intangible assets	1	77	78	1	6	-	85	61
Legal provision	-	-	-	-	-	6	6	4
Initial provision for credit losses on purchased performing loans	-	-	-	-	-	517	517	379
Adjusted net income (loss)	864	866	1,730	285	388	(187)	2,216	740

Q1-2023

Reported net income (loss)	980	698	1,678	277	503	(2,211)	247	(558)
Acquisition and integration costs	-	-	-	-	3	178	181	132
Amortization of acquisition-related intangible assets	-	1	1	1	4	-	6	4
Management of fair value changes on the purchase of Bank of the West	-	-	-	-	-	1,461	1,461	1,093
Legal provision	-	-	-	-	-	6	6	5
Impact of Canadian tax measures	-	-	-	-	-	371	371	-
Adjusted net income (loss)	980	699	1,679	278	510	(195)	2,272	676

Q2-2022

Reported net income (loss)	940	588	1,528	314	448	2,466	4,756	2,656
Acquisition and integration costs	-	-	-	-	2	26	28	23
Amortization of acquisition-related intangible assets	1	1	2	1	3	-	6	4
Impact of divestitures	-	-	-	-	-	9	9	(2)
Management of fair value changes on the purchase of Bank of the West	-	-	-	-	-	(2,612)	(2,612)	(2,062)
Adjusted net income (loss)	941	589	1,530	315	453	(111)	2,187	619

YTD-2023

Reported net income (loss)	1,841	1,487	3,328	561	883	(3,466)	1,306	(662)
Acquisition and integration costs	2	-	2	-	5	723	730	532
Amortization of acquisition-related intangible assets	1	78	79	2	10	-	91	65
Management of fair value changes on the purchase of Bank of the West	-	-	-	-	-	1,461	1,461	1,093
Legal provision	-	-	-	-	-	12	12	9
Impact of Canadian tax measures	-	-	-	-	-	371	371	-
Initial provision for credit losses on purchased performing loans	-	-	-	-	-	517	517	379
Adjusted net income (loss)	1,844	1,565	3,409	563	898	(382)	4,488	1,416

YTD-2022

Reported net income (loss)	1,944	1,269	3,213	629	1,153	2,694	7,689	3,801
Acquisition and integration costs	-	-	-	-	5	33	38	30
Amortization of acquisition-related intangible assets	1	2	3	2	7	-	12	8
Impact of divestitures	-	-	-	-	-	57	57	(42)
Management of fair value changes on the purchase of Bank of the West	-	-	-	-	-	(3,025)	(3,025)	(2,387)
Adjusted net income (loss)	1,945	1,271	3,216	631	1,165	(241)	4,771	1,410

(1)	U.S. segment reported and adjusted results comprise net income recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.

  Refer to footnotes (1) to (7) in the Non-GAAP and Other Financial Measures table for details on adjusting items.

12 BMO Financial Group Second Quarter Report 2023

Net Revenue, Efficiency and Operating Leverage

(Canadian $ in millions, except as noted)	Q2-2023	Q1-2023	Q2-2022	YTD-2023	YTD-2022

Reported
Net interest income	4,814	4,021	3,902	8,835	7,921
Non-interest revenue	3,626	2,449	5,416	6,075	9,120
Revenue	8,440	6,470	9,318	14,910	17,041
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	591	1,193	(808)	1,784	(727)
Non-interest revenue, net of CCPB	3,035	1,256	6,224	4,291	9,847
Revenue, net of CCPB	7,849	5,277	10,126	13,126	17,768
Non-interest expense	5,573	4,421	3,713	9,994	7,559
Efficiency ratio (%)	66.0	68.3	39.9	67.0	44.4
Efficiency ratio, net of CCPB (%)	71.0	83.8	36.7	76.1	42.5
Revenue growth (%)	(9.4)	(16.2)	53.4	(12.5)	30.6
Revenue growth, net of CCPB (%)	(22.5)	(31.0)	59.2	(26.1)	39.5
Non-interest expense growth (%)	50.0	15.0	(15.8)	32.2	(5.8)
Operating Leverage (%)	(59.4)	(31.2)	69.2	(44.7)	36.4
Operating Leverage, net of CCPB (%)	(72.5)	(46.0)	75.0	(58.3)	45.3

Adjusted (1)
Net interest income	4,821	4,410	3,780	9,231	7,754
Non-interest revenue	3,626	4,077	1,975	7,703	5,191
Revenue	8,447	8,487	5,755	16,934	12,945
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	591	1,193	(808)	1,784	(727)
Non-interest revenue, net of CCPB	3,035	2,884	2,783
Revenue, net of CCPB	7,856	7,294	6,563	15,150	13,672
Non-interest expense	4,731	4,172	3,650	8,903	7,479
Efficiency ratio (%)	56.0	49.2	63.5	52.6	57.8
Efficiency ratio, net of CCPB (%)	60.2	57.2	55.6	58.8	54.7
Revenue growth, net of CCPB (%)	19.7	2.6	3.7	10.8	7.6
Non-interest expense growth (%)	29.5	9.0	1.9	19.0	4.3
Operating Leverage, net of CCPB (%)	(9.8)	(6.4)	1.8	(8.2)	3.3

(1)	Refer to footnotes (1) to (7) in the Non-GAAP and Other Financial Measures table for details on adjusting items.

Return on Equity and Return on Tangible Common Equity

(Canadian $ in millions, except as noted)	Q2-2023	Q1-2023	Q2-2022	YTD-2023	YTD-2022
Reported net income	1,059	247	4,756	1,306	7,689
Net income attributable to non-controlling interest in subsidiaries	3	-	-	3	-
Net income attributable to bank shareholders	1,056	247	4,756	1,303	7,689
Dividends on preferred shares and distributions on other equity instruments	(127)	(38)	(52)	(165)	(107)
Net income available to common shareholders (A)	929	209	4,704	1,138	7,582
After-tax amortization of acquisition-related intangible assets	85	6	6	91	12
Net income available to common shareholders after adjusting for amortization of acquisition-related intangible assets (B)	1,014	215	4,710	1,229	7,594
After-tax impact of other adjusting items (1)	1,072	2,019	(2,575)	3,091	(2,930)
Adjusted net income available to common shareholders (C)	2,086	2,234	2,135	4,320	4,664
Average common shareholders’ equity (D)	67,792	66,015	55,843	66,889	54,574
Return on equity (%) (= A/D) (2)	5.6	1.3	34.5	3.4	28.0
Adjusted return on equity (%) (= C/D) (2)	12.6	13.4	15.7	13.0	17.2
Average tangible common equity (E) (3)	49,818	60,882	51,022	55,442	49,705
Return on tangible common equity (%) (= B/E) (2)	8.4	1.4	37.9	4.5	30.8
Adjusted return on tangible common equity (%) (= C/E) (2)	17.2	14.6	17.2	15.7	18.9

(1)	Refer to footnotes (1) to (7) in the Non-GAAP and Other Financial Measures table for details on adjusting items.
(2)	Quarterly calculations are on an annualized basis.
(3)

Average tangible common equity is average common shareholders’ equity (D above) adjusted for goodwill of $16,217 million in Q2-2023, $5,283 million in Q1-2023, and $4,943 million in Q2-2022; $10,659 million for YTD-2023 and $4,988 million for YTD-2022; acquisition-related intangible assets of $2,824 million in Q2-2023, $115 million in Q1-2023, and $130 million in Q2-2022; $1,447 million for YTD-2023 and $134 million for YTD-2022; net of related deferred tax liabilities of $1,053 million in Q2-2023, $265 million in Q1-2023, and $252 million in Q2-2022; $653 million for YTD-2023 and $253 million for YTD-2022.

BMO Financial Group Second Quarter Report 2023 13

Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities. Effective the first quarter of 2023, our capital allocation rate increased to 11.0% of risk weighted assets, compared with 10.5% in 2022 to reflect increased capital requirements. Unallocated capital is reported in Corporate Services. We review our capital allocation methodologies annually.

Return on Equity by Operating Segment (1)

	Q2-2023
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (4) (US $ in millions)

Reported

Net income available to common shareholders	852	776	1,628	282	372	(1,353)	929	(113)
Total average common equity (2)	13,895	33,007	46,902	6,477	11,509	2,904	67,792	30,896
Return on equity (%)	25.1	9.6	14.2	17.8	13.3	na	5.6	(1.5)

Adjusted (3)

Net income available to common shareholders	855	853	1,708	283	380	(285)	2,086	731
Total average common equity (2)	13,895	33,007	46,902	6,477	11,509	2,904	67,792	30,896
Return on equity (%)	25.2	10.6	14.9	17.9	13.6	na	12.6	9.7

	Q1-2023
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (4) (US $ in millions)

Reported

Net income available to common shareholders	970	690	1,660	275	494	(2,220)	209	(564)
Total average common equity	12,553	14,241	26,794	5,646	12,108	21,467	66,015	16,916
Return on equity (%)	30.7	19.2	24.6	19.4	16.2	na	1.3	(13.2)

Adjusted (3)

Net income available to common shareholders	970	691	1,661	276	501	(204)	2,234	670
Total average common equity	12,553	14,241	26,794	5,646	12,108	21,467	66,015	16,916
Return on equity (%)	30.7	19.2	24.6	19.4	16.4	na	13.4	15.7

	Q2-2022
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (4) (US $ in millions)

Reported

Net income available to common shareholders	930	578	1,508	312	439	2,445	4,704	2,649
Total average common equity	11,710	13,749	25,459	5,307	11,312	13,765	55,843	17,117
Return on equity (%)	32.5	17.3	24.3	24.2	15.9	na	34.5	63.5

Adjusted (3)

Net income available to common shareholders	931	579	1,510	313	444	(132)	2,135	612
Total average common equity	11,710	13,749	25,459	5,307	11,312	13,765	55,843	17,117
Return on equity (%)	32.6	17.3	24.3	24.2	16.1	na	15.7	14.6

	YTD-2023
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (4) (US $ in millions)

Reported

Net income available to common shareholders	1,822	1,466	3,288	557	866	(3,573)	1,138	677
Total average common equity (2)	13,212	23,469	36,681	6,055	11,814	12,339	66,889	23,790
Return on equity (%)	27.8	12.6	18.1	18.6	14.8	na	3.4	(5.7)

Adjusted (3)

Net income available to common shareholders	1,825	1,544	3,369	559	881	(489)	4,320	1,401
Total average common equity (2)	13,212	23,469	36,681	6,055	11,814	12,339	66,889	23,790
Return on equity (%)	27.8	13.3	18.5	18.6	15.0	na	13.0	11.9

	YTD-2022
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (4) (US $ in millions)

Reported

Net income available to common shareholders	1,923	1,249	3,172	625	1,134	2,651	7,582	3,787
Total average common equity	11,556	13,707	25,263	5,236	11,167	12,908	54,574	17,048
Return on equity (%)	33.6	18.4	25.3	24.1	20.5	na	28.0	44.8

Adjusted (3)

Net income available to common shareholders	1,924	1,251	3,175	627	1,146	(284)	4,664	1,396
Total average common equity	11,556	13,707	25,263	5,236	11,167	12,908	54,574	17,048
Return on equity (%)	33.6	18.4	25.3	24.2	20.7	na	17.2	16.5

(1)

Return on equity is based on allocated capital. Effective Q1-2023, the capital allocation rate increased to 11% of risk-weighted assets, compared with 10.5% in 2022. For further information, refer to the How BMO Reports Operating Group Results section.

(2)	In Q2-2023, following the closing of the Bank of the West acquisition, capital was allocated from Corporate Services to U.S. P&C and BMO Wealth Management.
(3)	Refer to footnotes (1) to (7) in the Non-GAAP and Other Financial Measures table for details on adjusting items.
(4)	U.S. segment reported and adjusted results comprise net income recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.

  na – not applicable

14 BMO Financial Group Second Quarter Report 2023

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S. segment results that are denominated in U.S. dollars increased relative to both the second quarter of 2022 and the first quarter of 2023, due to changes in the Canadian/U.S. dollar exchange rate. The exchange rate for YTD-2023 increased relative to YTD-2022. The table below indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in those rates on BMO’s U.S. segment results. References in this document to the impact of the U.S. dollar do not include U.S. dollar-denominated amounts recorded outside of BMO’s U.S. segment.

Economically, our U.S. dollar income stream was not hedged against the risk of changes in foreign exchange rates during 2023 and 2022. Changes in exchange rates will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods in which revenue, expenses, provisions for (recoveries of) credit losses and income taxes arise.

Refer to the Enterprise-Wide Capital Management section of BMO’s 2022 Annual Report for a discussion of the impact that changes in foreign exchange rates can have on BMO’s capital position.

Effects of Changes in Exchange Rates on BMO’s U.S. Segment Reported and Adjusted Results

	Q2-2023		YTD-2023
(Canadian $ in millions, except as noted)	vs. Q2-2022	vs. Q1-2023	vs. YTD-2022
Canadian/U.S. dollar exchange rate (average)
Current period	1.3564	1.3564	1.3494
Prior period	1.2665	1.3426	1.2688

Effects on U.S. segment reported results

Increased (Decreased) net interest income	116	15	206
Increased (Decreased) non-interest revenue	301	(7)	366
Increased (Decreased) total revenue	417	8	572
Decreased (Increased) provision for credit losses	1	(1)	9
Decreased (Increased) non-interest expense	(97)	(19)	(171)
Decreased (Increased) provision for income taxes	(82)	4	(104)
Increased (Decreased) net income	239	(8)	306
Impact on earnings per share ($)	0.36	(0.01)	0.47

Effects on U.S. segment adjusted results

Increased (Decreased) net interest income	107	19	195
Increased (Decreased) non-interest revenue	57	10	114
Increased (Decreased) total revenue	164	29	309
Decreased (Increased) provision for credit losses	1	(1)	9
Decreased (Increased) non-interest expense	(93)	(16)	(171)
Decreased (Increased) provision for income taxes	(17)	(3)	(33)
Increased (Decreased) net income	55	9	114
Impact on adjusted earnings per share ($)	0.08	0.01	0.17

  Adjusted results in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.

Net Income

Q2 2023 vs. Q2 2022

Reported net income was $1,059 million, compared with $4,756 million in the prior year, and adjusted net income was $2,216 million, an increase of $29 million or 1%. The inclusion of Bank of the West results in the current quarter decreased reported net income by $909 million, due to the adjusting items noted below, and increased adjusted net income by $230 million. Reported EPS was $1.30, a decrease of $5.83 from the prior year, and adjusted EPS was $2.93, a decrease of $0.30, including the impact of common share issuances in the first quarter of 2023.

Adjusted results in the current quarter and the prior year excluded the following items:

•	Initial provision for credit losses of $517 million ($705 million pre-tax) on the purchased Bank of the West performing loan portfolio in the current quarter.

•

Acquisition and integration costs of $549 million ($727 million pre-tax) in the current quarter and $28 million ($37 million pre-tax) in the prior year, recorded in non-interest expense. The current quarter included $545 million ($722 million pre-tax) related to Bank of the West.

•

Amortization of acquisition-related intangibles assets of $85 million ($115 million pre-tax) in the current quarter and $6 million ($8 million pre-tax) in the prior year, recorded in non-interest expense. The current quarter included $77 million ($104 million pre-tax) related to Bank of the West.

•	A legal provision of $6 million ($7 million pre-tax) related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, recorded in interest expense in the current quarter.

•

Revenue of $2,612 million ($3,555 million pre-tax) in the prior year related to the management of the impact of interest rate changes between the announcement and closing of the Bank of the West acquisition on its fair value and goodwill.

•	A gain of $6 million ($8 million pre-tax) and expenses of $15 million ($18 million pre-tax) in the prior year related to the sale of our EMEA and U.S. Asset Management business.

Reported net income decreased from the prior year, primarily due to the impact of the adjusting items noted above, and adjusted net income increased 1%, with higher revenue partially offset by higher expenses and provisions for credit losses. Net income increased in U.S. P&C due to the inclusion of Bank of the West and the impact of the stronger U.S. dollar, and decreased across all other operating groups. On a reported basis, Corporate Services recorded a net loss compared with net income in the prior year, and on an adjusted basis, Corporate Services recorded a higher net loss.

BMO Financial Group Second Quarter Report 2023 15

Q2 2023 vs. Q1 2023

Reported net income increased $812 million from the prior quarter, and adjusted net income decreased $56 million or 2%. Reported EPS increased $1.00 from the prior quarter, and adjusted EPS decreased $0.29.

Adjusted results in the current quarter excluded the items noted above. In addition, adjusted results in the prior quarter excluded the following items:

•	Acquisition and integration costs of $181 million ($239 million pre-tax).

•	Amortization of acquisition-related intangibles assets of $6 million ($8 million pre-tax).

•

A loss of $1,461 million ($2,011 million pre-tax) related to the management of the impact of interest rate changes between the announcement and closing of the Bank of the West acquisition on its fair value and goodwill.

•	A tax expense of $371 million related to certain tax measures enacted by the Canadian government.

•	A legal provision of $6 million ($8 million pre-tax) related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, recorded in interest expense and non-interest expense.

Reported net income increased from the prior quarter, primarily due to the impact of the adjusting items noted above, and adjusted net income decreased 2%, with higher revenue more than offset by higher expenses and provisions for credit losses. Net income increased in U.S. P&C due to the inclusion of Bank of the West, and decreased in BMO Capital Markets and Canadian P&C. BMO Wealth Management net income was relatively unchanged. On a reported basis, Corporate Services recorded a lower net loss compared with the prior quarter, primarily due to the items noted above, and on an adjusted basis, the net loss was relatively unchanged.

Q2 YTD 2023 vs. Q2 YTD 2022

Reported net income was $1,306 million, compared with $7,689 million in the prior year, and adjusted net income was $4,488 million, a decrease of $283 million or 6%. Reported EPS was $1.62, a decrease of $9.95 from the prior year, and adjusted EPS was $6.15, a decrease of $0.97.

Reported net income decreased from the prior year, primarily due to lower revenue from the fair value management actions, higher acquisition and integration costs, the initial provision for credit losses on the purchased Bank of the West performing loan portfolio, and the tax expense related to certain tax measures enacted by the Canadian government, partially offset by the impact of divestiture costs in the prior year. Net income increased in our U.S. P&C business and decreased in BMO Capital Markets, Canadian P&C and BMO Wealth Management. On a reported basis, Corporate Services recorded net loss compared with a net income in the prior year, primarily due to the items noted above, and on an adjusted basis, Corporate Services recorded a higher net loss.

For further information on non-GAAP amounts, measures and ratios in this Net Income section, refer to the Non-GAAP and Other Financial Measures section.

Revenue

Q2 2023 vs. Q2 2022

Reported revenue was $8,440 million, compared with $9,318 million in the prior year. Reported revenue, net of CCPB, was $7,849 million compared with $10,126 million in the prior year, a decrease of $2,277 million or 22%, and adjusted net revenue was $7,856 million compared with $6,563 million, an increase of $1,293 million or 20%. Adjusted net revenue in the current quarter excluded interest expense related to a legal provision. The prior year excluded revenue related to fair value management actions, as well as the impact of divestitures. The impact of the stronger U.S. dollar increased net revenue by 3% on both a reported and an adjusted basis. Bank of the West contributed $1,072 million to revenue.

The decrease in reported results primarily reflected the items noted above. On an adjusted basis, revenue increased in U.S. P&C, primarily due to the inclusion of Bank of the West and higher net interest income reflecting higher margins and loan balances, partially offset by lower non-interest income, in Canadian P&C due to higher net interest income reflecting balance growth and higher margins, partially offset by lower non-interest income, and in BMO Wealth Management reflecting the inclusion of Bank of the West, partially offset by the impact of weaker global markets. Revenue in BMO Capital Markets was relatively unchanged from the prior year. Revenue in Corporate Services decreased on both a reported and an adjusted basis.

Reported net interest income was $4,814 million, an increase of $912 million or 23%, and adjusted net interest income was $4,821 million, an increase of $1,041 million or 28%. Adjusted results excluded interest expense of $7 million related to the legal provision in the current quarter and revenue of $122 million from the impact of fair value management actions in the prior year. Adjusted non-trading net interest income was $4,579 million, an increase of $1,206 million or 36%, due to the inclusion of Bank of the West and associated net mark accretion, and increases in our P&C businesses due to balance growth and higher net interest margins, partially offset by lower net interest income in Corporate Services and the impact of risk transfer transactions. Trading-related net interest income was $242 million, a decrease of $165 million that was partially offset in trading non-interest revenue.

Average earning assets were $1,165.2 billion, an increase of $215.9 billion or 23%, primarily due to the inclusion of Bank of the West, loan growth, the impact of the stronger U.S. dollar and higher liquidity requirements in Corporate Services.

BMO’s overall reported net interest margin of 1.69% was unchanged from the prior year, and adjusted net interest margin increased 7 basis points. Adjusted net interest margin excluding trading-related net interest income and earning assets was 1.88%, an increase of 15 basis points, due to the impact of Bank of the West and associated net mark accretion, and higher margins in our P&C businesses, partially offset by lower net interest income and higher low-yielding assets in Corporate Services, and the impact of risk transfer transactions.

Reported non-interest revenue was $3,626 million, a decrease of $1,790 million or 33% from $5,416 million in the prior year, and reported non-interest revenue, net of CCPB, was $3,035 million, a decrease of $3,189 million or 51% from $6,224 million. Results reflected the impact of fair value

16 BMO Financial Group Second Quarter Report 2023

management actions noted above. Adjusted non-interest revenue, net of CCPB, was $3,035 million, an increase of $252 million or 9% from the prior year, primarily due to higher trading revenue, deposit and payment service and lending fee revenue.

Gross insurance revenue was $726 million, compared with a loss of $673 million in the prior year, primarily due to changes in the fair value of investments. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets caused by movements in interest rates and equity markets. The investments that support policy benefit liabilities are predominantly fixed income and equity assets recorded at fair value, with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. The impact of these fair value changes was largely offset by changes in policy benefit liabilities, which are discussed in the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section.

Q2 2023 vs. Q1 2023

Reported revenue increased $1,970 million or 30% from $6,470 million in the prior quarter. Reported revenue, net of CCPB increased $2,572 million or 49% due to the impact of fair value management actions in the prior quarter. Adjusted net revenue increased $562 million or 8%. Results were impacted by three fewer days in the current quarter. Reported net revenue increased in U.S. P&C and BMO Wealth Management, primarily due to the inclusion of Bank of the West. Revenue decreased in Canadian P&C due to lower net interest income and non-interest revenue, and in BMO Capital Markets, primarily due to lower revenue in Global Markets. Revenue in Corporate Services increased on a reported basis and decreased on an adjusted basis.

Reported net interest income increased $793 million or 20% from the prior quarter, primarily due to fair value management actions in the prior quarter. Adjusted net interest income increased $411 million or 9%, due to the inclusion of Bank of the West and associated net mark accretion, partially offset by lower net interest income in Corporate Services and three fewer days in the current quarter. Trading-related net interest income decreased $43 million or 15% from the prior quarter.

Average earning assets increased $86.2 billion or 8%, primarily due to the inclusion of Bank of the West, partially offset by a decrease in cash equivalent balances.

BMO’s overall reported net interest margin increased 21 basis points, primarily due to the inclusion of Bank of the West and associated net mark accretion, and the adjusting items noted above, and adjusted net interest margin increased 8 basis points. Adjusted net interest margin excluding trading-related net interest income and earning assets increased 9 basis points, primarily due to the impact of Bank of the West, partially offset by lower net interest income in Corporate Services.

Reported non-interest revenue increased $1,177 million from the prior quarter, and reported non-interest revenue, net of CCPB, increased $1,779 million, primarily reflecting the impact of the adjusting items noted above. Adjusted non-interest revenue, net of CCPB, increased $151 million or 5% from the prior quarter, primarily due to higher fee revenue from deposit and payment services, underwriting and advisory services, card fee revenue, and investment management and custodial fee revenue, partially offset by lower securities gains, other than trading.

Gross insurance revenue decreased $605 million from the prior quarter, primarily due to changes in the fair value of investments. The decrease in insurance revenue was largely offset by changes in CCPB, as discussed in the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section.

Q2 YTD 2023 vs. Q2 YTD 2022

Total reported revenue was $14,910 million, compared with $17,041 million in the prior year, and reported revenue, net of CCPB, was $13,126 million, compared with $17,768 million. Adjusted revenue was $16,934 million, an increase of $3,989 million or 31% from the prior year, and adjusted revenue, net of CCPB, was $15,150 million, an increase of $1,478 million or 11%.

The decrease in reported revenue reflected the impact of fair value management actions noted above. On an adjusted basis, revenue increased in U.S. P&C, primarily due to the inclusion of Bank of the West and higher net interest income reflecting higher margins and loan balances, partially offset by lower non-interest revenue, and in Canadian P&C due to higher net interest income reflecting balance growth and higher margins, partially offset by lower non-interest income. Revenue increased in BMO Wealth Management, primarily reflecting the inclusion of Bank of the West in Wealth and Asset Management, partially offset by the impact of weaker global markets, and higher Insurance revenue. Revenue decreased in BMO Capital Markets. Revenue in Corporate Services decreased on both a reported and an adjusted basis from the prior year.

Reported net interest income was $8,835 million, an increase of $914 million or 12%, and adjusted net interest income was $9,231 million, an increase of $1,477 million or 19%. Adjusted results excluded interest expense of $13 million related to the legal provision and a loss of $383 million related to the fair value management actions in the current year. Adjusted non-trading net interest income was $8,704 million, an increase of $1,921 million or 28%, with increases across all operating businesses and reflected strong balance growth, higher net interest margins and the inclusion of Bank of the West and associated net mark accretion, partially offset by the impact of risk transfer transactions and lower net interest income in Corporate Services. Trading-related net interest income was $527 million, a decrease of $444 million that was partially offset in trading non-interest revenue.

Average earning assets were $1,121.4 billion, an increase of $160.2 billion or 17%, primarily due to loan growth, the inclusion of Bank of the West, the impact of the stronger U.S. dollar and higher liquidity requirements in Corporate Services.

BMO’s overall reported net interest margin of 1.59% decreased 7 basis points from the prior year, primarily due to the impact of fair value management actions and lower trading-related net interest income. Adjusted net interest margin increased 3 basis points from the prior year. Adjusted net interest margin excluding trading-related net interest income and earning assets was 1.83%, an increase of 13 basis points, primarily due to higher margins in our P&C businesses and the impact of Bank of the West and associated net mark accretion, partially offset by lower net interest income and higher low-yielding assets in Corporate Services and the impact of risk transfer transactions.

Reported non-interest revenue was $6,075 million, a decrease of $3,045 million or 33% from $9,120 million in the prior year, and reported non-interest revenue, net of CCPB, was $4,291 million, a decrease of $5,556 million or 56% from $9,847 million. Results reflected the impact of the fair

BMO Financial Group Second Quarter Report 2023 17

value management actions noted above. Adjusted non-interest revenue, net of CCPB, was $5,919 million, unchanged from the prior year, as higher trading revenue and the impact of Bank of the West was offset by lower underwriting and advisory revenue and lower securities gains, other than trading.

Net interest income and non-interest revenue are detailed in the unaudited interim consolidated financial statements.

Gross insurance revenue was $2,057 million, compared with a loss of $481 million in the prior year, primarily due to changes in the fair value of investments. The increase in insurance revenue was largely offset by changes in CCPB, as discussed in the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section.

For further information on non-GAAP amounts, measures and ratios, and results presented on a net revenue basis in this Revenue section, refer to the Non-GAAP and Other Financial Measures section.

Change in Net Interest Income, Average Earning Assets and Net Interest Margin (1)

	Net interest income (teb) (2)			Average earning assets (3)			Net interest margin (in basis points)
(Canadian $ in millions, except as noted)	Q2-2023	Q1-2023	Q2-2022	Q2-2023	Q1-2023	Q2-2022	Q2-2023	Q1-2023	Q2-2022
Canadian P&C	1,983	2,030	1,763	301,268	298,149	272,231	270	270	266
U.S. P&C	2,156	1,489	1,141	223,100	150,527	133,774	396	392	350
Personal and Commercial Banking (P&C)	4,139	3,519	2,904	524,368	448,676	406,005	324	311	293
All other operating groups and Corporate Services (4)	675	502	998	640,840	630,287	543,274	na	na	na
Total reported	4,814	4,021	3,902	1,165,208	1,078,963	949,279	169	148	169
Total adjusted	4,821	4,410	3,780	1,165,208	1,078,963	949,279	170	162	163
Trading net interest income and earning assets	242	285	407	164,956	162,347	149,747	na	na	na
Total reported excluding trading net interest income and earning assets	4,572	3,736	3,495	1,000,252	916,616	799,532	188	162	179
Total adjusted excluding trading net interest income and earning assets	4,579	4,125	3,373	1,000,252	916,616	799,532	188	179	173
U.S. P&C (US$ in millions)	1,589	1,109	900	164,475	112,109	105,628	396	392	350

	Net interest income (teb) (2)			Average earning assets (3)			Net interest margin (in basis points)
(Canadian $ in millions, except as noted)	YTD-2023		YTD-2022	YTD-2023		YTD-2022	YTD-2023		YTD-2022
Canadian P&C	4,013		3,550	299,682		268,435	270		267
U.S. P&C	3,645		2,297	186,212		132,654	395		349
Personal and Commercial Banking (P&C)	7,658		5,847	485,894		401,089	318		294
All other operating groups and Corporate Services (4)	1,177		2,074	635,477		560,088	na		na
Total reported	8,835		7,921	1,121,371		961,177	159		166
Total adjusted	9,231		7,754	1,121,371		961,177	166		163
Trading net interest income and trading assets	527		971	163,630		157,965	na		na
Total excluding trading net interest income and trading assets	8,308		6,950	957,741		803,212	175		175
Total adjusted excluding trading net interest income and trading assets	8,704		6,783	957,741		803,212	183		170
U.S. P&C (US$ in millions)	2,698		1,810	137,858		104,559	395		349

(1)	Adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Operating group revenue is presented on a taxable equivalent basis (teb) in net interest income. For further information, refer to the How BMO Reports Operating Group Results section.
(3)

Average earning assets represents the daily average balance of deposits with central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities, and loans, over a one-year period.

(4)	For further information on net interest income for these other operating groups and Corporate Services, refer to the Review of Operating Groups’ Performance section.

  na – not applicable

Total Provision for Credit Losses

Q2 2023 vs. Q2 2022

Total reported provision for credit losses was $1,023 million and total adjusted provision for credit losses was $318 million, compared with a reported and adjusted provision of $50 million in the prior year. The total provision for credit losses as a percentage of average net loans and acceptances ratio was 65 basis points on a reported basis and 20 basis points on an adjusted basis, compared with 4 basis points on both a reported and adjusted basis in the prior year. Adjusted provision for credit losses excluded the initial provision on the purchased Bank of the West performing loan portfolio of $705 million.

The provision for credit losses on impaired loans was $243 million, an increase of $123 million from the prior year, primarily due to higher provisions in Personal and Business Banking in our P&C businesses. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 16 basis points, compared with 10 basis points in the prior year.

The provision for credit losses on performing loans was $780 million on a reported basis and $75 million on an adjusted basis, compared with a reported and adjusted recovery of $70 million in the prior year. The $780 million provision for credit losses on performing loans in the current quarter included the initial provision on the purchased Bank of the West performing loan portfolio noted above. On an adjusted basis, the $75 million provision for credit losses on performing loans in the current quarter reflected portfolio credit migration, model changes and economic uncertainty, partially offset by a modest improvement in macro-economic variables, including the continued benefit from risk transfer transactions. The $70 million recovery of credit losses in the prior year largely reflected reduced uncertainty, as a result of the improving pandemic environment, portfolio credit improvement and model changes, partially offset by a deteriorating economic outlook, increased adverse scenario weight and portfolio growth.

Q2 2023 vs. Q1 2023

Total reported provision increased $806 million from the prior quarter, and adjusted provision increased $101 million. The total provision for credit losses as a percentage of average net loans and acceptances ratio was 65 basis points on a reported basis and 20 basis points on an adjusted basis, compared with 15 basis points on both a reported and adjusted basis in the prior quarter. Adjusted provision excludes the item noted above.

18 BMO Financial Group Second Quarter Report 2023

The provision for credit losses on impaired loans increased $47 million from the prior quarter, primarily due to higher provisions in Personal and Business Banking partially offset by lower provisions in Commercial Banking in our P&C businesses. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 16 basis points, compared with 14 basis points in the prior quarter.

The provision for credit losses on performing loans was $780 million on a reported basis and $75 million on an adjusted basis, compared with a reported and adjusted provision of $21 million in the prior quarter. The $780 million provision for credit losses on performing loans in the current quarter included the initial provision on the purchased Bank of the West performing loan portfolio noted above. On an adjusted basis, the $75 million provision for credit losses on performing loans in the current quarter reflected the items noted above. The $21 million provision for credit losses on performing loans in the prior quarter reflected economic uncertainty and growth in certain portfolios, largely offset by portfolio credit improvement, and benefits from risk transfer transactions.

Q2 YTD 2023 vs. Q2 YTD 2022

Total reported provision for credit losses was $1,240 million and total adjusted provision for credit losses was $535 million, compared with a reported and adjusted recovery of the provision for credit losses of $49 million in the prior year. Total provision for credit losses ratio was 42 basis points on a reported basis and 18 basis points on an adjusted basis, compared with a total recovery of provision of credit losses ratio of 2 basis points on both a reported and adjusted basis in the prior year. On an adjusted basis, the provision for credit losses excluded the item noted above.

The provision for credit losses on impaired loans was $439 million, an increase of $233 million from the prior year, primarily due to higher provisions in Personal and Business Banking in our P&C businesses. The provision for credit losses on impaired loans ratio was 15 basis points, compared with 8 basis points in the prior year.

The provision for credit losses on performing loans was $801 million on a reported basis and $96 million on an adjusted basis, compared with a reported and adjusted recovery of $255 million in the prior year. The $801 million provision for credit losses on performing loans in the current year included the initial provision noted above. On an adjusted basis, the $96 million provision for credit losses on performing loans in the current year largely reflected economic uncertainty, portfolio credit migration and growth in certain portfolios, partially offset by a modest improvement in macro-economic variables and benefits from risk transfer transactions. The recovery in the prior year largely reflected reduced uncertainty as a result of the improving pandemic environment and portfolio credit improvement, partially offset by a deteriorating economic outlook, adoption of a higher adverse scenario weight and portfolio growth.

For further information on non-GAAP amounts, measures and ratios in this Total Provision for Credit Losses section, refer to the Non-GAAP and Other Financial Measures section.

Provision for Credit Losses by Operating Group

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank

Q2-2023

Provision for (recovery of) credit losses on impaired loans	173	66	239	1	-	3	243
Provision for (recovery of) credit losses on performing loans	55	3	58	3	17	702	780
Total provision for (recovery of) credit losses	228	69	297	4	17	705	1,023
Initial provision for credit losses on purchased performing loans (1)	-	-	-	-	-	(705)	(705)
Adjusted total provision for credit losses (1) (2)	228	69	297	4	17	-	318

Q1-2023

Provision for (recovery of) credit losses on impaired loans	154	48	202	1	(3)	(4)	196
Provision for (recovery of) credit losses on performing loans	10	14	24	5	(7)	(1)	21
Total provision for (recovery of) credit losses	164	62	226	6	(10)	(5)	217

Q2-2022

Provision for (recovery of) credit losses on impaired loans	86	35	121	-	1	(2)	120
Provision for (recovery of) credit losses on performing loans	(32)	(74)	(106)	1	32	3	(70)
Total provision for (recovery of) credit losses	54	(39)	15	1	33	1	50

YTD-2023

Provision for (recovery of) credit losses on impaired loans	327	114	441	2	(3)	(1)	439
Provision for (recovery of) credit losses on performing loans	65	17	82	8	10	701	801
Total provision for (recovery of) credit losses	392	131	523	10	7	700	1,240
Initial provision for credit losses on purchased performing loans (1)	-	-	-	-	-	(705)	(705)
Adjusted total provision for credit losses (1) (2)	392	131	523	10	7	(5)	535

YTD-2022

Provision for (recovery of) credit losses on impaired loans	186	38	224	-	(15)	(3)	206
Provision for (recovery of) credit losses on performing loans	(108)	(151)	(259)	5	(3)	2	(255)
Total provision for (recovery of) credit losses	78	(113)	(35)	5	(18)	(1)	(49)

(1)	Reported net income included a $705 million of provision for credit losses on performing loans related to the acquired Bank of the West performing loan portfolio.
(2)

Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the above table. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. Revenue, net of CCPB, and adjusted results in this table are non-GAAP. For further information, refer to the Non-GAAP and Other Financial Measures section, and for details on the composition of non-GAAP amounts, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

Provision for Credit Losses Performance Ratios

	Q2-2023	Q1-2023	Q2-2022	YTD-2023	YTD-2022
Total PCL-to-average net loans and acceptances (annualized) (%)	0.65	0.15	0.04	0.42	(0.02)
PCL on impaired loans-to-average net loans and acceptances (annualized) (%)	0.16	0.14	0.10	0.15	0.08

BMO Financial Group Second Quarter Report 2023 19

Impaired Loans

Total gross impaired loans (GIL) were $2,658 million, compared with $2,123 million in the prior year, with the largest increases in impaired loans attributable to retail trade, commercial real estate, manufacturing and construction. GIL increased $631 million from $2,027 million in the prior quarter, including purchased credit impaired loans of $415 million relating to Bank of the West in the current quarter.

Factors contributing to the change in GIL are outlined in the table below. Loans classified as impaired during the quarter totalled $843 million, compared with $333 million in the prior year and $521 million in the prior quarter.

Changes in Gross Impaired Loans (GIL) and Acceptances

(Canadian $ in millions, except as noted)	Q2-2023	Q1-2023	Q2-2022	YTD-2023	YTD-2022
GIL, beginning of period	2,027	1,991	2,219	1,991	2,169
Classified as impaired during the period	843	521	333	1,364	795
Purchased credit impaired during the period	415	-	-	415	-
Transferred to not impaired during the period	(101)	(140)	(132)	(241)	(266)
Net repayments	(397)	(185)	(221)	(582)	(447)
Amounts written-off	(151)	(141)	(74)	(292)	(152)
Recoveries of loans and advances previously written-off	-	-	-	-	-
Disposals of loans	-	-	(11)	-	(11)
Foreign exchange and other movements	22	(19)	9	3	35
GIL, end of period	2,658	2,027	2,123	2,658	2,123
GIL to gross loans and acceptances (%)	0.41	0.36	0.41	0.41	0.41

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

Insurance claims, commissions and changes in policy benefit liabilities (CCPB) in the current quarter were $591 million, an increase of $1,399 million from the prior year. Results increased, largely due to changes in the fair value of policy benefit liabilities. CCPB decreased $602 million from the prior quarter, due to changes in the fair value of policy benefit liabilities. These changes were largely offset in insurance revenue.

Non-Interest Expense

Q2 2023 vs. Q2 2022

Reported non-interest expense was $5,573 million, compared with $3,713 million in the prior year, and adjusted non-interest expense was $4,731 million, an increase of $1,081 million or 30%. Bank of the West contributed $1,581 million to non-interest expense on a reported basis and $755 million on an adjusted basis. The impact of the stronger U.S. dollar increased non-interest expense by approximately 4% on a reported basis and 3% on an adjusted basis. Adjusted non-interest expense excluded the impact of acquisition and integration costs and amortization of acquisition-related intangible assets in both the current and prior year, and divestiture costs in the prior year.

The increase in reported expenses reflected higher acquisition and integration costs and amortization of acquisition-related intangibles. Reported and adjusted expenses increased due to the impact of Bank of the West, as well as increases in underlying expenses across most categories, including the impact of the prior year investments in sales force and technology, as well as higher legal provisions.

The reported gross efficiency ratio was 66.0%, compared with 39.9% in the prior year. On a net revenue basis(1), the reported efficiency ratio was 71.0%, compared with 36.7% in the prior year, and the adjusted efficiency ratio was 60.2%, compared with 55.6% in the prior year. Reported gross operating leverage was negative 59.4%. On a net revenue basis, reported operating leverage was negative 72.5% and adjusted net operating leverage was negative 9.8%.

(1)	This ratio is calculated using net revenue and non-interest expense. For further discussion of revenue, refer to the Revenue section.

Q2 2023 vs. Q1 2023

Reported non-interest expense increased $1,152 million or 26% from the prior quarter, and adjusted non-interest expense increased $559 million or 13%. Adjusted results excluded the items noted above.

The increase in reported non-interest expense reflected higher acquisition and integration costs and amortization of acquisition-related intangible assets. In addition, reported and adjusted non-interest expense reflected the impact of Bank of the West, partially offset by lower underlying expenses, largely driven by stock-based compensation that is expensed in the first quarter of each year and the seasonality of benefits, as well as the impact of three fewer days in the current quarter.

The reported gross efficiency ratio was 66.0%, compared with 68.3% in the prior quarter. On a net revenue basis, the reported efficiency ratio was 71.0%, compared with 83.8% in the prior quarter, and the adjusted efficiency ratio was 60.2%, compared with 57.2% in the prior quarter. On a net revenue basis, reported operating leverage ratio was negative 72.5%, compared with negative 46.0% in the prior quarter and adjusted net operating leverage was negative 9.8%, compared with negative 6.4%.

20 BMO Financial Group Second Quarter Report 2023

Q2 YTD 2023 vs. Q2 YTD 2022

Reported non-interest expense was $9,994 million, an increase of $2,435 million or 32% from the prior year, and adjusted non-interest expense was $8,903 million, an increase of $1,424 million or 19%. The impact of the stronger U.S. dollar increased non-interest expense by approximately 3% on both a reported and an adjusted basis. Adjusted results excluded the items noted above.

The increase in reported non-interest expense primarily reflected higher acquisition and integration costs and amortization of acquisition-related intangible assets. Reported and adjusted non-interest expense increased due to the inclusion of Bank of the West, as well as reflected higher underlying expenses across most categories, including the impact of the prior year investments in sales force and technology, as well as higher legal provisions.

The reported efficiency ratio was 67.0%, compared with 44.4% in the prior year, and was 76.1% on a net revenue basis, compared with 42.5% in the prior year. The adjusted efficiency ratio on a net revenue basis was 58.8%, compared with 54.7% in the prior year.

Non-interest expense is detailed in the unaudited interim consolidated financial statements.

For further information on non-GAAP amounts, measures and ratios in this Non-Interest Expense section, refer to the Non-GAAP and Other Financial Measures section.

Provision for Income Taxes

The provision for income taxes was $194 million, a decrease of $1,413 million from the second quarter of 2022, and a decrease of $198 million from the first quarter of 2023. The effective tax rate for the current quarter was 15.5%, compared with 25.2% in the second quarter of 2022, and 61.4% in the first quarter of 2023.

The adjusted provision for income taxes was $591 million, a decrease of $85 million from the second quarter of 2022, and a decrease of $42 million from the first quarter of 2023. The adjusted effective tax rate was 21.1% in the current quarter, compared with 23.6% in the second quarter of 2022, and 21.8% in the first quarter of 2023. The change in the reported effective tax rate in the current quarter relative to the second quarter of 2022 and the first quarter of 2023 was primarily due to the impact of higher pre-tax earnings in the prior year and the impact of the one-time tax expense of $371 million in the prior quarter related to the Canada Recovery Dividend, and the prorated fiscal 2022 impact of the 1.5% increase in tax rate, net of a related revaluation of our net deferred tax asset. The change in the adjusted effective tax rate in the current quarter relative to the second quarter of 2022 and the first quarter of 2023 was primarily due to earnings mix.

Additional information regarding accounting for income taxes is included in Note 10 of the unaudited interim consolidated financial statements.

For further information on non-GAAP amounts, measures and ratios in this Provision for Income Taxes section, refer to the Non-GAAP and Other Financial Measures section.

BMO Financial Group Second Quarter Report 2023 21

Balance Sheet

(Canadian $ in millions)	As at April 30, 2023	As at October 31, 2022

Assets

Cash and cash equivalents and interest bearing deposits with banks	73,770	93,200
Securities	315,956	273,262
Securities borrowed or purchased under resale agreements	118,575	113,194
Net loans and acceptances	645,366	564,574
Derivative instruments	31,960	48,160
Other assets	65,264	46,809
Total assets	1,250,891	1,139,199

Liabilities and Equity

Deposits	875,443	769,478
Derivative instruments	41,802	59,956
Securities lent or sold under repurchase agreements	105,179	103,963
Other liabilities	144,187	126,614
Subordinated debt	8,195	8,150
Equity	76,066	71,038
Non-controlling interest in subsidiaries	19	-
Total liabilities and equity	1,250,891	1,139,199

Total assets were $1,250.9 billion as at April 30, 2023, an increase of $111.7 billion from October 31, 2022. The weaker U.S. dollar decreased assets by $3.3 billion, excluding the impact on derivative financial assets.

Cash and cash equivalents and interest bearing deposits with banks decreased $19.4 billion, primarily due to lower balances held with central banks following the completion of the Bank of the West acquisition on February 1, 2023, as well as lower balances in BMO Capital Markets.

Securities increased $42.7 billion, primarily due to the inclusion of Bank of the West and client activity in BMO Capital Markets, partially offset by the impact of the weaker U.S. dollar.

Securities borrowed or purchased under resale agreements increased $5.4 billion due to client activity in BMO Capital Markets.

Net loans and acceptances increased $80.8 billion. Bank of the West contributed $78.5 billion to net loans and acceptances as at April 30, 2023. Business and government loans and acceptances increased $24.5 billion, reflecting the impact of Bank of the West and growth in Canadian P&C, BMO Capital Markets and BMO Wealth Management, partially offset by lower source currency balances in U.S. P&C and the impact of the weaker U.S. dollar. Consumer instalment and other personal loans increased $18.3 billion due to the inclusion of Bank of the West, partially offset by lower balances in our P&C businesses. Non-residential mortgages increased $19.5 billion, primarily due to the inclusion of Bank of the West. Residential mortgages increased $17.9 billion, primarily due to the impact of Bank of the West and growth in our P&C businesses. Credit card balances increased $1.4 billion due to growth in Canadian P&C and the inclusion of Bank of the West.

Derivative financial assets decreased $16.2 billion, primarily due to a decrease in the value of client-driven trading derivatives in BMO Capital Markets, with decreases in the fair value of foreign exchange, commodities, interest rate and equity contracts.

Other assets increased $18.5 billion due to the inclusion of Bank of the West, primarily driven by goodwill and intangible assets.

Liabilities increased $106.6 billion from October 31, 2022. The weaker U.S. dollar decreased liabilities by $3.2 billion, excluding the impact on derivative financial liabilities.

Deposits increased $106.0 billion. Bank of the West contributed $87.0 billion to deposits as at April 30, 2023, including $84.5 billion in customer deposits. The increase in underlying deposit balances were driven by higher wholesale funding, primarily to fund Global Markets client activity and to meet structural funding needs, and growth in Canadian P&C customer deposits, partially offset by lower source currency customer deposits in U.S. P&C, BMO Capital Markets and BMO Wealth Management, as well as the impact of the weaker U.S. dollar.

Derivative financial liabilities decreased $18.2 billion, largely due to a decrease in the value of client-driven trading derivatives in BMO Capital Markets reflecting decreases in the fair value of foreign exchange, interest rate, equity and commodities contracts.

Securities lent or sold under repurchase agreements increased $1.2 billion due to client activity in BMO Capital Markets, partially offset by the impact of the weaker U.S. dollar.

Other liabilities increased $17.6 billion, driven by higher Federal Home Loan Bank borrowings, including the impact of Bank of the West, an increase in securities sold but not yet purchased due to client activity in BMO Capital Markets, and higher insurance-related liabilities, partially offset by lower acceptances as a result of lower levels of acceptances being issued into the market.

Subordinated debt was relatively unchanged.

Equity increased $5.0 billion from October 31, 2022, primarily due to common and preferred share issuances and higher accumulated other comprehensive income, partially offset by a decrease in retained earnings. Common shares increased $4.3 billion, as a result of share issuances during the first quarter of 2023, as well as shares issued under the dividend reinvestment and share purchase plan. Preferred shares and other equity instruments increased $0.7 billion and reflected an issuance in the first quarter of 2023. Accumulated other comprehensive income increased $1.0 billion, as gains on cash flow hedges due to lower medium to long-term interest rates were partially offset by losses on remeasurement of own credit risk on financial liabilities designated at fair value. Retained earnings decreased $974 million, as a result of dividends and distributions on other equity instruments, partially offset by net income earned in the current year.

Contractual obligations by year of maturity are outlined in the Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments table in the Risk Management section.

22 BMO Financial Group Second Quarter Report 2023

Capital Management

BMO continues to manage its capital within the framework described in the Enterprise-Wide Capital Management section of BMO’s 2022 Annual Report.

Second Quarter 2023 Regulatory Capital Review

BMO’s Common Equity Tier 1 (CET1) Ratio was 12.2% as at April 30, 2023, a decrease from 18.2% at the end of the first quarter of 2023, primarily due to the acquisition of Bank of the West.

CET1 Capital was $51.4 billion as at April 30, 2023, a decrease from $63.1 billion as at January 31, 2023, primarily due to a higher capital deduction for goodwill and intangible assets related to Bank of the West, partially offset by higher accumulated other comprehensive income, primarily due to foreign exchange movements, internal capital generation and common shares issued under the shareholder dividend reinvestment and share purchase plan (DRIP). For more information on the acquisition of Bank of the West, refer to the Significant Events section and Note 12 of the unaudited interim consolidated financial statements.

In calculating regulatory capital ratios, there is a requirement to increase total risk-weighted assets (RWA) when a capital floor amount calculated under the standardized approach is higher than a similar calculation using more risk-sensitive internal modelled approaches, where applicable. The capital floor was not operative as at April 30, 2023, compared with a floor adjustment of $10.8 billion at January 31, 2023.

RWA were $420.0 billion as at April 30, 2023, an increase from $347.5 billion as at January 31, 2023. RWA increased primarily due to the inclusion of Bank of the West and foreign exchange movements, partially offset by lower RWA as the result of the elimination of the capital floor adjustment and the implementation of the Basel III Reforms. Changes under the Basel III Reforms included revised rules for credit risk and operational risk, effective February 1, 2023, which reduced RWA by approximately $8.2 billion.

The bank’s Tier 1 and Total Capital Ratios were 13.9% and 16.0%, respectively, as at April 30, 2023, compared with 20.1% and 22.6%, respectively, as at January 31, 2023, primarily due to the same factors impacting the CET1 Ratio.

The impact of foreign exchange movements on capital ratios was largely offset. BMO’s investments in foreign operations are primarily denominated in U.S. dollars, and the foreign exchange impact of U.S.-dollar-denominated RWA and capital deductions may result in variability in the bank’s capital ratios. We may manage the impact of foreign exchange movements on our capital ratios, and we did so during the current quarter. Any such activities could also impact our book value and return on equity.

Our Leverage Ratio was 4.2% as at April 30, 2023, a decrease from 5.9% at the end of the first quarter of 2023, primarily due to the acquisition of Bank of the West.

The bank’s risk-based Total Loss Absorbing Capacity (TLAC) Ratio and TLAC Leverage Ratio were 27.0% and 8.3%, respectively, as at April 30, 2023, compared with 37.2% and 10.9%, respectively, as at January 31, 2023.

Regulatory Capital Developments

On December 8, 2022, the Office of the Superintendent of Financial Institutions (OSFI) announced that the Domestic Stability Buffer (DSB) level will be set at 3% of total RWA as of February 1, 2023. In addition, OSFI increased the DSB’s range from 0% to 2.5%, to 0% to 4%.

The domestic implementation of Basel III Reforms related to capital, leverage, liquidity and disclosure requirements were effective in the second quarter of 2023. Capital changes under these reforms include revised rules for credit risk and operational risk. Effective February 1, 2023, D-SIBs were required to meet a 0.5% buffer requirement for the Leverage and TLAC Leverage Ratios in addition to the minimum requirements. Revisions related to market risk and credit valuation adjustment risk will become effective in the first quarter of 2024.

Refer to the Enterprise-Wide Capital Management section of BMO’s 2022 Annual Report for a more detailed discussion of regulatory developments.

Regulatory Capital, Leverage and TLAC

Regulatory capital requirements for BMO are determined in accordance with OSFI’s CAR Guideline and the Leverage Requirements (LR) Guideline, which are based on the standards developed by the Basel Committee on Banking Supervision. TLAC requirements are determined in accordance with OSFI’s TLAC Guideline. For more information see the Enterprise-Wide Capital Management section of BMO’s 2022 Annual Report.

OSFI’s capital, leverage and TLAC requirements are summarized in the following table.

(% of risk-weighted assets or leverage exposures)	Minimum capital, leverage and TLAC requirements	Total Pillar 1 Capital Buffer (1)	Tier 1 Capital Buffer (2)	Domestic Stability Buffer (3)	Minimum capital, leverage and TLAC requirements including capital buffers	BMO capital, leverage and TLAC ratios as at April 30, 2023
Common Equity Tier 1 Ratio	4.5%	3.5%	na	3.0%	11.0%	12.2%
Tier 1 Capital Ratio	6.0%	3.5%	na	3.0%	12.5%	13.9%
Total Capital Ratio	8.0%	3.5%	na	3.0%	14.5%	16.0%
TLAC Ratio	21.5%	na	na	3.0%	24.5%	27.0%
Leverage Ratio	3.0%	na	0.5%	na	3.5%	4.2%
TLAC Leverage Ratio	6.75%	na	0.5%	na	7.25%	8.3%

(1)

The minimum 4.5% CET1 Ratio requirement is augmented by the 3.5% Total Pillar 1 Capital Buffers, which can absorb losses during periods of stress. The Pillar 1 Capital Buffers, which will be met with CET1 Capital, include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Surcharge for domestic systemically important banks (D-SIBs) and a Countercyclical Buffer, as prescribed by OSFI (immaterial for the second quarter of 2023). If a bank’s capital ratios fall within the range of this combined buffer, restrictions on discretionary distributions of earnings (such as dividends, share repurchases and discretionary compensation) would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.

(2)	Effective February 1, 2023, D-SIBs are required to meet a 0.5% Tier 1 capital buffer requirement for the Leverage and TLAC Leverage Ratios.
(3)

OSFI requires all D-SIBs to hold a Domestic Stability Buffer (DSB) against Pillar 2 risks associated with systemic vulnerabilities. The DSB was set at 3.0% as at April 30, 2023. OSFI increased the DSB range from 0% to 2.5%, to 0% to 4%, and increased the DSB to 3.0% effective February 1, 2023. Breaches of the DSB do not result in a bank being subject to automatic constraints on capital distributions. Banks may be required to hold additional buffers that are applicable to capital, leverage and TLAC ratios.

  na – not applicable

BMO Financial Group Second Quarter Report 2023 23

Regulatory Capital and TLAC Position (1)

(Canadian $ in millions, except as noted)	Q2-2023	Q1-2023	Q4-2022
Gross common equity (1)	69,108	67,956	64,730
Regulatory adjustments applied to common equity	(17,704)	(4,841)	(3,839)
Common Equity Tier 1 Capital (CET1)	51,404	63,115	60,891
Additional Tier 1 eligible capital (2)	6,958	6,958	6,308
Regulatory adjustments applied to Tier 1	(83)	(85)	(78)
Additional Tier 1 Capital (AT1)	6,875	6,873	6,230
Tier 1 Capital (T1 = CET1 + AT1)	58,279	69,988	67,121
Tier 2 eligible capital (3)	9,086	8,447	8,238
Regulatory adjustments applied to Tier 2	(67)	(79)	(50)
Tier 2 Capital (T2)	9,019	8,368	8,188
Total Capital (TC = T1 + T2)	67,298	78,356	75,309
Other TLAC instruments (4)	46,232	50,997	45,554
Adjustments applied to other TLAC	(52)	(116)	(200)
Other TLAC available after adjustments	46,180	50,881	45,354
TLAC	113,478	129,237	120,663
Risk-Weighted Assets (5)	419,994	347,454	363,997
Leverage Exposures	1,371,512	1,181,914	1,189,990
Capital, Leverage and TLAC Ratios (%)
CET1 Ratio	12.2	18.2	16.7
Tier 1 Capital Ratio	13.9	20.1	18.4
Total Capital Ratio	16.0	22.6	20.7
TLAC Ratio	27.0	37.2	33.1
Leverage Ratio	4.2	5.9	5.6
TLAC Leverage Ratio	8.3	10.9	10.1

(1)	Gross Common Equity included issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(2)	Additional Tier 1 Eligible Capital included directly and indirectly issued qualifying Additional Tier 1 instruments.
(3)	Tier 2 Eligible Capital included subordinated debentures and may include portion of expected credit loss provisions.
(4)	Other TLAC includes senior unsecured debt subject to the Canadian Bail-In Regime.
(5)

Institutions using internal model-based approaches for credit risk, counterparty credit risk, or market risk are subject to capital floor requirement that is applied to RWA as prescribed in OSFI’s CAR Guideline.

OSFI’s CAR Guideline includes non-viability contingent capital (NVCC) provisions, which require the conversion of Additional Tier 1 and Tier 2 capital instruments into common shares if OSFI announces that a bank is, or is about to become, non-viable, or if the federal or a provincial government in Canada publicly announces that the bank has accepted, or has agreed to accept, a capital injection or equivalent support to avoid non-viability. Pursuant to the principles set out in the CAR Guideline, the conversion to common shares respects the hierarchy of claims in liquidation ensuring that Additional Tier 1 and Tier 2 instrument holders are entitled to a more favourable economic outcome than existing common shareholders.

Outstanding Shares and Securities Convertible into Common Shares (1)

As at April 30, 2023	Number of shares	Amount (in millions)

Common shares (2)	713,025,530	$22,062

Class B Preferred shares*

Series 27	20,000,000	$500
Series 29	16,000,000	$400
Series 31	12,000,000	$300
Series 33	8,000,000	$200
Series 44	16,000,000	$400
Series 46	14,000,000	$350
Series 50	500,000	$500
Series 52	650,000	$650

Other Equity Instruments*

4.800% Additional Tier 1 Capital Notes		US$500
4.300% Limited Recourse Capital Notes, Series 1 (LRCNs)		$1,250
5.625% Limited Recourse Capital Notes, Series 2 (LRCNs)		$750
7.325% Limited Recourse Capital Notes, Series 3 (LRCNs)		$1,000

Medium-Term Notes*

3.803% Subordinated Notes due 2032		US$1,250
4.338% Subordinated Notes due 2028		US$850
Series J - First Tranche		$1,000
Series J - Second Tranche		$1,250
Series K - First Tranche		$1,000
3.088% Subordinated Notes due 2037		US$1,250
Series L - First Tranche		$750

Stock options

Vested	3,071,192
Non-vested	3,722,714

*

Convertible into common shares. For LRCNs, convertible into common shares by virtue of the recourse to the Preferred Shares Series 48, Preferred Shares Series 49 and Preferred Shares Series 51 for Series 1, Series 2 and Series 3 LRCNs, respectively, issued concurrently with the LRCNs, which currently comprise the limited recourse trust assets.

(1)

Details on the Medium-Term Notes are outlined in Note 15 of the audited consolidated financial statements of BMO’s 2022 Annual Report. Details on share capital and Other Equity Instruments are outlined in Note 5 of the unaudited interim consolidated financial statements and Note 16 of the audited annual consolidated financial statements of BMO’s 2022 Annual Report.

(2)	Common Shares are net of 169,003 treasury shares.

24 BMO Financial Group Second Quarter Report 2023

If an NVCC trigger event were to occur, our NVCC instruments would be converted into BMO common shares pursuant to automatic conversion formulas, with a conversion price based on the greater of: (i) a floor price of $5.00; and (ii) the current market price of our common shares at the time of the trigger event (calculated using a 10-day weighted average). Based on a floor price of $5.00, these NVCC capital instruments would be converted into approximately 4.0 billion BMO common shares, assuming no accrued interest and no declared and unpaid dividends.

Other Capital Developments

During the quarter, we issued $435 million common shares through the DRIP and the exercise of stock options.

On January 31, 2023, we completed the domestic public offering of $650 million Non-Cumulative 5-Year Fixed Rate Reset Class B Preferred Shares, Series 52 (NVCC).

On January 25, 2023, we completed the private placement of $750 million common share with BNP Paribas SA. On December 16, 2022, we completed a public offering and a concurrent private placement for a total issuance of $2.6 billion common shares. The common shares were issued to align our capital position with increased regulatory requirements and for general corporate purposes.

On December 1, 2022, we issued 1,162,711 shares for $153 million for the acquisition of Radicle Group Inc.

Dividends

On May 24, 2023, BMO announced that the Board of Directors had declared a quarterly dividend on common shares of $1.47 per share, an increase of $0.04 from the prior quarter and an increase of $0.08 or 6% from the prior year. The dividend is payable on August 28, 2023 to shareholders of record on July 28, 2023. Common shareholders may elect to have their cash dividends reinvested in common shares of BMO, in accordance with the DRIP. Until further notice, common shares under the DRIP will be issued by the bank from treasury with a 2% discount, calculated in accordance with the terms of the DRIP. The discount will not apply to common shares purchased under the “Optional Cash Payment” feature of the DRIP.

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Caution

This Capital Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group Second Quarter Report 2023 25

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

BMO reports financial results for its three operating groups, one of which comprises two operating segments, all of which are supported by Corporate Units and Technology and Operations within Corporate Services. Operating segment results include treasury-related allocations in revenue, non-interest expense allocations from Corporate Units and Technology and Operations (T&O) and allocated capital. The impact of the acquisition is reflected in our current quarter and year-to-date results as a business combination, with operating results primarily allocated to our U.S. P&C and BMO Wealth Management businesses based on Bank of the West’s client segmentation and allocation methodologies which may change after conversion.

BMO employs funds transfer pricing and liquidity transfer pricing between treasury and the operating segments in order to assign the appropriate cost and credit to funds for the appropriate pricing of loans and deposits, and to help assess the profitability performance of each line of business. In addition, these practices capture the cost of holding supplemental liquid assets to meet contingent liquidity requirements, as well as facilitating the management of interest rate risk and liquidity risk within our risk appetite framework and regulatory requirements. We review our transfer pricing methodologies at least annually, to align with our interest rate, liquidity and funding risk management practices.

The costs of Corporate Units and T&O services are largely allocated to the four operating segments, with any remaining amounts retained in Corporate Services. Expenses directly incurred to support a specific operating segment are generally allocated to that operating segment. Other expenses that are not directly attributable to a specific operating segment are allocated across the operating segments, reasonably reflective of the level of support provided to each operating segment. We review these expense allocation methodologies periodically.

Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities. Effective the first quarter of fiscal 2023, our capital allocation rate increased to 11.0% of risk weighted assets, compared with 10.5% in fiscal 2022 to reflect increased capital requirements. Unallocated capital is reported in Corporate Services. We review our capital allocation methodologies annually.

Periodically, certain lines of business and units within our organizational structure are realigned to support our strategic priorities and prior periods have been reclassified to conform with the current period’s presentation.

We analyze revenue at the consolidated level based on GAAP revenue as reported in the audited annual consolidated financial statements, rather than on a taxable equivalent basis (teb), which is consistent with our Canadian banking peer group. Like many banks, BMO analyzes revenue on a teb basis at the operating segment level. Revenue and the provision for income taxes in BMO Capital Markets and U.S. Personal and Commercial Banking are increased on tax-exempt securities to an equivalent pre-tax basis in order to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the operating segment teb adjustments is reflected in Corporate Services revenue and provision for (recovery of) income taxes.

Personal and Commercial Banking (P&C) (1)

(Canadian $ in millions, except as noted)	Q2-2023	Q1-2023	Q2-2022	YTD-2023	YTD-2022
Net interest income (teb) (2)	4,139	3,519	2,904	7,658	5,847
Non-interest revenue	1,004	901	935	1,905	1,918
Total revenue (teb) (2)	5,143	4,420	3,839	9,563	7,765
Provision for credit losses on impaired loans	239	202	121	441	224
Provision for (recovery of) credit losses on performing loans	58	24	(106)	82	(259)
Total provision for (recovery of) credit losses	297	226	15	523	(35)
Non-interest expense	2,665	1,950	1,785	4,615	3,521
Income before income taxes	2,181	2,244	2,039	4,425	4,279
Provision for income taxes (teb) (2)	531	566	511	1,097	1,066
Reported net income	1,650	1,678	1,528	3,328	3,213
Dividends on preferred shares and distributions on other equity instruments	22	18	20	40	41
Net income available to common shareholders	1,628	1,660	1,508	3,288	3,172
Acquisition and integration costs (3)	2	-	-	2	-
Amortization of acquisition-related intangible assets (4)	78	1	2	79	3
Adjusted net income	1,730	1,679	1,530	3,409	3,216
Adjusted net income available to common shareholders	1,708	1,661	1,510	3,369	3,175

(1)	Adjusted results in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Taxable equivalent basis (teb) amounts of $8 million in both Q2-2023 and Q1-2023, and $5 million in Q2-2022; $16 million for YTD-2023 and $11 million for YTD-2022 are recorded in net interest income, revenue and in provision for income taxes.

(3)	Q2-2023 net income included acquisition-related integration costs of $3 million pre-tax related to the announced acquisition of AIR MILES®, recorded in non-interest expense.
(4)

Amortization of acquisition-related intangible assets pre-tax amounts for Total P&C of $105 million in Q2-2023, $2 million in both Q1-2023 and Q2-2022; $107 million for YTD-2023 and $4 million for YTD-2022 are recorded in non-interest expense.

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and commercial operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The P&C banking business reported net income was $1,650 million, an increase of $122 million or 8% from the prior year and a decrease of $28 million or 2% from the prior quarter. These operating segments are reviewed separately in the sections that follow.

For further information on non-GAAP amounts, measures, and ratios in this Review of Operating Groups’ Performance section, refer to the

Non-GAAP and Other Financial Measures section.

26 BMO Financial Group Second Quarter Report 2023

Canadian Personal and Commercial Banking (Canadian P&C) (1)

(Canadian $ in millions, except as noted)	Q2-2023	Q1-2023	Q2-2022	YTD-2023	YTD-2022
Net interest income	1,983	2,030	1,763	4,013	3,550
Non-interest revenue	563	599	622	1,162	1,242
Total revenue	2,546	2,629	2,385	5,175	4,792
Provision for credit losses on impaired loans	173	154	86	327	186
Provision for (recovery of) credit losses on performing loans	55	10	(32)	65	(108)
Total provision for credit losses	228	164	54	392	78
Non-interest expense	1,126	1,117	1,060	2,243	2,084
Income before income taxes	1,192	1,348	1,271	2,540	2,630
Provision for income taxes	331	368	331	699	686
Reported net income	861	980	940	1,841	1,944
Dividends on preferred shares and distributions on other equity instruments	9	10	10	19	21
Net income available to common shareholders	852	970	930	1,822	1,923
Acquisition and integration costs (2)	2	-	-	2	-
Amortization of acquisition-related intangible assets (3)	1	-	1	1	1
Adjusted net income	864	980	941	1,844	1,945
Adjusted net income available to common shareholders	855	970	931	1,825	1,924
Adjusted non-interest expense	1,122	1,117	1,059	2,239	2,083
Personal and Business Banking revenue	1,808	1,852	1,654	3,660	3,327
Commercial Banking revenue	738	777	731	1,515	1,465
Net income growth (%)	(8.3)	(2.5)	20.9	(5.3)	27.3
Revenue growth (%)	6.7	9.2	11.3	8.0	13.0
Non-interest expense growth (%)	6.1	9.1	11.1	7.6	10.3
Adjusted non-interest expense growth (%)	5.9	9.1	11.2	7.5	10.3
Return on equity (%) (4)	25.1	30.7	32.5	27.8	33.6
Adjusted return on equity (%) (4)	25.2	30.7	32.6	27.8	33.6
Operating leverage (%)	0.6	0.1	0.2	0.4	2.7
Adjusted operating leverage (%)	0.8	0.1	0.1	0.5	2.7
Efficiency ratio (%)	44.2	42.5	44.5	43.3	43.5
Net interest margin on average earning assets (%)	2.70	2.70	2.66	2.70	2.67
Average earning assets	301,268	298,149	272,231	299,682	268,435
Average gross loans and acceptances	312,685	309,981	284,717	311,310	280,828
Average deposits	268,342	261,331	237,565	264,779	236,988

(1)	Adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Q2-2023 net income included acquisition-related integration costs of $3 million pre-tax related to the announced acquisition of AIR MILES®, recorded in non-interest expense.
(3)

Amortization of acquisition-related intangible assets pre-tax amount of $1 million in Q2-2023, $nil in Q1-2023, and $1 million in Q2-2022; and $1 million for both YTD-2023 and YTD-2022 are recorded in non-interest expense.

(4)

Return on equity is based on allocated capital. Effective Q1-2023, the capital allocation rate increased to 11.0% of risk weighted assets, compared with 10.5% in fiscal 2022. For further information, refer to the Non-GAAP and Other Financial Measures section.

Q2 2023 vs. Q2 2022

Canadian P&C reported net income was $861 million, a decrease of $79 million or 8% from the prior year.

Total revenue was $2,546 million, an increase of $161 million or 7% from the prior year. Net interest income increased $220 million or 12%, due to higher balances and net interest margins. Non-interest revenue decreased $59 million or 9%, largely due to lower gains on investments in our Commercial Banking business and lower mutual fund distribution fee revenue. Net interest margin of 2.70% increased 4 basis points from the prior year, primarily due to higher deposit margins, partially offset by lower loan margins and a change in deposit mix.

Personal and Business Banking revenue increased $154 million or 9% and Commercial Banking revenue increased $7 million or 1%, both due to higher net interest income, partially offset by lower non-interest revenue.

Total provision for credit losses was $228 million, compared with $54 million in the prior year. The provision for credit losses on impaired loans was $173 million, an increase of $87 million, primarily due to higher provisions in our Personal and Business Banking business. There was a $55 million provision for credit losses on performing loans in the current quarter, compared with a recovery of $32 million in the prior year.

Non-interest expense was $1,126 million, an increase of $66 million or 6% from the prior year, reflecting higher employee-related expenses, including expanded sales force and higher salaries, and higher technology costs.

Average gross loans and acceptances increased $28.0 billion or 10% from the prior year to $312.7 billion. Personal and Business Banking loan balances increased 8%, Commercial Banking loan balances increased 12% and credit card balances increased 22%. Average deposits increased $30.8 billion or 13% to $268.3 billion. Personal and Business Banking deposits increased 16%, primarily due to strong growth in term deposits, partially offset by lower chequing and savings account deposits. Commercial Banking deposits increased 6%.

Q2 2023 vs. Q1 2023

Reported net income decreased $119 million or 12% from the prior quarter.

Total revenue decreased $83 million or 3% from the prior quarter. Net interest income decreased $47 million or 2%, primarily due to the impact of three fewer days in the current quarter. Non-interest revenue decreased $36 million or 6%, largely due to lower gains on investments in our Commercial Banking business. Net interest margin of 2.70% was unchanged from the prior quarter due higher loan margins, partially offset by lower deposit margins and a change in deposit mix.

Personal and Business Banking revenue decreased $44 million or 2% and Commercial Banking revenue decreased $39 million or 5%, both due to lower net interest income and non-interest revenue.

Total provision for credit losses increased $64 million from the prior quarter. The provision for credit losses on impaired loans increased $19 million due to higher provisions in Personal and Business Banking, partially offset by lower provisions in Commercial Banking. There was a $55 million provision for credit losses on performing loans in the current quarter, compared with a $10 million provision in the prior quarter.

Non-interest expense increased $9 million or 1% from the prior quarter.

BMO Financial Group Second Quarter Report 2023 27

Average gross loans and acceptances increased $2.7 billion or 1% from the prior quarter. Personal and Business Banking loan balances were relatively unchanged, while Commercial Banking loan balances increased 2% and credit card balances increased 2%. Average deposits increased $7.0 billion or 3% from the prior quarter. Personal and Business Banking deposits increased 3%, primarily due to strong growth in term deposits, partially offset by lower chequing and savings account deposits. Commercial Banking deposits increased 1%.

Q2 YTD 2023 vs. Q2 YTD 2022

Reported net income was $1,841 million, a decrease of $103 million or 5% from the prior year.

Total revenue was $5,175 million, an increase of $383 million or 8% from the prior year. Net interest income increased $463 million or 13%, due to higher balances and net interest margins. Non-interest revenue decreased $80 million or 6%, largely due to lower gains on investments in our Commercial Banking business and lower mutual fund distribution fee revenue and loan fees, partially offset by higher card-related revenue. Net interest margin of 2.70% increased 3 basis points from the prior year due to higher deposit margins, partially offset by lower loan margins and a change in deposit mix.

Personal and Business Banking revenue increased $333 million or 10%, and Commercial Banking revenue increased $50 million or 3%, both due to higher net interest income, partially offset by lower non-interest revenue.

Total provision for credit losses was $392 million, an increase of $314 million from the prior year. The provision for credit losses on impaired loans was $327 million, an increase of $141 million due to higher provisions in Personal and Business Banking. There was a $65 million provision for credit losses on performing loans in the current year, compared with a recovery of $108 million in the prior year.

Non-interest expense increased $159 million or 8% from the prior year, reflecting higher employee-related expenses, including expanded sales force and higher salaries, and higher technology costs.

Average gross loans and acceptances increased $30.5 billion or 11% from the prior year. Personal and Business Banking loan balances increased 9%, Commercial Banking loan balances increased 14%, and credit card balances increased 21%. Average deposits increased $27.8 billion or 12% from the prior year. Personal and Business Banking deposits increased 14%. Commercial Banking deposits increased 6%.

For further information on non-GAAP amounts, measures and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

28 BMO Financial Group Second Quarter Report 2023

U.S. Personal and Commercial Banking (U.S. P&C) (1)

(Canadian $ in millions, except as noted)	Q2-2023	Q1-2023	Q2-2022	YTD-2023	YTD-2022
Net interest income (teb) (2)	2,156	1,489	1,141	3,645	2,297
Non-interest revenue	441	302	313	743	676
Total revenue (teb) (2)	2,597	1,791	1,454	4,388	2,973
Provision for credit losses on impaired loans	66	48	35	114	38
Provision for (recovery of) credit losses on performing loans	3	14	(74)	17	(151)
Total provision for (recovery of) credit losses	69	62	(39)	131	(113)
Non-interest expense	1,539	833	725	2,372	1,437
Income before income taxes	989	896	768	1,885	1,649
Provision for income taxes (teb) (2)	200	198	180	398	380
Reported net income	789	698	588	1,487	1,269
Dividends on preferred shares and distributions on other equity instruments	13	8	10	21	20
Net income available to common shareholders	776	690	578	1,466	1,249
Amortization of acquisition-related intangible assets (3)	77	1	1	78	2
Adjusted net income	866	699	589	1,565	1,271
Adjusted net income available to common shareholders	853	691	579	1,544	1,251
Adjusted non-interest expense	1,435	831	724	2,266	1,434
Net income growth (%)	34.0	2.6	9.3	17.1	13.6
Adjusted net income growth (%)	46.8	2.6	8.3	23.1	12.6
Revenue growth (%)	78.7	17.9	6.5	47.6	7.1
Non-interest expense growth (%)	112.5	17.0	5.8	65.1	4.6
Adjusted non-interest expense growth (%)	98.5	17.0	6.9	58.1	5.6
Average earning assets	223,100	150,527	133,774	186,212	132,654
Average gross loans and acceptances	216,697	145,020	127,677	180,265	126,391
Average net loans and acceptances	214,639	144,133	126,893	178,802	125,568
Average deposits	221,294	148,533	144,244	184,310	145,405

(US$ equivalent in millions)
Net interest income (teb) (4)	1,589	1,109	900	2,698	1,810
Non-interest revenue	325	225	247	550	533
Total revenue (teb) (4)	1,914	1,334	1,147	3,248	2,343
Provision for credit losses on impaired loans	48	36	27	84	30
Provision for (recovery of) credit losses on performing loans	3	10	(57)	13	(118)
Total provision for (recovery of) credit losses	51	46	(30)	97	(88)
Non-interest expense	1,134	621	572	1,755	1,132
Income before income taxes	729	667	605	1,396	1,299
Provision for income taxes (teb) (4)	148	147	141	295	299
Reported net income	581	520	464	1,101	1,000
Dividends on preferred shares and distributions on other equity instruments	9	6	7	15	15
Net income available to common shareholders	572	514	457	1,086	985
Amortization of acquisition-related intangible assets (5)	57	1	1	58	2
Adjusted net income	638	521	465	1,159	1,002
Adjusted net income available to common shareholders	629	515	458	1,144	987
Adjusted non-interest expense	1,056	620	570	1,676	1,129

Key Performance Metrics and Drivers (US$ basis)

Personal and Business Banking revenue	755	420	318	1,175	655
Commercial Banking revenue	1,159	914	829	2,073	1,688
Net income growth (%)	25.2	(2.9)	7.7	10.1	13.3
Adjusted net income growth (%)	37.2	(3.0)	6.7	15.7	12.3
Revenue growth (%)	66.8	11.5	5.2	38.6	7.0
Non-interest expense growth (%)	98.5	10.7	4.5	55.0	4.5
Adjusted non-interest expense growth (%)	85.3	10.8	5.5	48.4	5.5
Return on equity (%) (6)	9.6	19.2	17.3	12.6	18.4
Adjusted return on equity (%) (6)	10.6	19.2	17.3	13.3	18.4
Operating leverage (%)	(31.7)	0.8	0.7	(16.4)	2.5
Adjusted operating leverage (%)	(18.5)	0.7	(0.3)	(9.8)	1.5
Efficiency ratio (%)	59.3	46.5	49.8	54.0	48.3
Adjusted efficiency ratio (%)	55.2	46.4	49.7	51.6	48.2
Net interest margin on average earning assets (%)	3.96	3.92	3.50	3.95	3.49
Average earning assets	164,475	112,109	105,628	137,858	104,559
Average gross loans and acceptances	159,755	108,007	100,809	133,452	99,622
Average deposits	163,144	110,629	113,896	136,451	114,602

(1)	Adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Taxable equivalent basis (teb) amounts of $8 million in both Q2-2023 and Q1-2023 and $5 million in Q2-2022; $16 million for YTD Q2-2023 and $11 million for YTD Q2-2022 are recorded in net interest income, revenue and provision for income taxes, and are reflected in the ratios.

(3)

Amortization of acquisition-related intangible assets pre-tax amounts of $104 million in Q2-2023, $2 million in Q1-2023 and $1 million in Q2-2022; and $106 million for YTD Q2-2023 and $3 million for YTD-2022 are recorded in non-interest expense. are recorded in non-interest expense.

(4)

Taxable equivalent basis (teb) amounts of US$6 million in both Q2-2023 and Q1-2023 and US$4 million in Q2-2022; US$12 million for YTD Q2-2023 and US$9 million for YTD Q2-2022 are recorded in net interest income, revenue and provision for income taxes, and are reflected in the ratios.

(5)

Amortization of acquisition-related intangible assets pre-tax amounts of US$78 million in Q2-2023, US$1 million in Q1-2023 and US$2 million in Q2-2022; and US$79 million for YTD Q2-2023 and US$3 million for YTD Q2-2022 are recorded in non-interest expense.

(6)

Return on equity is based on allocated capital. Effective Q1-2023, the capital allocation rate increased to 11.0% of risk weighted assets, compared with 10.5% in fiscal 2022. For further information, refer to the Non-GAAP and Other Financial Measures section.

Q2 2023 vs. Q2 2022

U.S. P&C reported net income was $789 million, an increase of $201 million or 34% from the prior year. The impact of the stronger U.S. dollar increased net income by 9%, revenue by 12%, and expenses by 14%. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $581 million, an increase of $117 million or 25% from the prior year. Bank of the West contributed $107 million to net income, $663 million to revenue and $523 million to non-interest expense in the current quarter, including the amortization of acquisition-related intangible assets.

BMO Financial Group Second Quarter Report 2023 29

Total revenue was $1,914 million, an increase of $767 million or 67% from the prior year. Net interest income increased $689 million or 77%, primarily due to the inclusion of Bank of the West, as well as higher net interest margins. Non-interest revenue increased $78 million or 31%, primarily due to the inclusion of Bank of the West, partially offset by lower operating lease and deposit revenue. Net interest margin of 3.96% increased 46 basis points, primarily due to higher deposit margins, partially offset by lower loan margins and loans growing faster than deposits.

Personal and Business Banking revenue increased $437 million or 137%, due to the inclusion of Bank of the West and higher underlying net interest income. Commercial Banking revenue increased $330 million or 40%, due to the inclusion of Bank of the West and higher underlying net interest income, partially offset by lower non-interest revenue.

Total provision for credit losses was $51 million, compared with a recovery of $30 million in the prior year. The provision for credit losses on impaired loans was $48 million, an increase of $21 million due to higher provisions in Personal and Business Banking, partially offset by lower provisions in Commercial Banking. There was a $3 million provision for credit losses on performing loans in the current quarter, compared with a recovery of $57 million in the prior year.

Non-interest expense was $1,134 million, an increase of $562 million or 98% from the prior year, primarily reflecting the impact of Bank of the West, higher underlying employee-related costs and other operating costs, including higher Federal Deposit Insurance Corporation (FDIC) costs.

Average gross loans and acceptances increased $58.9 billion or 58% from the prior year to $159.8 billion, including $55.4 billion from Bank of the West and underlying growth in Commercial Banking of 4%, partially offset by a decrease in Personal and Business Banking of 2%. Average total deposits increased $49.2 billion or 43% to $163.1 billion, including $55.2 billion from Bank of the West, partially offset by decrease in underlying Commercial Banking deposits of 8% and Personal and Business Banking deposits of 2%.

Q2 2023 vs. Q1 2023

Reported net income increased $91 million or 13% from the prior quarter. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income increased $61 million or 12% from the prior quarter.

Total revenue increased $580 million or 44% from the prior quarter. Net interest income increased $480 million or 43%, primarily due to the inclusion of Bank of the West, partially offset by the impact of three fewer days in the current quarter, and lower balances. Non-interest revenue increased $100 million or 45% due to the inclusion of Bank of the West. Net interest margin of 3.96% increased 4 basis points from the prior quarter, and decreased 1 basis point excluding the impact of Bank of the West, primarily due to changes in product mix.

Personal and Business Banking revenue increased $335 million or 80%, primarily due to the inclusion of Bank of the West, partially offset by lower underlying net interest income. Commercial Banking revenue increased $245 million or 27%, due to the inclusion of Bank of the West, partially offset by lower underlying net interest income and non-interest revenue

Total provision for credit losses increased $5 million from the prior quarter. The provision for credit losses on impaired loans increased $12 million, due to higher provisions in Personal and Business Banking, partially offset by lower provisions in Commercial Banking. There was a $3 million provision for credit losses on performing loans in the current quarter, compared with a $10 million provision in the prior quarter.

Non-interest expense increased $513 million or 83% from the prior quarter, primarily reflecting the impact of Bank of the West.

Average gross loans and acceptances increased $51.7 billion or 48% from the prior quarter, primarily due to the impact of Bank of the West of $55.4 billion, partially offset by decreases in underlying balances in Commercial Banking of 4% and Personal and Business Banking of 3%. Average total deposits increased $52.5 billion or 47% from the prior quarter, due to the impact of Bank of the West of $55.2 billion and underlying growth in Personal and Business Banking of 1%, partially offset by a decrease in Commercial Banking of 5%.

Q2 YTD 2023 vs. Q2 YTD 2022

Reported net income was $1,487 million, an increase of $218 million or 17% from the prior year. The impact of the stronger U.S. dollar increased net income by 7%, revenue by 9% and expenses by 10%, respectively. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $1,101 million, an increase of $101 million or 10% from the prior year.

Total revenue was $3,248 million, an increase of $905 million or 39% from the prior year. Net interest income increased $888 million or 49%, primarily due to the inclusion of Bank of the West, as well as higher net interest margins and loan balances. Non-interest revenue increased $17 million or 3%, primarily due to the inclusion of Bank of the West, partially offset by lower deposit and operating lease revenue. Net interest margin of 3.95% increased 46 basis points, primarily due to higher deposit margins, partially offset by lower loan margins and loans growing faster than deposits.

Personal and Business Banking revenue increased $520 million or 79%, due to the inclusion of Bank of the West and higher underlying net interest income, partially offset by lower underlying non-interest revenue. Commercial Banking revenue increased $385 million or 23%, due to the inclusion of Bank of the West and higher underlying net interest income, partially offset by lower non-interest revenue.

Total provision for credit losses was $97 million, compared with a recovery of $88 million in the prior year. The provision for credit losses on impaired loans was $84 million, an increase of $54 million due to higher Personal and Business Banking and Commercial Banking provisions. There was a $13 million provision for credit losses on performing loans in the current year, compared with a recovery of $118 million in the prior year.

Non-interest expense was $1,755 million, an increase of $623 million or 55% from the prior year, primarily reflecting the impact of Bank of the West, and higher employee-related and technology costs.

Average gross loans and acceptances increased $33.8 billion or 34% from the prior year to $133.5 billion, primarily due to the impact of Bank of the West of $27.3 billion and underlying growth in Commercial Banking of 8%, while Personal and Business Banking loan balances were relatively unchanged. Average total deposits increased $21.8 billion or 19% to $136.5 billion, due to the impact of Bank of the West of $27.1 billion, partially offset by decreases in underlying Commercial Banking deposits of 7% and Personal and Business Banking of 2%.

For further information on non-GAAP amounts, measures, and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

30 BMO Financial Group Second Quarter Report 2023

BMO Wealth Management (1)

(Canadian $ in millions, except as noted)	Q2-2023	Q1-2023	Q2-2022	YTD-2023	YTD-2022
Net interest income	372	313	278	685	550
Non-interest revenue	1,588	2,191	206	3,779	1,339
Total revenue	1,960	2,504	484	4,464	1,889
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	591	1,193	(808)	1,784	(727)
Revenue, net of CCPB	1,369	1,311	1,292	2,680	2,616
Provision for credit losses on impaired loans	1	1	-	2	-
Provision for credit losses on performing loans	3	5	1	8	5
Total provision for credit losses	4	6	1	10	5
Non-interest expense	993	946	874	1,939	1,782
Income before income taxes	372	359	417	731	829
Provision for income taxes	88	82	103	170	200
Reported net income	284	277	314	561	629
Dividends on preferred shares and distributions on other equity instruments	2	2	2	4	4
Net income available to common shareholders	282	275	312	557	625
Amortization of acquisition-related intangible assets (2)	1	1	1	2	2
Adjusted net income	285	278	315	563	631
Adjusted net income available to common shareholders	283	276	313	559	627
Adjusted non-interest expense	991	945	872	1,936	1,779
Wealth and Asset Management reported net income	221	207	247	428	508
Wealth and Asset Management adjusted net income	222	208	248	430	510
Insurance reported net income	63	70	67	133	121
Insurance adjusted net income	63	70	67	133	121
Net income growth (%)	(9.7)	(11.9)	(2.5)	(10.8)	(4.4)
Adjusted net income growth (%)	(9.5)	(11.9)	(4.5)	(10.7)	(6.3)
Revenue growth (%)	305.1	78.2	(56.6)	136.3	(38.9)
Revenue growth, net of CCPB (%)	5.9	(0.9)	(7.5)	2.4	(5.7)
Non-interest expense growth (%)	13.6	4.2	(10.1)	8.8	(6.7)
Adjusted non-interest expense growth (%)	13.5	4.2	(9.3)	8.8	(5.8)
Return on equity (%) (3)	17.8	19.4	24.2	18.6	24.1
Adjusted return on equity (%) (3)	17.9	19.4	24.2	18.6	24.2
Operating leverage, net of CCPB (%)	(7.7)	(5.1)	2.6	(6.4)	1.0
Adjusted operating leverage, net of CCPB (%)	(7.6)	(5.1)	1.8	(6.4)	0.1
Reported efficiency ratio (%)	50.6	37.8	180.5	43.4	94.3
Reported efficiency ratio, net of CCPB (%)	72.5	72.1	67.6	72.3	68.1
Adjusted efficiency ratio (%)	50.5	37.7	180.3	43.3	94.2
Adjusted efficiency ratio, net of CCPB (%)	72.4	72.0	67.5	72.2	68.0
Assets under management	338,172	321,540	312,452	338,172	312,452
Assets under administration (4)	429,233	416,745	425,383	429,233	425,383
Average assets	60,242	53,225	49,735	56,675	49,618
Average gross loans and acceptances	42,151	36,180	33,206	39,116	32,551
Average deposits	66,081	56,589	56,750	61,256	55,896

U.S. Business Select Financial Data (US$ in millions)

Total revenue	218	141	139	359	289
Non-interest expense	166	113	109	279	230
Reported net income	40	21	21	61	43
Adjusted non-interest expense	165	112	108	277	228
Adjusted net income	41	22	21	63	44
Average gross loans and acceptances	10,808	6,476	5,712	8,606	5,558
Average deposits	14,686	6,759	7,826	10,657	7,869

(1)	Revenue measures, net of CCPB, adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Amortization of acquisition-related intangible assets pre-tax amounts of $2 million in Q2-2023, $1 million in Q1-2023 and $2 million in Q2-2022; and $3 million for both YTD-2023 and YTD Q2-2022 are recorded in non-interest expense.

(3)

Return on equity is based on allocated capital. Effective Q1-2023, the capital allocation rate increased to 11.0% of risk weighted assets, compared with 10.5% in fiscal 2022. For further information, refer to the Non-GAAP and Other Financial Measures section.

(4)	Certain assets under management that are also administered by the bank are included in assets under administration.

Q2 2023 vs. Q2 2022

BMO Wealth Management reported net income was $284 million, a decrease of $30 million or 10% from the prior year. Wealth and Asset Management reported net income was $221 million, a decrease of $26 million or 11% from the prior year, and Insurance net income was $63 million, a decrease of $4 million or 5%. Bank of the West contributed $25 million to net income, $103 million to revenue and $70 million to non-interest expense in the current quarter, and added $10 billion to assets under management and $8 billion to assets under administration.

Total revenue was $1,960 million, an increase of $1,476 million from the prior year. Revenue, net of CCPB, was $1,369 million, an increase of $77 million or 6%. Revenue in Wealth and Asset Management was $1,253 million, an increase of $78 million or 7%, primarily due to the impact of Bank of the West, higher net interest income and a higher benefit from net new client assets, partially offset by the impact of weaker global markets and lower online brokerage transaction revenue. Insurance revenue, net of CCPB, was $116 million, a decrease of $1 million or 1% from the prior year.

Non-interest expense was $993 million, an increase of $119 million or 14%, primarily reflecting the impact of Bank of the West and higher sales force and technology costs.

Assets under management increased $25.7 billion or 8% from the prior year to $338.2 billion, and assets under administration increased $3.9 billion or 1% to $429.2 billion, driven by the impact of Bank of the West, higher net client assets and favourable foreign exchange movements, partially offset by weaker global markets. Average gross loans increased 27% and average deposits increased 16%, primarily due to the inclusion of Bank of the West.

BMO Financial Group Second Quarter Report 2023 31

Q2 2023 vs. Q1 2023

Reported net income increased $7 million from the prior quarter. Wealth and Asset Management reported net income increased $14 million or 7%, and Insurance net income decreased $7 million or 10%.

Total revenue was $1,960 million, compared with $2,504 million in the prior quarter. Revenue, net of CCPB, increased $58 million or 4% from the prior quarter. Wealth and Asset Management revenue increased $67 million or 6%, primarily due to the impact of Bank of the West, partially offset by the impact of three fewer days in the current quarter and lower net interest income from lower margins and deposit balances. Insurance revenue, net of CCPB, decreased $9 million or 8%, primarily due to above-trend pension sales in the prior quarter, partially offset by favourable market movements.

Non-interest expense increased $47 million or 5%, primarily reflecting the impact of Bank of the West, partially offset by the impact of stock-based compensation for employees eligible to retire that are expensed in the first quarter of each year.

Assets under management increased $16.6 billion or 5% from the prior quarter, and assets under administration increased $12.5 billion or 3%, due to the impact of Bank of the West, favourable foreign exchange rate movements relative to the prior quarter, stronger global markets and higher net client assets. Average gross loans increased 17% and average deposits increased 17%, primarily due to the impact of Bank of the West.

Q2 YTD 2023 vs. Q2 YTD 2022

Reported net income was $561 million, a decrease of $68 million from the prior year. Wealth and Asset Management reported net income was $428 million, a decrease of $80 million or 16%, and Insurance net income was $133 million, an increase of $12 million or 10%.

Total revenue was $4,464 million, an increase of $2,575 million. Revenue, net of CCPB, was $2,680 million, an increase of $64 million or 2%. Wealth and Asset Management revenue was $2,439 million, an increase of $33 million or 1%, as the impact of Bank of the West, higher net interest income from higher margins and balances, and higher net new client assets were partially offset by weaker global markets and lower revenue from online brokerage transactions. Insurance revenue, net of CCPB, was $241 million, an increase of $31 million or 15% from the prior year, primarily due to business growth driven by strong pension sales, partially offset by less favourable market movements in the current year.

Non-interest expense was $1,939 million, an increase of $157 million or 9%, primarily reflecting the impact of Bank of the West and higher sales force and technology costs.

For further information on non-GAAP amounts, measures and ratios in this Review of Operating Groups’ Performance section, refer to the

Non-GAAP and Other Financial Measures section.

32 BMO Financial Group Second Quarter Report 2023

BMO Capital Markets (1)

(Canadian $ in millions, except as noted)	Q2-2023	Q1-2023	Q2-2022	YTD-2023	YTD-2022
Net interest income (teb) (2)	601	719	745	1,320	1,669
Non-interest revenue	985	999	819	1,984	1,834
Total revenue (teb) (2)	1,586	1,718	1,564	3,304	3,503
Provision for (recovery of) credit losses on impaired loans	-	(3)	1	(3)	(15)
Provision for (recovery of) credit losses on performing loans	17	(7)	32	10	(3)
Total provision for (recovery of) credit losses	17	(10)	33	7	(18)
Non-interest expense	1,060	1,091	929	2,151	1,970
Income before income taxes	509	637	602	1,146	1,551
Provision for income taxes (teb) (2)	129	134	154	263	398
Reported net income	380	503	448	883	1,153
Dividends on preferred shares and distributions on other equity instruments	8	9	9	17	19
Net income available to common shareholders	372	494	439	866	1,134
Acquisition and integration costs (3)	2	3	2	5	5
Amortization of acquisition-related intangible assets (4)	6	4	3	10	7
Adjusted net income	388	510	453	898	1,165
Adjusted net income available to common shareholders	380	501	444	881	1,146
Adjusted non-interest expense	1,050	1,082	923	2,132	1,955
Global Markets revenue	935	1,100	928	2,035	2,099
Investment and Corporate Banking revenue	651	618	636	1,269	1,404
Net income growth (%)	(15.2)	(28.6)	(19.7)	(23.4)	11.3
Adjusted net income growth (%)	(14.3)	(28.4)	(19.7)	(22.9)	11.0
Revenue growth (%)	1.4	(11.4)	1.6	(5.7)	12.5
Non-interest expense growth (%)	14.1	4.8	10.3	9.2	14.0
Adjusted non-interest expense growth (%)	13.7	4.9	10.6	9.0	14.2
Return on equity (%) (5)	13.3	16.2	15.9	14.8	20.5
Adjusted return on equity (%) (5)	13.6	16.4	16.1	15.0	20.7
Operating leverage (%)	(12.7)	(16.2)	(8.7)	(14.9)	(1.5)
Adjusted operating leverage (%)	(12.3)	(16.3)	(9.0)	(14.7)	(1.7)
Efficiency ratio (%)	66.8	63.5	59.4	65.1	56.2
Adjusted efficiency ratio (%)	66.1	63.0	59.0	64.5	55.8
Average assets	406,721	424,503	374,309	415,760	383,968
Average gross loans and acceptances	76,380	74,233	59,159	75,290	58,529

U.S. Business Select Financial Data (US$ in millions)
Total revenue (teb) (6)	435	521	533	956	1,210
Non-interest expense	406	402	363	808	730
Reported net income	9	104	119	113	380
Adjusted non-interest expense	402	398	358	800	719
Adjusted net income	12	107	124	119	389
Average assets	136,552	135,770	132,694	136,155	135,839
Average gross loans and acceptances	28,412	28,110	24,265	28,259	24,074

(1)	Adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Taxable equivalent basis (teb) amounts of $84 million in Q2-2023, $70 million in Q1-2023 and $60 million in Q2-2022; $154 million for YTD Q2-2023 and $124 million for YTD Q2-2022 are recorded in net interest income, revenue and provision for income taxes, and are reflected in the ratios.

(3)

Clearpool and Radicle acquisition pre-tax integration costs of $2 million in Q2-2023, $4 million in Q1-2023 and $2 million in Q2-2022; and $6 million for both YTD Q2-2023 and YTD Q2-2022 are recorded in non-interest expense.

(4)

Amortization of acquisition-related intangible assets pre-tax amounts of $8 million in Q2-2023, $5 million in Q1-2023 and $4 million in Q2-2022; and $13 million for YTD Q2-2023 and $9 million for YTD Q2-2022 are recorded in non-interest expense.

(5)

Return on equity is based on allocated capital. Effective Q1-2023, the capital allocation rate increased to 11.0% of risk weighted assets, compared with 10.5% in fiscal 2022. For further information, refer to the Non-GAAP and Other Financial Measures section.

(6)

Taxable equivalent basis (teb) amounts of US$nil in both Q2-2023 and Q1-2023, and US$5 million in Q2-2022; US$nil for YTD Q2-2023 and US$7 million for YTD Q2-2022 are recorded in net interest income, revenue and provision for income taxes.

Q2 2023 vs. Q2 2022

BMO Capital Markets reported net income was $380 million, a decrease of $68 million or 15% from the prior year.

Total revenue was $1,586 million, an increase of $22 million or 1% from the prior year. Global Markets increased $7 million or 1%, reflecting the impact of the stronger U.S. dollar and higher foreign exchange and equities trading revenue, largely offset by lower new debt and equity issuances and lower interest rate trading revenue. Investment and Corporate Banking revenue increased $15 million or 2%, reflecting higher advisory and corporate banking-related revenue, and the impact of the stronger U.S. dollar, partially offset by lower underwriting activity.

Total provision for credit losses was $17 million, a decrease of $16 million from the prior year. There was no provision for credit losses on impaired loans in the current quarter, compared with a provision of $1 million in the prior year. There was a $17 million provision for credit losses on performing loans in the current quarter, compared with $32 million in the prior year.

Non-interest expense was $1,060 million, an increase of $131 million or 14% from the prior year, driven by a legal provision, higher technology costs and the impact of the stronger U.S. dollar.

Average gross loans and acceptances of $76.4 billion increased $17.2 billion or 29% from the prior year, due to higher lending activity across loan portfolios and the impact of the stronger U.S. dollar.

BMO Financial Group Second Quarter Report 2023 33

Q2 2023 vs. Q1 2023

Reported net income decreased $123 million or 24% from the prior quarter.

Total revenue decreased $132 million or 8% from the prior quarter. Global Markets revenue decreased $165 million or 15%, due to lower foreign exchange and interest rate trading revenue. Investment and Corporate Banking revenue increased $33 million or 5%, due to higher advisory revenue, partially offset by lower corporate banking-related revenue.

Total provision for credit losses was $17 million, compared with a recovery of $10 million in the prior quarter. There was no provision for credit losses on impaired loans in the current quarter, compared with a recovery of $3 million in the prior quarter. There was a $17 million provision for credit losses on performing loans in the current quarter, compared with a recovery of $7 million in the prior quarter.

Non-interest expense decreased $31 million or 3% from the prior quarter, primarily due to lower employee-related costs driven by performance, including the impact of stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year, partially offset by a legal provision, and higher technology and business development costs.

Average gross loans and acceptances increased $2.1 billion or 3% from the prior quarter, due to higher lending activity across our loan portfolios.

Q2 YTD 2023 vs. Q2 YTD 2022

Reported net income was $883 million, a decrease of $270 million or 23% from the prior year.

Total revenue was $3,304 million, a decrease of $199 million or 6% from the prior year. Global Markets revenue decreased $64 million or 3%, due to lower equities and interest rate trading revenue, and lower new debt and equity issuances, partially offset by higher foreign exchange trading revenue and the impact of the stronger U.S. dollar. Investment and Corporate Banking revenue decreased $135 million or 10%, due to lower investment banking revenue, partially offset by higher corporate banking-related revenue and the impact of the stronger U.S. dollar.

Total provision for credit losses was $7 million, compared with a recovery of $18 million in the prior year. The recovery of the provision for credit losses on impaired loans was $3 million, compared with a recovery of $15 million in the prior year. There was a $10 million provision for credit losses on performing loans in the current year, compared with a recovery of $3 million in the prior year.

Non-interest expense was $2,151 million, an increase of $181 million or 9% from the prior year, driven by higher technology costs, the impact of the stronger U.S. dollar, a legal provision and higher business development costs, partially offset by lower employee-related costs.

Average gross loans and acceptances increased $16.8 billion or 29% from the prior year, due to higher lending activity across loan portfolios and the impact of the stronger U.S. dollar.

For further information on non-GAAP amounts, measures and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

34 BMO Financial Group Second Quarter Report 2023

Corporate Services (1)

(Canadian $ in millions, except as noted)	Q2-2023	Q1-2023	Q2-2022	YTD-2023	YTD-2022
Net interest income before group teb offset	(206)	(452)	40	(658)	(10)
Group teb offset	(92)	(78)	(65)	(170)	(135)
Net interest income (teb)	(298)	(530)	(25)	(828)	(145)
Non-interest revenue	49	(1,642)	3,456	(1,593)	4,029
Total revenue (teb)	(249)	(2,172)	3,431	(2,421)	3,884
Provision for (recovery of) credit losses on impaired loans	3	(4)	(2)	(1)	(3)
Provision for (recovery of) credit losses on performing loans	702	(1)	3	701	2
Total provision for (recovery of) credit losses	705	(5)	1	700	(1)
Non-interest expense	855	434	125	1,289	286
Income (loss) before income taxes	(1,809)	(2,601)	3,305	(4,410)	3,599
Provision for (recovery of) income taxes (teb)	(554)	(390)	839	(944)	905
Reported net income (loss)	(1,255)	(2,211)	2,466	(3,466)	2,694
Net income attributable to non-controlling interest in subsidiaries	3	-	-	3	-
Dividends on preferred shares and distributions on other equity instruments	95	9	21	104	43
Net income (loss) available to common shareholders	(1,353)	(2,220)	2,445	(3,573)	2,651
Initial provision for credit losses on purchased performing loans (2)	517	-	-	517	-
Acquisition and integration costs (3)	545	178	26	723	33
Impact of divestitures (4)	-	-	9	-	57
Management of fair value changes on the purchase of Bank of the West (5)	-	1,461	(2,612)	1,461	(3,025)
Legal provision (6)	6	6	-	12	-
Impact of Canadian tax measures (7)	-	371	-	371	-
Adjusted net income (loss)	(187)	(195)	(111)	(382)	(241)
Adjusted net income (loss) available to common shareholders	(285)	(204)	(132)	(489)	(284)
Adjusted total revenue	(242)	(155)	(132)	(397)	(212)
Adjusted total provision for credit losses	-	(5)	1	(5)	(1)
Adjusted non-interest expense	133	197	72	330	228

U.S. Business Select Financial Data (US$ in millions)
Total revenue (teb) (8)	97	(1,430)	2,817	(1,333)	3,252
Total provision for (recovery of) credit losses	517	(1)	-	516	(2)
Non-interest expense	583	235	30	818	28
Provision for (recovery of) income taxes (teb)	(269)	(461)	735	(730)	848
Reported net income (loss)	(734)	(1,203)	2,052	(1,937)	2,378
Adjusted total revenue	102	80	4	182	(4)
Adjusted non-interest expense	54	59	(1)	113	47
Adjusted net income (loss)	49	26	9	75	(25)

(1)	Adjusted results in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Q2-2023 reported net income included an initial provision for credit losses of $517 million ($705 million pre-tax) on the purchased Bank of the West performing loan portfolio.
(3)

Reported net income included acquisition and integration costs related to the acquisition of Bank of the West, recorded in non-interest expense: Q2-2023 included $545 million ($722 million pre-tax), Q1-2023 included $178 million ($235 million pre-tax), Q2-2022 included $26 million ($35 million pre-tax), Q1-2022 included $7 million ($8 million pre-tax). YTD Q2-2023 included $723 million ($957 million pre-tax) and YTD Q2-2022 included $33 million ($43 million pre-tax).

(4)

Fiscal 2022 reported net income included the impact of divestitures of our EMEA and U.S. Asset Management business. Q2-2022 included a gain of $6 million ($8 million pre-tax) relating to the transfer of certain U.S. asset management clients recorded in revenue, and expenses of $15 million ($18 million pre-tax), both related to the sale of our EMEA Asset Management business. Q1-2022 reported net income included a $29 million pre-tax and after-tax loss relating to foreign currency translation reclassified from accumulated other comprehensive income recorded in non-interest revenue, a $3 million pre-tax net recovery of non-interest expense, and taxes of $22 million on closing of the sale of our EMEA Asset Management business.

(5)

Reported net income included revenue (losses) related to the acquisition of Bank of the West resulting from the management of the impact of interest rate changes between the announcement and closing on its fair value and goodwill. Q1-2023 included a loss of $1,461 million ($2,011 million pre-tax), comprising $1,628 million of pre-tax mark-to-market losses on certain interest rate swaps recorded in non-interest trading revenue and $383 million of pre-tax losses on a portfolio of primarily U.S. treasuries and other balance sheet instruments recorded in net interest income. Q2-2022 included revenue of $2,612 million ($3,555 million pre-tax), comprising $3,433 million of pre-tax mark-to-market gains and $122 million of pre-tax net interest income, and Q1-2022 included revenue of $413 million ($562 million pre-tax), comprising $517 million of pre-tax mark-to-market gains and $45 million of pre-tax interest income. YTD Q2-2023 included $1,461 million ($2,011 million pre-tax) and YTD Q2-2022 included $3,025 million ($4,117 million pre-tax). For further information on this acquisition refer to the Significant Events section.

(6)

Q2-2023 reported net income included a legal provision of $6 million ($7 million pre-tax) related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank. Q1-2023 included $6 million ($8 million pre-tax), comprising interest expense of $6 million pre-tax and legal fees of $2 million pre-tax. For further information, refer to the Provisions and Contingent Liabilities section in Note 24 of the audited annual consolidated financial statements of BMO’s 2022 Annual Report.

(7)

Q1-2023 reported net income included a one-time tax expense of $371 million related to certain tax measures enacted by the Canadian government, comprising a Canada Recovery Dividend (CRD) of $312 million and $59 million related to the pro-rated fiscal 2022 impact of the 1.5% tax rate increase, net of a deferred tax asset remeasurement, recorded in Corporate Services.

(8)

Group teb offset amounts of US$6 million in Q2-2023, US$6 million in Q1-2023, US$9 million in Q2-2022 are recorded in revenue and provision for (recovery of) income taxes. YTD Q2-2023 included US$12 million and YTD Q2-2022 included US$16 million.

  Adjusted results exclude the impact of the items described in footnotes (2) to (7).

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, treasury, finance, legal and regulatory compliance, sustainability, human resources, communications, marketing, real estate, and procurement. T&O develops, monitors, manages and maintains governance of information technology, including data and analytics, and provides cyber security and operations services.

The costs of Corporate Units and T&O services are largely allocated to the four operating segments (Canadian P&C, U.S. P&C, BMO Wealth Management and BMO Capital Markets), with any remaining amounts retained in Corporate Services results. As such, Corporate Services results largely reflect the impact of residual treasury-related activities, the elimination of taxable equivalent adjustments, and residual unallocated expenses.

BMO Financial Group Second Quarter Report 2023 35

Q2 2023 vs. Q2 2022

Corporate Services reported net loss was $1,255 million, compared with a reported net income of $2,466 million, and adjusted net loss was $187 million, compared with $111 million in the prior year. The current quarter included the initial provision for credit losses on the purchased Bank of the West performing loan portfolio. The prior year included the impact of fair value management actions related to the acquisition of Bank of the West, as well as the impact of divestitures related to the sale of our EMEA Asset Management business. Results in both quarters included acquisition and integration costs related to Bank of the West.

Lower revenue was driven by treasury-related activities and lower earnings on the investment of unallocated capital, partially offset by the impact of Bank of the West, including the accretion of purchase accounting fair value marks on loans and deposits and the discount on securities, net of the amortization of the fair value hedge.

Q2 2023 vs. Q1 2023

Reported net loss was $1,255 million, compared with a reported net loss of $2,211 million in the prior quarter, and adjusted net loss was $187 million, compared with $195 million. The current quarter included the adjusting items noted above. In addition, the prior quarter included a loss from the fair value management actions and a tax expense related to certain tax measures enacted by the Canadian government. Reported net loss was lower due to the items noted above.

Adjusted net loss excluded the above factors and was primarily driven by lower expenses and the impact of a more favourable tax rate in the current quarter, partially offset by lower revenue from higher earnings on the investment of unallocated capital in the prior quarter that partially offset the impact of Bank of the West, including the accretion of purchase accounting fair value marks on loans and deposits and the discount on securities, net of the amortization of the fair value hedge.

Q2 YTD 2023 vs. Q2 YTD 2022

Reported net loss was $3,466 million, compared with a reported net income of $2,694 million in the prior year, reflecting the items noted above, as well as a write-down of goodwill related to the sale of our EMEA Asset Management business in the prior year.

Adjusted net loss was $382 million, compared with an adjusted net loss of $241 million in the prior year, due to lower revenue and lower expenses, partially offset by a more favourable tax rate.

Lower revenue was driven by treasury-related activities, including lower securities gains, partially offset by higher earnings on the investment of unallocated capital and the impact of Bank of the West, including the accretion of purchase accounting fair value marks on loans and deposits and the discount on securities, net of the amortization of the fair value hedge.

For further information on non-GAAP amounts in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

36 BMO Financial Group Second Quarter Report 2023

Summary Quarterly Earnings Trends (1)

(Canadian $ in millions, except as noted)	Q2-2023	Q1-2023	Q4-2022	Q3-2022	Q2-2022	Q1-2022	Q4-2021	Q3-2021
Revenue (1)	8,440	6,470	10,570	6,099	9,318	7,723	6,573	7,562
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	591	1,193	(369)	413	(808)	81	97	984
Revenue, net of CCPB (1)	7,849	5,277	10,939	5,686	10,126	7,642	6,476	6,578
Provision for credit losses on impaired loans	243	196	192	104	120	86	84	71
Provision for (recovery of) credit losses on performing loans	780	21	34	32	(70)	(185)	(210)	(141)
Total provision for (recovery of) credit losses	1,023	217	226	136	50	(99)	(126)	(70)
Initial provision for credit losses on purchased performing loans (2)	705	-	-	-	-	-	-	-
Adjusted total provision for credit losses (2)	318	217	226	136	50	(99)	(126)	(70)
Non-interest expense (1)	5,573	4,421	4,776	3,859	3,713	3,846	3,803	3,684
Income before income taxes	1,253	639	5,937	1,691	6,363	3,895	2,799	2,964
Provision for income taxes	194	392	1,454	326	1,607	962	640	689
Reported net income (see below)	1,059	247	4,483	1,365	4,756	2,933	2,159	2,275
Initial provision for credit losses on purchased performing loans (2)	517	-	-	-	-	-	-	-
Acquisition and integration costs (3)	549	181	145	62	28	10	1	2
Amortization of acquisition-related intangible assets (4)	85	6	6	5	6	6	14	15
Impact of divestitures (5)	-	-	(8)	6	9	48	52	18
Management of fair value changes on the purchase of Bank of the West (6)	-	1,461	(3,336)	694	(2,612)	(413)	-	-
Restructuring costs (reversals) (7)	-	-	-	-	-	-	-	(18)
Legal Provision (8)	6	6	846	-	-	-	-	-
Impact of Canadian tax measures (9)	-	371	-	-	-	-	-	-
Adjusted net income (see below)	2,216	2,272	2,136	2,132	2,187	2,584	2,226	2,292

Operating group reported net income

Canadian P&C reported net income	861	980	917	965	940	1,004	933	828
Acquisition and integration costs (3)	2	-	-	-	-	-	-	-
Amortization of acquisition-related intangible assets (4)	1	-	-	-	1	-	-	-
Canadian P&C adjusted net income	864	980	917	965	941	1,004	933	828
U.S. P&C reported net income	789	698	660	568	588	681	509	550
Amortization of acquisition-related intangible assets (4)	77	1	2	1	1	1	6	6
U.S. P&C adjusted net income	866	699	662	569	589	682	515	556
BMO Wealth Management reported net income	284	277	298	324	314	315	345	379
Amortization of acquisition-related intangible assets (4)	1	1	-	1	1	1	4	5
BMO Wealth Management adjusted net income	285	278	298	325	315	316	349	384
BMO Capital Markets reported net income	380	503	357	262	448	705	531	553
Acquisition and integration costs (3)	2	3	2	1	2	3	1	2
Amortization of acquisition-related intangible assets (4)	6	4	4	3	3	4	4	4
BMO Capital Markets adjusted net income	388	510	363	266	453	712	536	559
Corporate Services reported net income (loss)	(1,255)	(2,211)	2,251	(754)	2,466	228	(159)	(35)
Initial provision for credit losses on purchased performing loans (2)	517	-	-	-	-	-	-	-
Acquisition and integration costs (3)	545	178	143	61	26	7	-	-
Impact of divestitures (5)	-	-	(8)	6	9	48	52	18
Management of fair value changes on the purchase of Bank of the West (6)	-	1,461	(3,336)	694	(2,612)	(413)	-	-
Restructuring costs (reversals) (7)	-	-	-	-	-	-	-	(18)
Legal Provision (8)	6	6	846	-	-	-	-	-
Impact of Canadian tax measures (9)	-	371	-	-	-	-	-	-
Corporate Services adjusted net income (loss)	(187)	(195)	(104)	7	(111)	(130)	(107)	(35)
Basic earnings per share ($) (10) (11)	1.31	0.30	6.52	1.96	7.15	4.44	3.24	3.42
Diluted earnings per share ($) (10) (11)	1.30	0.30	6.51	1.95	7.13	4.43	3.23	3.41
Adjusted diluted earnings per share ($)	2.93	3.22	3.04	3.09	3.23	3.89	3.33	3.44

(1)	Revenue measures, net of CCPB, adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Reported net income included $517 million ($705 million pre-tax) of provision for credit losses on the acquired Bank of the West performing loan portfolio.
(3)

Reported net income included acquisition and integration costs recorded in non-interest expense. Costs related to the acquisition of Bank of the West were recorded in Corporate Services: Q2-2023 included $545 million ($722 million pre-tax), Q1-2023 included $178 million ($235 million pre-tax), Q4-2022 included $143 million ($191 million pre-tax), Q3-2022 included $61 million ($82 million pre-tax), Q2-2022 included $26 million ($35 million pre-tax) and Q1-2022 included $7 million ($8 million pre-tax). Costs related to Radicle and Clearpool were recorded in BMO Capital Markets: Q2-2023 included $2 million ($2 million pre-tax), Q1-2023 included $3 million ($4 million pre-tax), Q4-2022 included $2 million ($2 million pre-tax), Q3-2022 included $1 million ($2 million pre-tax), Q2-2022 included $2 million ($2 million pre-tax), Q1-2022 included $3 million ($4 million pre-tax), Q4-2021 included $1 million ($1 million pre-tax) and Q3-2021 included $2 million ($3 million pre-tax). Costs related to the announced acquisition included AIR MILES® were recorded in P&C Canada: Q2-2023 included $2 million ($3 million pre-tax).

(4)	Amortization of acquisition-related intangible assets was charged to non-interest expense in the related operating group.
(5)

Reported net income included the impact of divestitures related to the sale of our EMEA and U.S. Asset Management business, recorded in Corporate Services. Divestitures in fiscal 2022 comprised the following: Q4-2022 included an $8 million ($6 million pre-tax) recovery of non-interest expense; Q3-2022 included expenses of $6 million ($7 million pre-tax); Q2-2022 included a gain of $6 million ($8 million pre-tax) related to the transfer of certain U.S. asset management clients recorded in revenue and expenses of $15 million ($18 million pre-tax); and Q1-2022 included a $29 million (pre-tax and after-tax) loss related to foreign currency translation reclassified from accumulated other comprehensive income to non-interest revenue, a $3 million pre-tax net recovery of non-interest expense, including taxes of $22 million on closing of the sale of our EMEA Asset Management business. Divestitures in fiscal 2021 comprised the following: Q4-2021 included expenses of $52 million ($62 million pre-tax) related to the sale of our EMEA Asset Management business; and Q3-2021 included expenses of $18 million ($24 million pre-tax) related to the sale of our EMEA Asset Management business and the sale of our Private Banking business in Hong Kong and Singapore.

(6)

Reported net income included revenue (losses) related to the acquisition of Bank of the West resulting from the management of the impact of interest rate changes between the announcement and closing on its fair value and goodwill: Q1-2023 included a loss of $1,461 million ($2,011 million pre-tax), comprising $1,628 million of pre-tax mark-to-market non-interest losses and $383 million of pre-tax interest income on a portfolio of primarily U.S. treasury securities recorded in net interest income; Q4-2022 included revenue of $3,336 million ($4,541 million pre-tax), comprising $4,698 million of pre-tax mark-to-market revenue on certain interest rate swaps recorded in non-interest trading revenue and a loss of $157 million pre-tax in net interest income on a portfolio of primarily U.S. treasury securities recorded in net interest income; Q3-2022 included a loss of $694 million ($945 million pre-tax), comprising $983 million of pre-tax mark-to-market non-interest losses and $38 million of pre-tax interest income on a portfolio of primarily U.S. treasury securities recorded in net interest income; and Q2-2022 included revenue of $2,612 million ($3,555 million pre-tax), comprising $3,433 million of pre-tax mark-to-market gains and $122 million of pre-tax net interest income. These amounts were recorded in Corporate Services. For further information on this acquisition, refer to the Significant Events section.

(7)

Q3-2021 reported net income included a partial reversal of $18 million ($24 million pre-tax) of restructuring charges related to severance recorded in 2019 in non-interest expense, in Corporate Services.

(8)

Reported net income included the impact of lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank. Q2-2023 included interest expense of $6 million ($7 million pre-tax) and Q1-2023 included $6 million ($8 million pre-tax) comprising interest expense of $6 million pre-tax and legal fees of $2 million pre-tax. Q4-2022 included $846 million ($1,142 million pre-tax), comprising interest expense of $515 million pre-tax and non-interest expense of $627 million pre-tax, including legal fees of $22 million. These amounts were recorded in Corporate Services. For further information, refer to the Provisions and Contingent Liabilities section in Note 24 of the audited annual consolidated financial statements of BMO’s 2022 Annual Report.

(9)

Q1-2023 reported net income included a one-time tax expense of $371 million related to certain tax measures enacted by the Canadian government, comprising a Canada Recovery Dividend (CRD) of $312 million and $59 million related to the pro-rated fiscal 2022 impact of the 1.5% tax rate increase, net of a deferred tax asset remeasurement, recorded in Corporate Services.

(10)

Earnings per share (EPS) is calculated using net income after deducting total dividends on preferred shares and distributions on other equity instruments. For more information on EPS, refer to Note 9 of the unaudited interim consolidated financial statements.

(11)

Net income and earnings from our business operations are attributable to shareholders by way of EPS and diluted EPS. Adjusted EPS and adjusted diluted EPS are non-GAAP measures. For further information, refer to the Non-GAAP and Other Financial Measures section.

BMO Financial Group Second Quarter Report 2023 37

BMO’s quarterly earnings trends were reviewed in detail in the Summary Quarterly Earnings Trends section of BMO’s 2022 Annual Report. Please refer to that review for a more complete discussion of trends and factors affecting past quarterly results, including the modest impact of seasonal variations in results, such as higher employee expenses due to higher employee benefits and stock-based compensation for employees eligible to retire that are recorded in the first quarter of each year, as well as the impact of fewer days in the second quarter relative to other quarters. Quarterly earnings are also impacted by foreign currency translation. On February 1, 2023, we completed the acquisition of Bank of the West and its subsidiaries. The impact of the acquisition is reflected in our current quarter and year-to-date results as a business combination, with operating results primarily allocated to our U.S. P&C and BMO Wealth Management businesses based on Bank of the West’s client segmentation and allocation methodologies which may change after conversion. We completed the sale of our EMEA Asset Management business in the first quarter of 2022 and the sale of our Private Banking business in Hong Kong and Singapore in the second quarter of 2021. These divestitures were recorded in BMO Wealth Management and reduced overall revenue and expenses in 2022 relative to 2021. The table above outlines summary results for the third quarter of 2021 through the second quarter of 2023.

Earnings Trends

Financial performance in the most recent quarter reflected the inclusion of Bank of the West. The first quarter of 2023 and second half of 2022 was impacted by a higher interest rate environment and volatility in equity markets, with lower client activity in our market sensitive businesses, as well as higher provisions for credit losses. Performance in the first half of 2022 and in 2021 benefitted from stronger markets and client activity in BMO Wealth Management and BMO Capital Markets, as well as good operating momentum across our businesses.

Reported results in the second quarter of 2023 included an initial provision for credit losses on the purchased Bank of the West performing loan portfolio. The first quarter of 2023 and fiscal 2022 included revenue (losses) resulting from fair value management actions related to the impact of interest rate changes between the announcement and closing of the Bank of the West acquisition on its fair value and goodwill. In addition, the first quarter of 2023 included a tax expense related to certain tax measures enacted by the Canadian government, and the fourth quarter of 2022 included a legal provision related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank. Results in 2022 and 2021 included the impact of divestitures related to the sale of our EMEA and U.S. Asset Management business. All periods included acquisition and integration costs, and the amortization of acquisition-related intangible assets.

Total revenue reflected the benefit of our diversified businesses. Revenue in our P&C businesses has strengthened in recent quarters, supported by the impact of Bank of the West in U.S. P&C, as well as customer acquisition, higher volumes and margin expansion reflective of the higher rate environment in both Canadian P&C and U.S. P&C. Revenue in BMO Wealth Management benefitted from growth in net interest income, while non-interest revenue was impacted by fluctuations in global markets. Revenue in 2022 was impacted by divestitures. Insurance revenue, net of CCPB, is subject to variability, resulting from changes in interest rates and equity markets. BMO Capital Markets revenue in recent quarters was impacted by a slower underwriting environment. The first quarter of 2023 reflected particularly strong performance across Global Markets and Investment and Corporate Banking.

As the economy recovered from the economic downturn brought on by the pandemic, we recorded lower provisions for credit losses on impaired loans, as well as recoveries of provisions for credit losses on performing loans, which reflected an improving economic outlook, favourable credit conditions and positive credit migration. During the past four quarters, we have seen signs of normalization in credit conditions and modest provisions on performing loans reflecting balance growth, changes the economic outlook, as well as the benefits from risk transfer transactions.

Non-interest expense growth in the current quarter was driven by the inclusion of Bank of the West. Non-interest expense growth in the past four quarters was impacted by higher employee-related costs, including sales force expansion, higher salaries and performance-based compensation, as well as higher technology costs. Expense growth in 2022 was impacted by divestitures.

The effective tax rate has varied with legislative changes; changes in tax policy, including their interpretation by tax authorities and the courts; earnings mix, including the relative proportion of earnings attributable to the different jurisdictions in which we operate, the level of pre-tax income, and the level of investments or securities which generate tax credits, or tax-exempt income from securities. The reported effective tax rate was impacted by certain tax measures enacted by the Canadian government as noted above, the fair value management actions relating to the acquisition of Bank of the West in the preceding five quarters, and the sale of our EMEA and U.S. Asset Management businesses in 2022 and 2021.

For further information on non-GAAP amounts, measures and ratios in this Summary Quarterly Earnings Trends section, refer to the Non-GAAP and Other Financial Measures section.

38 BMO Financial Group Second Quarter Report 2023

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel on the same terms that we offer to our preferred customers for those services. Key management personnel are defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and most senior executives of the bank. We provide banking services to our joint ventures and equity-accounted investees on the same terms offered to our customers for these services. We also offer employees a subsidy on annual credit card fees.

The bank’s policies and procedures for related party transactions did not materially change from October 31, 2022, as described in Note 27 of the audited annual consolidated financial statements of BMO’s 2022 Annual Report.

Off-Balance Sheet Arrangements

We enter into a number of off-balance sheet arrangements in the normal course of operations. The most significant of these are structured entities, credit instruments and guarantees, which are described in the Off-Balance Sheet Arrangements section of BMO’s 2022 Annual Report. We consolidate our own securitization vehicles, certain capital and funding vehicles, and other structured entities created to meet our own, as well as our customer’s needs. We do not consolidate Canadian and U.S. customer securitization vehicles, certain capital vehicles, various BMO-managed funds or various other structured entities where investments are held. There have been no significant changes to the bank’s off-balance sheet arrangements since October 31, 2022. Bank of the West acquisition had nominal impact on our off-balance sheet exposure.

Accounting Policies and Critical Accounting Estimates and Judgments

Significant accounting policies are described in BMO’s 2022 Annual Report and in the notes to our annual consolidated financial statements for the year ended October 31, 2022, and in Note 1 of the unaudited interim consolidated financial statements, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion in Note 1 of the audited annual consolidated financial statements of BMO’s 2022 Annual Report, as well as the updates provided in Note 1 of the unaudited interim consolidated financial statements.

Allowance for Credit Losses

The allowance for credit losses (ACL) consists of allowances on impaired loans, which represent estimated losses related to impaired loans provided for but not yet written off, and allowances on performing loans, which is the bank’s best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Expected credit losses (ECL) are calculated on a probability-weighted basis, based on the economic scenarios described below, and are calculated for each exposure in the portfolio as a function of the probability of default (PD), exposure at default (EAD) and loss given default (LGD), with the timing of the loss also considered. Where there has been a significant increase in credit risk, lifetime ECL is recorded; otherwise 12 months of ECL is generally recorded. A significant increase in credit risk considers many different factors and will vary by product and risk segment. The main factors considered in making this determination are the change in PD since origination and certain other criteria, such as 30-day past due and watchlist status. We may apply experienced credit judgment to reflect factors not captured in the ECL models, including the continuing impact of the uncertain environment on credit conditions and the economy.

Our total allowance for credit losses as at April 30, 2023, was $3,833 million ($2,998 million as at October 31, 2022) and comprised an allowance on performing loans of $3,290 million and an allowance on impaired loans of $543 million ($2,441 million and $557 million, respectively, as at October 31, 2022). The allowance on performing loans increased $849 million from the fourth quarter of 2022, primarily driven by the initial provision on the Bank of the West performing loans, economic uncertainty, portfolio credit migration and growth in certain portfolios, partially offset by a modest improvement in macro-economic variables and movements in foreign exchange rates.

In establishing our allowance for performing loans, we attach probability weightings to three economic scenarios, which are representative of our view of economic and market conditions – a base scenario, which in our view represents the most probable outcome, as well as benign and adverse scenarios, all developed by our Economics group.

When changes in economic performance in the forecasts are measured, we use real GDP as the basis, which acts as the key driver for movements in many of the other economic and market variables used, including the equity volatility index (VIX), corporate BBB credit spreads, unemployment rates, housing price indices and consumer credit. In addition, we also consider industry-specific variables, where applicable. Many of the variables have a high degree of interdependency, and as such, there is no single factor to which the allowances as a whole are sensitive.

Information on the Provision for Credit Losses for the three and six months ended April 30, 2023, can be found in the Total Provision for Credit Losses section.

For additional information, refer to Risk Management section, Allowance for Credit Losses section of BMO’s 2022 Annual Report, Note 4 of the audited annual consolidated financial statements, as well as Note 3 of the unaudited interim consolidated financial statements.

BMO Financial Group Second Quarter Report 2023 39

Acquisition of Bank of the West – Valuation of Assets and Liabilities

Significant judgment and assumptions were used to determine fair value of the Bank of the West assets and liabilities, including the loan portfolio, core-deposit and other relationship intangible assets and fixed-maturity deposits.

For additional information, refer to Note 1 to the unaudited interim consolidated financial statements.

Caution

This Accounting Policies and Critical Accounting Estimates and Judgments section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Future Changes in Accounting Policies

We monitor the potential changes proposed by the International Accounting Standards Board (IASB) and analyze the effect that changes in the standards may have on BMO’s financial reporting and accounting policies. New standards and amendments to existing standards, which are effective for the bank in the future, can be found in Note 1 of the audited annual consolidated financial statements of BMO’s 2022 Annual Report.

Other Regulatory Developments

We continue to monitor and prepare for regulatory developments, including those referenced elsewhere in this document.

For a comprehensive discussion of other regulatory developments, refer to the Enterprise-Wide Capital Management section, the Risks That May Affect Future Results section, the Liquidity and Funding Risk section, and the Legal and Regulatory Risk section of BMO’s 2022 Annual Report.

New Canadian Tax Measures

The 2023 Canadian Federal Budget proposed a number of tax measures, including a tax rule that would, in certain circumstances, deny any deductions for dividends that are received after 2023, an amendment to the definition of “financial service” to make payment card clearing services taxable for GST/HST purposes, retroactive to the enactment of the GST, and a 2% tax on share buybacks that occur on, or after January 1, 2024. In addition, the 2023 Federal Budget reaffirmed Canada’s intention to implement the Organization for Economic Co-operation and Development (OECD)/Group of 20 (G20) Inclusive Framework on Base Erosion and Profit Shifting’s two-pillar plan for international tax reform. Canada has indicated it will adopt Pillar II, which will establish rules for a 15% global minimum tax, for fiscal years of multinational enterprises that begin on or after December 31, 2023.

On December 15, 2022, the Canadian government enacted legislation related to certain tax measures that are applicable to certain Canadian companies in a bank or life insurer group, including a one-time 15% tax (referred to as the Canada Recovery Dividend, or CRD), based on the average taxable income for fiscal 2020 and fiscal 2021, less a $1 billion exemption, payable in equal instalments over five years. The legislation also included a permanent 1.5% increase in the tax rate, based on taxable income above $100 million (effective for taxation years that end after April 7, 2022, and pro-rated for the first year).

In the first quarter of 2023, we recorded a one-time tax expense of $371 million relating to the CRD, as well as the prorated fiscal 2022 impact of the 1.5% increase in tax rate, net of a related remeasurement of our net deferred tax asset.

U.S. Regulatory Developments

Following the closing of the acquisition of the Bank of the West and the increasing size and scope of our U.S. operations, BMO’s U.S. Holding Company, BMO Financial Corp (BFC) is expected to meet the threshold for designation as a Category III firm under the Federal Reserve Board’s Enhanced Prudential Standards. This change will require BFC to meet certain increased regulatory requirements related to capital, liquidity, risk management, and governance.

In addition, the Federal Reserve Board and Federal Deposit Insurance Corporation in the United States have highlighted weaknesses in supervision and regulation practices that contributed to the recent failure of certain U.S. regional banks. In response, regulators expect to improve the speed, force, and agility of supervision in the coming years. BMO expects to meet the increased regulatory requirements by the established timeframes.

On May 11, 2023, the Federal Deposit Insurance Corporation (FDIC) issued a notice of proposed ruling for public comment regarding special assessments on depository institutions, to recover the losses to the Deposit Insurance Fund that were attributable to the costs of covering uninsured deposits of Silicon Valley Bank and Signature Bank. The proposed rule provides that the special assessment would be assessed at an annual rate of approximately 12.5 basis points on a U.S. depository institution’s estimated uninsured deposits. The impact of this proposed ruling on our results will depend on the final rules issued by the FDIC.

Caution

This Other Regulatory Developments section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

40 BMO Financial Group Second Quarter Report 2023

Risk Management

BMO’s risk management policies and processes to identify, measure, manage, monitor, mitigate and report its credit and counterparty, market, insurance, liquidity and funding, operational, including technology and cyber-related risks, legal and regulatory, strategic, environmental and social, and reputation risks are outlined in the Enterprise-Wide Risk Management section of BMO’s 2022 Annual Report.

Top and Emerging Risks That May Affect Future Results

BMO’s top and emerging risks and other factors that may affect future results are described in the Enterprise-Wide Risk Management section of BMO’s 2022 Annual Report. The following is an update to the 2022 Annual Report.

Update on General Economic Conditions

BMO is exposed to evolving external economic conditions which have the potential to materially impact our financial results, operational efficiency and strategic direction. Economic conditions in North America face several headwinds, including high inflation, global geopolitical risks (including the ongoing conflict in Ukraine), and high household indebtedness. In addition, recent market volatility caused by certain regional bank failures in the United States and ongoing risks around the U.S. debt limit create potential risks for market stability and economic growth.

Inflation is beginning to slow in Canada and the United States, as supply chain constraints and housing costs are showing signs of easing, as are the responses from central banks to raise interest rates to combat inflation. The Bank of Canada has held rates steady since March 2023, with the Federal Reserve expected to also halt its current tightening cycle by the end of the second quarter of calendar 2023. Any further actions will be dependent on inflation levels, which are expected to continue to slow this year. This is being supported by the recent decline in housing prices, which is mitigating cost pressures from higher mortgage rates. Unemployment rates also remain at, or near, historic lows in North America. While some of these major indicators show positive trends, the failure of several banks in the United States and Europe has created instability in financial markets and across the financial services sector. Mitigating actions taken by the Federal Reserve have eased the immediate short-term concerns in the U.S. regional banking sector, however the potential for contagion could result in a tightening of credit availability and impact economic growth.

The United States Federal Government reached its debt ceiling in January 2023 and the U.S. Treasury implemented extraordinary measures to continue to fund the government which are expected to be exhausted in the coming months. Policymakers are negotiating a potential deal to raise the debt ceiling and avoid a default. Uncertainty as to whether a deal will be achieved, the timing of such deal, and the terms and conditions of such deal, pose a risk to the ongoing stability of financial markets and implications for long-term economic growth.

These risks to the current economic conditions could have a significant impact on our financial results, operational efficiency, and our clients and customers. An economic decline or volatility in financial markets in the coming months could decrease revenue and impact profitability. Elevated financing costs have a direct impact on our clients and customers and could cause strain on household and business balance sheets.

Management regularly monitors the economic environment to understand any significant changes and the impact to our operations and to our clients and customers. Mitigating actions are taken, as appropriate, to respond to such uncertainties to limit any impact to the bank and our results.

Interbank Offered Rate (IBOR) Reform

The transition from London interbank rates (LIBORs) and other IBORs to alternative reference rates continues. The Bank of the West’s exposure to remaining USD LIBOR settings was nominal as at April 30, 2023. As a result, the Bank of the West acquisition did not significantly impact our IBOR transition project or transition risks from our disclosure in Note 1 of our annual consolidated financial statements for the year ended October 31, 2022.

As we approach the June 30, 2023 cessation date for the remaining USD LIBOR settings, our overall USD LIBOR exposures continue to decline and our USD LIBOR derivative exposures largely transitioned after central counterparties converted existing LIBOR trades to Secured Overnight Financing Rate.

BMO Financial Group Second Quarter Report 2023 41

Market Risk

BMO’s market risk management practices and key measures are outlined in the Market Risk section of BMO’s 2022 Annual Report.

Linkages between Balance Sheet Items and Market Risk Disclosures

The table below presents items reported in our Consolidated Balance Sheet that are subject to market risk, comprising balances that are subject to either traded risk or non-traded risk measurement techniques.

	As at April 30, 2023				As at October 31, 2022
	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Primary risk factors for non-traded risk balances
(Canadian $ in millions)		Traded risk (1)	Non-traded risk (2)			Traded risk (1)	Non-traded risk (2)

Assets Subject to Market Risk

Cash and cash equivalents	68,495	-	68,495	-	87,466	-	87,466	-	Interest rate
Interest bearing deposits with banks	5,275	157	5,118	-	5,734	142	5,592	-	Interest rate
Securities (3)	315,956	118,901	197,055	-	273,262	108,303	164,959	-	Interest rate, credit spread, equity
Securities borrowed or purchased under resale agreements	118,575	-	118,575	-	113,194	-	113,194	-	Interest rate
Loans and acceptances (net of allowance for credit losses)	634,775	4,153	630,622	-	551,339	3,501	547,838	-	Interest rate, foreign exchange
Derivative instruments	31,960	30,241	1,719	-	48,160	45,537	2,623	-	Interest rate, foreign exchange
Customer’s liabilities under acceptances	10,591	-	10,591	-	13,235	-	13,235	-	Interest rate
Other assets	65,264	5,222	24,994	35,048	46,809	3,030	26,561	17,218	Interest rate
Total Assets	1,250,891	158,674	1,057,169	35,048	1,139,199	160,513	961,468	17,218

Liabilities Subject to Market Risk

Deposits	875,443	32,572	842,871	-	769,478	26,305	743,173	-	Interest rate, foreign exchange
Derivative instruments	41,802	38,055	3,747	-	59,956	46,803	13,153	-	Interest rate, foreign exchange
Acceptances	10,591	-	10,591	-	13,235	-	13,235	-	Interest rate
Securities sold but not yet purchased	45,302	45,302	-	-	40,979	40,979	-	-
Securities lent or sold under repurchase agreements	105,179	-	105,179	-	103,963	-	103,963	-	Interest rate
Other liabilities	88,294	65	88,115	114	72,400	60	71,815	525	Interest rate
Subordinated debt	8,195	-	8,195	-	8,150	-	8,150	-	Interest rate
Total Liabilities	1,174,806	115,994	1,058,698	114	1,068,161	114,147	953,489	525

(1)	Primarily comprises balance sheet items that are subject to the trading and underwriting risk management framework and recorded at fair valued through profit or loss.
(2)	Primarily comprises balance sheet items that are subject to the structural balance sheet insurance risk management framework and secured financing transactions.
(3)	For more information on securities, refer to Note 2 of the unaudited interim consolidated financial statements.

Trading Market Risk Measures

Average Total Trading Value at Risk (VaR) decreased while Average Total Trading Stressed Value at Risk (SVaR) increased quarter-over-quarter, due to risk changes in the equity and interest rate portfolios. The decrease in VaR was partially offset by increased market volatility related to the failure of several banks in the United States and Europe.

Total Trading Value at Risk (VaR) and Trading Stressed Value at Risk (SVaR) Summary (1) (2)

	For the quarter ended April 30, 2023				January 31, 2023	April 30, 2022
(Pre-tax Canadian $ equivalent in millions)	Quarter-end	Average	High	Low	Average	Average
Commodity VaR	2.0	1.7	2.2	1.2	2.2	3.7
Equity VaR	12.8	15.7	24.5	12.0	14.5	11.7
Foreign exchange VaR	2.9	3.2	5.4	1.4	2.9	2.3
Interest rate VaR (3)	29.1	27.8	36.3	23.1	31.8	15.7
Debt-specific risk	10.9	11.1	15.9	7.6	12.2	4.6
Diversification	(25.1)	(25.5)	nm	nm	(26.4)	(16.3)
Total Trading VaR	32.6	34.0	41.0	24.8	37.2	21.7
Total Trading SVaR	76.9	73.7	86.3	62.9	63.9	43.8

(1)	One-day measure using a 99% confidence interval. Benefits are presented in parentheses and losses are presented as positive numbers.
(2)	Stressed VaR is produced weekly and at month end.
(3)	Interest rate VaR includes general credit spread risk.

  nm - not meaningful

42 BMO Financial Group Second Quarter Report 2023

Structural (Non-Trading) Market Risk

Structural economic value exposure to rising rates and benefit to falling rates increased and earnings benefit to rising rates and exposure to falling rates decreased, compared with January 31, 2023. The prior quarter earnings sensitivity was somewhat elevated due to pre-positioning for the balance sheet acquired from Bank of the West. The bank was intentionally positioned with a shorter duration (and higher earnings sensitivity) to offset the naturally longer duration of the Bank of the West balance sheet. With the acquisition now closed, the current quarter risk metrics reflected a relatively neutral positioning.

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates (1) (2)

	Economic value sensitivity					Earnings sensitivity over the next 12 months
(Pre-tax Canadian $ equivalent in millions)			April 30, 2023	January 31, 2023	April 30, 2022			April 30, 2023	January 31, 2023	April 30, 2022
	Canada (3)	United States	Total	Total	Total (4)	Canada (3)	United States	Total	Total	Total
100 basis point increase	(770.0)	(1,231.5)	(2,001.5)	(574.2)	(1,235.2)	93.6	187.9	281.5	542.1	635.0
25 basis point decrease	171.6	235.2	406.8	75.7	236.3	(23.7)	(52.3)	(76.0)	(134.3)	(202.0)
100 basis point decrease (4)	650.8	704.7	1,355.5	84.3	na	(96.0)	(227.7)	(323.7)	(545.0)	na

(1)	Losses are presented in brackets and gains are presented as positive numbers.
(2)

The impact of insurance market risk is not reflected in the table. Insurance market risk includes interest rate and equity market risk arising from BMO’s insurance business activities. A 100 basis point increase in interest rates as at April 30, 2023 would result in an increase in earnings before tax of $46 million ($34 million as at January 31, 2023 and $39 million as at April 30, 2022). A 100 basis point decrease in interest rates as at April 30, 2023 would result in a decrease in earnings before tax of $54 million ($36 million as at January 31, 2023 and $38 million as at April 30, 2022). A 10% increase in equity market values as at April 30, 2023, would result in an increase in earnings before tax of $15 million ($15 million as at January 31, 2023 and $20 million as at April 30, 2022). A 10% decrease in equity market values as at April 30, 2023, would result in a decrease in earnings before tax of $13 million ($13 million as at January 31, 2023 and $20 million as at April 30, 2022). BMO may enter into hedging arrangements to offset the impact of changes in equity market values on its earnings and did so during the 2022 fiscal year. The impact of insurance market risk on earnings is reflected in insurance claims, commissions and changes in policy benefit liabilities on the Consolidated Statement of Income, and the corresponding change in the fair value of the bank’s policy benefit liabilities is reflected in other liabilities on the consolidated balance sheet.

(3)	Includes Canadian dollar and other currencies.
(4)

Due to the low interest rate environment between April 30, 2020 and April 30, 2022, economic value sensitivity and earnings sensitivity to declining interest rates are measured using a decrease of 25 basis points.

  na - not applicable

Liquidity and Funding Risk

Liquidity and funding risk is managed under a robust risk management framework. There were no material changes in the framework during the quarter.

BMO continued to maintain a strong liquidity position in the second quarter of 2023. Customer loans and deposits both increased with the closing of the Bank of the West Acquisition. Excluding the impact of the Bank of the West acquisition, customer loans increased while customer deposits were largely unchanged in the current quarter. Wholesale funding increased, reflecting net issuances. BMO’s liquidity metrics, including the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR), remained well above internal targets and regulatory requirements. The Office of the Superintendent of Financial Institutions (OSFI) announced changes to its Liquidity Adequacy Requirements Guideline that are effective April 2023. The changes primarily relate to the calculation of the OSFI Net Cumulative Cash Flow supervisory tool. There was no material impact on our liquidity and funding practices or requirements as a result of these changes.

BMO’s liquid assets are primarily held in our trading businesses, as well as in liquidity portfolios that are maintained for contingent liquidity risk management purposes and as investments of excess structural liquidity. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets our liquidity and funding requirements. BMO’s liquid assets are summarized in the table below.

In the ordinary course of business, BMO may encumber a portion of cash and securities holdings as collateral in support of trading activities and our participation in clearing and payment systems in Canada, the United States and abroad. In addition, BMO may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral in support of trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less collateral encumbered, totalled $347.7 billion as at April 30, 2023, compared with $357.0 billion as at January 31, 2023. The decrease in unencumbered liquid assets was primarily due to lower cash and partially offset by higher security balances.

Net unencumbered liquid assets are primarily held at the parent bank level, at our U.S. bank entity BMO Harris Bank, and in our broker/dealer operations. In addition to liquid assets, BMO has access to the Bank of Canada’s lending assistance programs, the Federal Reserve Bank discount window in the United States and European Central Bank standby liquidity facilities.

In addition to cash and securities holdings, BMO may also pledge other assets, including mortgages and loans, to raise long-term secured funding. BMO’s total encumbered assets and unencumbered liquid assets are summarized in the Asset Encumbrance table.

The recent failures of certain U.S. regional banks have resulted in a heightened focus on the impact that rising interest rates have had on the market values of amortized cost and fair value through other comprehensive income portfolios. The carrying value and fair value of our amortized cost securities was $122.1 billion and $113.2 billion as at April 30, 2023, respectively, with an unrealized pre-tax loss of $8.9 billion. More than half of the unrealized loss related to the fair value management actions the bank undertook upon announcement of the acquisition of Bank of the West, which included the purchase of a portfolio of matched duration government debt securities. The majority of these securities were placed in fair value accounting hedges on closing, crystallizing the unrealized loss on those securities which will be recognized as a reduction in interest income over their remaining life. The carrying value of our fair value through other comprehensive income securities was $56.5 billion as at April 30, 2023. The net unrealized loss on fair value through other comprehensive income securities, net of fair value hedges, was $217 million after-tax as at April 30, 2023. For more information on amortized cost and fair value through other comprehensive income securities, refer to Note 2 and Note 12 of the unaudited interim consolidated financial statements.

BMO Financial Group Second Quarter Report 2023 43

Liquid Assets

	As at April 30, 2023					As at January 31, 2023
(Canadian $ in millions)	Bank-owned assets	Other cash & securities received	Total gross assets (1)	Encumbered assets	Net unencumbered assets (2)	Net unencumbered assets (2)
Cash and cash equivalents	68,495	-	68,495	104	68,391	103,249
Deposits with other banks	5,275	-	5,275	-	5,275	5,080
Securities and securities borrowed or purchased under resale agreements
Sovereigns/Central banks/Multilateral development banks	153,263	101,365	254,628	133,864	120,764	111,622
NHA mortgage-backed securities and U.S. agency mortgage-backed securities and collateralized mortgage obligations	85,708	6,960	92,668	34,110	58,558	45,638
Corporate & other debt	22,731	20,172	42,903	10,384	32,519	31,866
Corporate equity	54,254	54,180	108,434	64,556	43,878	42,285
Total securities and securities borrowed or purchased under resale agreements (3)	315,956	182,677	498,633	242,914	255,719	231,411
NHA mortgage-backed securities (reported as loans at amortized cost) (4)	23,116	-	23,116	4,759	18,357	17,219
Total liquid assets	412,842	182,677	595,519	247,777	347,742	356,959

(1)	Gross assets include bank-owned assets and cash and securities received from third parties.
(2)	Net unencumbered assets are defined as total gross assets less encumbered assets.
(3)	For more information on total securities and securities borrowed or purchased under resale agreements, refer to Note 2 of the unaudited interim consolidated financial statements.
(4)

Under IFRS, National Housing Act (NHA) mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s Liquidity and Funding Management Framework. This amount is shown as a separate line item, NHA mortgage-backed securities.

Asset Encumbrance

		Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at April 30, 2023	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	73,770	-	104	-	73,666
Securities (5)	521,749	196,626	51,047	15,514	258,562
Loans	611,659	95,064	657	334,720	181,218
Other assets
Derivative instruments	31,960	-	-	31,960	-
Customers’ liability under acceptances	10,591	-	-	10,591	-
Premises and equipment	6,111	-	-	6,111	-
Goodwill	16,025	-	-	16,025	-
Intangible assets	5,158	-	-	5,158	-
Current tax assets	2,127	-	-	2,127	-
Deferred tax assets	2,369	-	-	2,369	-
Other assets	33,474	9,213	-	24,261	-
Total other assets	107,815	9,213	-	98,602	-
Total assets	1,314,993	300,903	51,808	448,836	513,446

		Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at January 31, 2023	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	108,422	-	93	-	108,329
Securities (5)	483,010	183,155	51,225	13,740	234,890
Loans	524,138	69,670	631	295,793	158,044
Other assets
Derivative instruments	33,294	-	-	33,294	-
Customers’ liability under acceptances	13,636	-	-	13,636	-
Premises and equipment	4,865	-	-	4,865	-
Goodwill	5,260	-	-	5,260	-
Intangible assets	2,277	-	-	2,277	-
Current tax assets	1,815	-	-	1,815	-
Deferred tax assets	1,392	-	-	1,392	-
Other assets	28,924	9,843	-	19,081	-
Total other assets	91,463	9,843	-	81,620	-
Total assets	1,207,033	262,668	51,949	391,153	501,263

(1)	Gross assets included on-balance sheet and off-balance sheet assets.
(2)

Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities that are pledged through repurchase agreements, securities lending, derivative contracts, and requirements associated with participation in clearing houses and payment systems. Other encumbered assets include assets that are restricted for legal or other reasons, such as minimum required deposits at central banks and short sales.

(3)

Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These include securities of $15.5 billion as at April 30, 2023, which include securities held at BMO’s insurance subsidiary, significant equity investments, and certain investments held in our merchant banking business. Other unencumbered assets also include mortgages and loans that may be securitized to access secured funding.

(4)

Loans included in available as collateral represent loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from BMO’s loan portfolio, such as incremental securitization, covered bond issuances and U.S. Federal Home Loan Bank (FHLB) advances.

(5)	Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

44 BMO Financial Group Second Quarter Report 2023

Funding Strategy

BMO’s funding strategy requires that secured and unsecured wholesale funding used to support loans and less liquid assets must have a term (typically maturing in two to ten years) that will support the effective term to maturity of these assets. Secured and unsecured wholesale funding for liquid trading assets is largely shorter term (maturing in one year or less), aligned with the liquidity of the assets being funded, and is subject to limits on aggregate maturities that are permitted across different periods. Supplemental liquidity pools are funded largely with wholesale term funding.

We maintain a large and stable base of customer deposits that, in combination with our strong capital position, is a source of strength. This supports the maintenance of a sound liquidity position and reduces reliance on wholesale funding. Customer deposits totalled $628.5 billion as at April 30, 2023, increasing from $545.1 billion as at January 31, 2023. The Bank of the West acquisition increased customer deposits by $84.5 billion in the current quarter.

Total secured and unsecured wholesale funding outstanding, which largely consists of negotiable marketable securities, was $261.6 billion as at April 30, 2023, with $77.4 billion sourced as secured funding and $184.2 billion as unsecured funding. Wholesale funding outstanding increased from $251.1 billion as at January 31, 2023, primarily due to net wholesale funding issuances during the quarter. The mix and maturities of BMO’s wholesale term funding are outlined in the following table. Additional information on deposit maturities can be found in the Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments section. We maintain a sizeable portfolio of unencumbered liquid assets, totalling $347.7 billion as at April 30, 2023, that can be monetized to meet potential funding requirements, as described in the Unencumbered Liquid Assets section.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well-diversified by jurisdiction, currency, investor segment, instrument type and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian, Australian and U.S. Medium-Term Note programs, Canadian and U.S. mortgage securitizations, Canadian credit card loans, auto loans and home equity line of credit (HELOC) securitizations, U.S. transportation finance loans, covered bonds, and Canadian and U.S. senior unsecured deposits.

BMO’s wholesale funding plan seeks to ensure sufficient funding capacity is available to execute our business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for our businesses in our forecasting and planning processes, and assesses funding needs in relation to the sources available. The funding plan is reviewed annually by the senior management committees with specific related responsibilities and approved by the Risk Review Committee, and is regularly updated to reflect actual results and incorporate updated forecast information.

Wholesale Funding Maturities (1)

	As at April 30, 2023								As at January 31, 2023
(Canadian $ in millions)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total	Total
Deposits from banks	4,139	1,799	1,844	1,548	9,330	-	-	9,330	8,818
Certificates of deposit and commercial paper	19,630	21,982	21,879	27,479	90,970	653	291	91,914	91,237
Bearer deposit notes	346	198	244	197	985	-	-	985	1,538
Asset-backed commercial paper (ABCP)	797	864	866	471	2,998	-	-	2,998	1,539
Senior unsecured medium-term notes	66	5,361	4,143	9,655	19,225	16,536	29,189	64,950	67,759
Senior unsecured structured notes (2)	154	214	-	134	502	14	8,311	8,827	8,213
Secured Funding
Mortgage and HELOC securitizations	-	620	1,557	1,715	3,892	3,717	12,459	20,068	20,252
Covered bonds	-	-	2,610	2,357	4,967	-	23,269	28,236	30,100
Other asset-backed securitizations (3)	-	-	-	20	20	202	5,332	5,554	6,185
Federal Home Loan Bank advances	-	1,760	1,760	-	3,520	12,967	4,062	20,549	7,334
Subordinated debt	-	-	-	-	-	-	8,194	8,194	8,154
Total	25,132	32,798	34,903	43,576	136,409	34,089	91,107	261,605	251,129
Of which:
Secured	797	3,244	6,793	4,563	15,397	16,886	45,122	77,405	65,410
Unsecured	24,335	29,554	28,110	39,013	121,012	17,203	45,985	184,200	185,719
Total (4)	25,132	32,798	34,903	43,576	136,409	34,089	91,107	261,605	251,129

(1)

Wholesale funding primarily includes funding raised through the issuance of negotiable marketable securities. Wholesale funding excludes repo transactions and bankers’ acceptances, which are disclosed in the Contractual Maturities or Assets and Liabilities and Off-Balance Sheet Commitments sections, and also excludes ABCP issued by certain ABCP conduits that are not consolidated for financial reporting purposes.

(2)	Primarily issued to institutional investors.
(3)	Includes credit card, auto and transportation finance loan securitizations.
(4)

Total wholesale funding consists of Canadian-dollar-denominated funding totalling $48.4 billion and U.S.-dollar-denominated and other foreign-currency-denominated funding totalling $213.2 billion as at April 30, 2023.

Additional information on Liquidity and Funding Risk governance can be found in the Liquidity and Funding Risk section of BMO’s 2022 Annual Report. Please also see the Risk Management section.

Credit Ratings

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important for the bank in raising both capital and funding to support its business operations. Maintaining strong credit ratings allows us to access the wholesale markets at competitive pricing levels. Should BMO’s credit ratings experience a downgrade, our cost of funding would likely increase and our access to funding and capital through the wholesale markets could be reduced. A material downgrade of BMO’s ratings could also have other consequences, including those set out in Note 8 of the audited annual consolidated financial statements of BMO’s 2022 Annual Report.

The credit ratings assigned to BMO’s senior debt by rating agencies are indicative of high-grade, high-quality issues. Moody’s, S&P and DBRS have a stable outlook on BMO and Fitch has a negative outlook.

BMO Financial Group Second Quarter Report 2023 45

As at April 30, 2023
Rating agency	Short-term debt	Senior debt (1)	Long-term deposits / Legacy senior debt (2)	Subordinated debt (NVCC)	Outlook
Moody’s	P-1	A2	Aa2	Baa1(hyb)	Stable
S&P	A-1	A-	A+	BBB+	Stable
Fitch	F1+	AA-	AA	A	Negative
DBRS	R-1 (high)	AA (low)	AA	A (low)	Stable

(1)	Subject to conversion under the Bank Recapitalization (Bail-In) Regime.
(2)

Long-term deposits/Legacy senior debt includes senior debt issued prior to September 23, 2018, and senior debt issued on or after September 23, 2018, that is excluded from the Bank Recapitalization (Bail-In) Regime.

We are required to deliver collateral to certain counterparties in the event of a downgrade of BMO’s current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations and collateral threshold arrangements, as applicable. As at April 30, 2023, we would be required to provide additional collateral to counterparties totalling $137 million, $396 million and $843 million as a result of a one-notch, two-notch and three-notch downgrade, respectively.

Liquidity Coverage Ratio

The Liquidity Coverage Ratio (LCR) is calculated in accordance with OSFI’s Liquidity Adequacy Requirements Guideline and is summarized in the following table. The LCR is calculated on a daily basis as the ratio of the stock of High-Quality Liquid Assets (HQLA) held to total net stressed cash outflows over the next 30 calendar days. BMO’s HQLA primarily comprises cash, highly-rated debt issued or backed by governments, highly-rated covered bonds and non-financial corporate debt, and non-financial equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements, offset by permitted inflows from loans, securities lending activities and other non-HQLA debt maturing over a 30-day horizon. Weightings prescribed by OSFI are applied to cash flows and HQLA to arrive at the weighted values and the LCR. The LCR does not reflect excess liquidity in BMO Financial Corp. (BFC) that is greater than 100%, because of limitations on the transfer of liquidity between BFC and the parent bank. Canadian domestic systemically important banks (D-SIBs), including BMO, are required to maintain a minimum LCR of 100%. The average daily LCR for the quarter ended April 30, 2023 was 129%, equivalent to a $52.0 billion surplus above the regulatory minimum. The LCR decreased 15% from 144% in the prior quarter, due to higher net cash outflows primarily related to the incorporation of Bank of the West business activities into the measure. While banks are required to maintain an LCR of greater than 100% in normal conditions, they are also expected to be able to utilize HQLA during a period of stress, which may result in an LCR of less than 100% during such a period. The LCR is only one measure of a bank’s liquidity position and does not fully capture all of its liquid assets or the funding alternatives that may be available during a period of stress. BMO’s total liquid assets are shown in the Liquid Assets table.

	For the quarter ended April 30, 2023
(Canadian $ in billions, except as noted)	Total unweighted value (average) (1) (2)	Total weighted value (average) (2) (3)

High-Quality Liquid Assets
Total high-quality liquid assets (HQLA)	*	229.1

Cash Outflows

Retail deposits and deposits from small business customers, of which:	297.4	21.0
Stable deposits	140.7	4.2
Less stable deposits	156.7	16.8
Unsecured wholesale funding, of which:	286.4	130.1
Operational deposits (all counterparties) and deposits in networks of cooperative banks	144.2	35.9
Non-operational deposits (all counterparties)	116.3	68.3
Unsecured debt	25.9	25.9
Secured wholesale funding		22.7
Additional requirements, of which:	238.3	45.1
Outflows related to derivatives exposures and other collateral requirements	25.0	6.7
Outflows related to loss of funding on debt products	4.3	4.3
Credit and liquidity facilities	209.0	34.1
Other contractual funding obligations	0.7	-
Other contingent funding obligations	518.7	10.0
Total cash outflows	*	228.9

Cash Inflows

Secured lending (e.g. reverse repos)	155.6	34.1
Inflows from fully performing exposures	16.4	9.0
Other cash inflows	8.7	8.7
Total cash inflows	180.7	51.8

For the quarter ended April 30, 2023		Total adjusted value (4)
Total HQLA		229.1
Total net cash outflows		177.1
Liquidity Coverage Ratio (%) (2)		129

For the quarter ended January 31, 2023		Total adjusted value (4)
Total HQLA		229.3
Total net cash outflows		158.8
Liquidity Coverage Ratio (%)		144

*	Disclosure is not required under the LCR disclosure standard.
(1)	Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).
(2)	Values are calculated based on the simple average of the daily LCR over 61 business days in the second quarter of 2023.
(3)	Weighted values are calculated after the application of the weights prescribed under the OSFI Liquidity Adequacy Requirements (LAR) Guideline for HQLA and cash inflows and outflows.
(4)	Adjusted values are calculated based on total weighted values after applicable caps as defined by the LAR Guideline.

46 BMO Financial Group Second Quarter Report 2023

Net Stable Funding Ratio

The Net Stable Funding Ratio (NSFR) is a regulatory liquidity metric that assesses the stability of a bank’s funding profile in relation to the liquidity value of its assets and is calculated in accordance with OSFI’s Liquidity Adequacy Requirements Guideline. Unlike the LCR, which is a short-term metric, the NSFR assesses a bank’s medium-term and long-term resilience. The NSFR is defined as the ratio between the amount of available stable funding (ASF) and the amount of required stable funding (RSF). ASF represents the proportion of capital and liabilities expected to be reliably available over a one-year horizon (including customer deposits, long-term wholesale funding, and capital). The stable funding requirements for each institution are set by OSFI based on the liquidity and maturity characteristics of its balance sheet assets and off-balance sheet exposures. Weightings prescribed by OSFI are applied to notional asset and liability balances to determine ASF and RSF and the NSFR. Canadian domestic systemically important banks (D-SIBs), including BMO, are required to maintain a minimum NSFR of 100%. Both ASF and RSF increased in the quarter primarily due to the impact of the Bank of the West acquisition. BMO’s NSFR was 113% as at April 30, 2023, equivalent to a $79.2 billion surplus above the regulatory minimum. The NSFR decreased from 120% in the prior quarter which was temporarily elevated given the pending closing of the Bank of the West acquisition.

	For the quarter ended April 30, 2023
	Unweighted Value by Residual Maturity				Weighted Value (2)
(Canadian $ in billions, except as noted)	No maturity (1)	Less than 6 months	6 to 12 months	Over 1 year

Available Stable Funding (ASF) Item

Capital:	-	-	-	87.5	87.5
Regulatory capital	-	-	-	87.5	87.5
Other capital instruments	-	-	-	-	-
Retail deposits and deposits from small business customers:	249.5	45.6	31.2	51.4	344.2
Stable deposits	129.1	18.6	11.6	10.9	162.3
Less stable deposits	120.4	27.0	19.6	40.5	181.9
Wholesale funding:	274.3	250.9	53.5	110.3	267.8
Operational deposits	143.3	0.2	-	-	71.7
Other wholesale funding	131.0	250.7	53.5	110.3	196.1
Liabilities with matching interdependent assets	-	2.1	0.9	12.1	-
Other liabilities:	3.7	*	*	36.7	5.2
NSFR derivative liabilities	*	*	*	15.9	*
All other liabilities and equity not included in the above categories	3.7	15.2	0.8	4.8	5.2
Total ASF	*	*	*	*	704.7

Required Stable Funding (RSF) Item

Total NSFR high-quality liquid assets (HQLA)	*	*	*	*	14.4
Deposits held at other financial institutions for operational purposes	-	-	-	-	-
Performing loans and securities:	189.3	175.3	52.2	375.0	525.3
Performing loans to financial institutions secured by Level 1 HQLA	-	76.5	0.8	0.8	3.1
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	35.2	50.6	5.5	16.3	59.7
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and public sector entities, of which:	111.7	35.3	37.3	208.3	307.7
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	-	-	-	-	-
Performing residential mortgages, of which:	13.1	11.0	8.2	133.2	114.8
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	13.1	11.0	8.2	133.2	114.8
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	29.3	1.9	0.4	16.4	40.0
Assets with matching interdependent liabilities	-	2.1	0.9	12.1	-
Other assets:	41.2	*	*	57.1	65.5
Physical traded commodities, including gold	5.0	*	*	*	4.3
Assets posted as initial margin for derivative contracts and contributions to default funds of central clearing parties	*	*	*	12.0	10.2
NSFR derivative assets	*	*	*	7.7	-
NSFR derivative liabilities before deduction of variation margin posted	*	*	*	23.8	1.2
All other assets not included in the above categories	36.2	6.3	0.3	7.0	49.8
Off-balance sheet items	*	*	*	*	20.3
Total RSF	*	*	*	*	625.5
Net Stable Funding Ratio (%)	*	*	*	*	113

For the quarter ended January 31, 2023					Weighted Value (2)
Total ASF					626.5
Total RSF					523.8
Net Stable Funding Ratio (%)					120

*	Disclosure is not required under the NSFR disclosure standard.
(1)

Items to be reported in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as non-maturity deposits, short positions, open maturity positions, non-HQLA equities, physical traded commodities and demand loans.

(2)	Weighted values are calculated after the application of the weights prescribed under the OSFI LAR Guideline for ASF and RSF.

BMO Financial Group Second Quarter Report 2023 47

Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments

The tables below show the remaining contractual maturities of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to, but is not necessarily consistent with, the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cash flows, under both normal market conditions and a number of stress scenarios, to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related discounts (“haircuts”) and potential collateral requirements that may result from both market volatility and credit rating downgrades, among other assumptions.

(Canadian $ in millions)									April 30, 2023
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

On-Balance Sheet Financial Instruments

Assets
Cash and Cash Equivalents	66,652	-	-	-	-	-	-	-	1,843	68,495
Interest Bearing Deposits with Banks	3,847	701	330	126	271	-	-	-	-	5,275
Securities	4,719	5,667	6,138	5,613	4,940	25,182	66,495	142,949	54,253	315,956
Securities Borrowed or Purchased under Resale Agreements	98,242	14,040	4,388	879	218	808	-	-	-	118,575
Loans (1)
Residential mortgages	1,434	3,525	6,396	3,901	3,226	19,715	105,244	23,156	136	166,733
Consumer instalment and other personal	469	1,072	1,460	1,173	1,275	6,626	37,471	30,255	24,556	104,357
Credit cards	-	-	-	-	-	-	-	-	11,063	11,063
Business and government	19,118	10,448	12,390	10,134	14,103	49,741	118,816	27,336	93,886	355,972
Allowance for credit losses	-	-	-	-	-	-	-	-	(3,350)	(3,350)
Total loans, net of allowance	21,021	15,045	20,246	15,208	18,604	76,082	261,531	80,747	126,291	634,775
Other Assets
Derivative instruments	2,516	2,500	2,385	2,783	1,574	6,578	7,357	6,267	-	31,960
Customers’ liabilities under acceptances	7,450	3,133	7	1	-	-	-	-	-	10,591
Other	3,849	1,019	286	12	6	9	18	7,451	52,614	65,264
Total Other assets	13,815	6,652	2,678	2,796	1,580	6,587	7,375	13,718	52,614	107,815
Total Assets	208,296	42,105	33,780	24,622	25,613	108,659	335,401	237,414	235,001	1,250,891

(Canadian $ in millions)									April 30, 2023
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Liabilities and Equity
Deposits (2) (3)	51,166	53,950	60,106	56,730	42,821	41,123	78,111	18,073	473,363	875,443
Other Liabilities
Derivative instruments	2,696	4,657	3,284	5,599	1,710	5,976	8,880	9,000	-	41,802
Acceptances	7,450	3,133	7	1	-	-	-	-	-	10,591
Securities sold but not yet purchased (4)	45,302	-	-	-	-	-	-	-	-	45,302
Securities lent or sold under repurchase agreements (4)	98,342	4,666	1,064	1,107	-	-	-	-	-	105,179
Securitization and liabilities related to structured entities	85	728	1,749	723	1,263	5,396	9,668	6,147	-	25,759
Other	17,035	1,980	1,865	1,121	5,643	6,171	2,693	6,281	19,746	62,535
Total Other Liabilities	170,910	15,164	7,969	8,551	8,616	17,543	21,241	21,428	19,746	291,168
Subordinated Debt	-	-	-	-	-	-	25	8,170	-	8,195
Total Equity	-	-	-	-	-	-	-	-	76,085	76,085
Total Liabilities and Equity	222,076	69,114	68,075	65,281	51,437	58,666	99,377	47,671	569,194	1,250,891

(1)	Loans receivable on demand have been included under no maturity.
(2)	Deposits payable on demand and payable after notice have been included under no maturity.
(3)

Deposits totalling $29,326 million as at April 30, 2023 have a fixed maturity date; however, they can be early redeemed (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date.

(4)	Presented based on their earliest maturity date.

(Canadian $ in millions)									April 30, 2023
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Off-Balance Sheet Commitments

Commitments to extend credit (1)	2,732	7,640	8,609	10,412	14,692	43,938	124,155	5,059	-	217,237
Letters of credit (2)	1,564	3,740	4,470	6,011	5,277	2,942	5,877	52	-	29,933
Backstop liquidity facilities	552	877	800	872	650	10,085	2,030	779	-	16,645
Leases	-	-	-	-	2	3	19	47	-	71
Purchase obligations	42	54	154	91	77	277	510	64	-	1,269

(1)

Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at BMO’s discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

(2)	Letters of credit can be drawn down at any time. These are classified based on their stated contractual maturity date.

48 BMO Financial Group Second Quarter Report 2023

(Canadian $ in millions)									October 31, 2022
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

On-Balance Sheet Financial Instruments

Assets

Cash and Cash Equivalents	86,003	-	-	-	-	-	-	-	1,463	87,466
Interest Bearing Deposits with Banks	3,844	1,662	86	44	98	-	-	-	-	5,734
Securities	4,189	4,284	5,480	5,375	6,060	18,272	68,521	108,072	53,009	273,262
Securities Borrowed or Purchased under Resale Agreements	83,861	21,736	5,101	2,448	48	-	-	-	-	113,194
Loans (1)
Residential mortgages	526	1,519	3,708	5,778	6,501	14,665	105,285	10,810	88	148,880
Consumer instalment and other personal	211	553	940	1,693	1,537	4,844	37,742	14,084	24,499	86,103
Credit cards	-	-	-	-	-	-	-	-	9,663	9,663
Business and government	13,003	9,595	11,724	9,300	11,394	37,250	105,009	17,776	94,259	309,310
Allowance for credit losses	-	-	-	-	-	-	-	-	(2,617)	(2,617)
Total loans, net of allowance	13,740	11,667	16,372	16,771	19,432	56,759	248,036	42,670	125,892	551,339
Other Assets
Derivative instruments	5,362	7,147	3,359	2,552	2,225	7,787	11,636	8,092	-	48,160
Customers’ liabilities under acceptances	9,752	3,461	19	3	-	-	-	-	-	13,235
Other	2,735	625	225	21	2	10	19	5,817	37,355	46,809
Total Other assets	17,849	11,233	3,603	2,576	2,227	7,797	11,655	13,909	37,355	108,204
Total Assets	209,486	50,582	30,642	27,214	27,865	82,828	328,212	164,651	217,719	1,139,199

(Canadian $ in millions)									October 31, 2022
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Liabilities and Equity

Deposits (2) (3)	38,064	44,637	49,626	47,908	48,444	39,992	62,978	16,265	421,564	769,478
Other Liabilities
Derivative instruments	3,370	11,764	4,399	3,814	2,895	7,619	14,092	12,003	-	59,956
Acceptances	9,752	3,461	19	3	-	-	-	-	-	13,235
Securities sold but not yet purchased (4)	40,979	-	-	-	-	-	-	-	-	40,979
Securities lent or sold under repurchase agreements (4)	94,215	6,476	1,046	2,226	-	-	-	-	-	103,963
Securitization and liabilities related to structured entities	14	2,803	1,300	794	1,673	5,136	9,342	6,006	-	27,068
Other	12,143	4,980	101	97	146	872	2,558	5,722	18,713	45,332
Total Other Liabilities	160,473	29,484	6,865	6,934	4,714	13,627	25,992	23,731	18,713	290,533
Subordinated Debt	-	-	-	-	-	-	25	8,125	-	8,150
Total Equity	-	-	-	-	-	-	-	-	71,038	71,038
Total Liabilities and Equity	198,537	74,121	56,491	54,842	53,158	53,619	88,995	48,121	511,315	1,139,199

(1)	Loans receivable on demand have been included under no maturity.
(2)	Deposits payable on demand and payable after notice have been included under no maturity.
(3)

Deposits totalling $29,966 million as at October 31, 2022 have a fixed maturity date; however, they can be early redeemed (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date.

(4)	Presented based on their earliest maturity date.

(Canadian $ in millions)									October 31, 2022
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Off-Balance Sheet Commitments

Commitments to extend credit (1)	1,932	3,610	10,461	13,373	14,753	38,057	119,430	5,490	-	207,106
Letters of credit (2)	1,680	4,601	4,936	4,662	4,922	2,832	3,680	57	-	27,370
Backstop liquidity facilities	-	585	393	1,438	1,275	3,465	9,189	985	-	17,330
Leases	-	-	-	-	-	3	44	256	-	303
Purchase obligations	27	98	55	55	58	217	309	22	-	841

(1)

Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at BMO’s discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

(2)	Letters of credit can be drawn down at any time. These are classified based on their stated contractual maturities.

BMO Financial Group Second Quarter Report 2023 49

Real Estate Secured Lending

Real Estate Secured Lending includes residential mortgage and home equity line of credit (HELOC) exposures. The following tables provide a breakdown of residential mortgages and home equity lines of credit by geographic region, as well as insured and uninsured balances. Residential mortgages and home equity lines of credit are secured by residential properties.

Canadian Real Estate Secured Lending

(Canadian $ in millions, except as noted)	Residential mortgages	Amortizing home equity lines of credit	Total amortizing real estate secured lending	Non-amortizing real estate secured lending	Total Canadian real estate secured lending
As at April 30, 2023	143,816	34,957	178,773	13,138	191,911
As at January 31, 2023	141,740	34,836	176,576	13,135	189,711

Residential Mortgages (1)

	April 30, 2023					As at January 31, 2023
(Canadian $ in millions, except as noted)	Outstanding Balances				For the three months ended	Outstanding Balances				For the three months ended
Region (2)	Insured (3)	Uninsured	Total	% of total	Average LTV uninsured (4)	Insured (3)	Uninsured	Total	% of total	Average LTV uninsured (4)
Atlantic	3,240	3,319	6,559	3.9%	71%	3,190	3,321	6,511	4.3%	72%
Quebec	9,028	12,416	21,444	12.9%	71%	8,914	12,378	21,292	14.1%	71%
Ontario	14,482	52,554	67,036	40.2%	71%	14,415	51,290	65,705	43.4%	71%
Alberta	9,770	7,045	16,815	10.1%	73%	9,563	6,970	16,533	10.9%	72%
British Columbia	4,700	23,415	28,115	16.9%	67%	4,683	23,184	27,867	18.4%	67%
All other Canada	2,231	1,616	3,847	2.3%	74%	2,192	1,640	3,832	2.6%	73%
Total Canada	43,451	100,365	143,816	86.3%	71%	42,957	98,783	141,740	93.7%	70%
United States	26	22,891	22,917	13.7%	74%	20	9,534	9,554	6.3%	79%
Total	43,477	123,256	166,733	100.0%	71%	42,977	108,317	151,294	100.0%	71%

Home Equity Lines of Credit (HELOC) (1)

	April 30, 2023					As at January 31, 2023
(Canadian $ in millions, except as noted)	Portfolio				For the three months ended	Portfolio				For the three months ended
Region (2)	Outstanding Balances	%	Authorizations	%	Average LTV (4)	Outstanding Balances	%	Authorizations	%	Average LTV (4)
Atlantic	981	1.8%	1,876	1.7%	59%	971	1.9%	1,854	1.9%	61%
Quebec	9,029	16.6%	17,612	15.9%	67%	8,983	17.6%	17,379	17.4%	64%
Ontario	24,231	44.5%	44,401	40.1%	59%	24,128	47.2%	44,044	44.2%	58%
Alberta	3,231	5.9%	6,934	6.3%	60%	3,273	6.4%	6,927	6.9%	60%
British Columbia	9,876	18.1%	18,438	16.6%	58%	9,868	19.3%	18,242	18.3%	58%
All other Canada	747	1.4%	1,471	1.3%	68%	748	1.5%	1,466	1.5%	61%
Total Canada	48,095	88.3%	90,732	81.9%	61%	47,971	93.9%	89,912	90.2%	59%
United States	6,383	11.7%	20,057	18.1%	61%	3,119	6.1%	9,787	9.8%	60%
Total	54,478	100.0%	110,789	100.0%	61%	51,090	100.0%	99,699	100.0%	59%

(1)	Reporting methodologies are in accordance with OSFI’s B-20 guideline.
(2)	Region is based upon address of the property mortgaged.
(3)	Portfolio insured mortgages are defined as mortgages that are insured individually or in bulk through an eligible insurer (i.e., CMHC, Sagen MI CanadaTM).
(4)	Loan-to-Value (LTV) is based on the value of the property at mortgage origination and outstanding balances for mortgages, authorized amounts for HELOCs.

Residential Mortgages by Remaining Term of Amortization (1) (2)

	As at April 30, 2023
	Amortization period
	< 5 Years %	6-10 Years %	11-15 Years %	16-20 Years %	21-25 Years %	26-30 Years %	> 30 Years % (4)
Canada	0.8%	2.6%	6.0%	13.5%	31.8%	14.3%	31.0%
United States (3)	0.5%	2.6%	6.6%	2.9%	12.3%	73.8%	1.3%
Total	0.8%	2.6%	6.1%	12.1%	29.0%	22.5%	26.9%

	As at January 31, 2023
	Amortization period
	< 5 Years %	6-10 Years %	11-15 Years %	16-20 Years %	21-25 Years %	26-30 Years %	> 30 Years % (4)
Canada	0.8%	2.7%	5.9%	13.4%	31.7%	13.1%	32.4%
United States (3)	0.7%	5.0%	9.2%	4.6%	14.0%	66.2%	0.3%
Total	0.8%	2.8%	6.1%	12.8%	30.6%	16.4%	30.5%

(1)	Remaining amortization is based upon current balance, interest rate, customer payment amount and payment frequency in Canada. Contractual payment schedule is used in the United States.
(2)	Reporting methodologies are in accordance with OSFI’s B-20 guideline.
(3)	A large proportion of U.S. based mortgages in the longer amortization band are primarily driven by modification programs for troubled borrowers and regulator-initiated mortgage refinance programs.
(4)	Accounts with negative amortization are included in the >30-year category, reflecting the impact of increases in interest rates on our variable rate mortgage portfolios.

50 BMO Financial Group Second Quarter Report 2023

International Exposures

BMO’s geographic exposures outside of Canada and the United States are subject to a risk management framework that incorporates assessments of the economic and political risk in each region or country, as well as management of exposures within limits based on product, entity and country of ultimate risk. Our exposure to these regions as at April 30, 2023, is set out in the following table.

On October 26, 2021, OSFI recommended that Canadian Global Systemically Important Banks (G-SIBs) cease country-by-country disclosures of European exposures and begin to disclose sovereign exposures at the regional (continent) level, effective the first quarter of 2022.

The table outlines total net exposure for funded lending and undrawn commitments, securities (including cash products, traded credit and credit default swap activity), repo-style transactions and derivatives. Repo-style transactions and derivatives exposure are reported as mark-to-market value. Derivatives exposure incorporates transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.

Exposure by Region

	As at April 30, 2023													As at January 31, 2023
(Canadian $ in millions)	Funded Lending and Commitments				Securities				Repo-Style Transactions and Derivatives				Total Net Exposure	Total Net Exposure
Region	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total
Europe (excluding United Kingdom)	319	3,192	-	3,511	324	161	4,041	4,526	425	359	40	824	8,861	11,366
United Kingdom	36	5,328	538	5,902	72	237	480	789	732	480	22	1,234	7,925	9,257
Latin America	3,357	6,057	-	9,414	-	55	-	55	5	363	14	382	9,851	9,494
Asia-Pacific	3,934	2,993	14	6,941	1,049	122	3,115	4,286	295	203	69	567	11,794	11,885
Africa and Middle East	670	675	-	1,345	-	-	18	18	11	4	316	331	1,694	1,771
Other (1)	-	9	31	40	8	-	4,613	4,621	-	-	1,476	1,476	6,137	6,673
Total	8,316	18,254	583	27,153	1,453	575	12,267	14,295	1,468	1,409	1,937	4,814	46,262	50,446

(1)	Primarily exposure to supranational entities.

Caution

This Risk Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group Second Quarter Report 2023 51

Glossary of Financial Terms

Adjusted Earnings and Measures

Management considers both reported and adjusted results to be useful in assessing underlying ongoing business performance.

•	Adjusted Revenue – calculated as revenue excluding the impact of certain non-recurring items, and adjusted net revenue is adjusted revenue, net of CCPB, as set out in the Non-GAAP and Other Financial Measures section.

•	Adjusted Provision for Credit Losses – calculated as provision for credit losses excluding the impact of certain non-recurring items, as set out in the Non-GAAP and Other Financial Measures section.

•	Adjusted Non-Interest Expense – calculated as non-interest expense excluding the impact of certain non-recurring items, as set out in the Non-GAAP and Other Financial Measures section.

•	Adjusted Net Income – calculated as net income excluding the impact of certain non-recurring items, as set out in the Non-GAAP and Other Financial Measures section.

Adjusted Effective Tax Rate is calculated as adjusted provision for income taxes divided by adjusted income before provision for income taxes.

Allowance for Credit Losses represents an amount deemed appropriate by management to absorb credit-related losses on loans and acceptances and other credit instruments, in accordance with applicable accounting standards. Allowance on Performing Loans is maintained to cover impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Allowance on Impaired Loans is maintained to reduce the carrying value of individually identified impaired loans to the expected recoverable amount.

Assets under Administration and Assets under Management refers to assets administered or managed by a financial institution that are beneficially owned by clients and therefore not reported on the balance sheet of the administering or managing financial institution.

Asset-Backed Commercial Paper (ABCP) is a short-term investment. The commercial paper is backed by assets such as trade receivables, and is generally used for short-term financing needs.

Average annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of a fixed period. The return includes the change in share price and assumes dividends received were reinvested in additional common shares.

Average Earning Assets represents the daily average balance of deposits at central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities, and loans over a one-year period.

Average Net Loans and Acceptances is the daily or monthly average balance of loans and customers’ liability under acceptances, net of the allowance for credit losses, over a one-year period.

Bail-In Debt is senior unsecured debt subject to the Canadian Bail-In Regime. Bail-in debt includes senior unsecured debt issued directly by the bank on or after September 23, 2018, which has an original term greater than 400 days and is marketable, subject to certain exceptions. Some or all of this debt may be statutorily converted into common shares of the bank under the Bail-In Regime if the bank enters resolution.

Bankers’ Acceptances (BAs) are bills of exchange or negotiable instruments drawn by a borrower for payment at maturity and accepted by a bank. BAs constitute a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.

Basis Point is one one-hundredth of a percentage point.

Common Equity Tier 1 (CET1) Capital comprises common shareholders’ equity net of deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items, which may include a portion of expected credit loss provisions.

Common Equity Tier 1 (CET1) Ratio is calculated as CET1 Capital, which comprises common shareholders’ equity, net of deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items, which may include a portion of expected credit loss provisions, divided by risk-weighted assets. The CET1 Ratio is calculated in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI’s) Capital Adequacy Requirements (CAR) Guideline.

Common Shareholders’ Equity is the most permanent form of capital. For regulatory capital purposes, common shareholders’ equity comprises common shareholders’ equity, net of capital deductions.

Credit and Counterparty Risk is the potential for credit loss due to the failure of an obligor (i.e., a borrower, endorser, guarantor or counterparty) to repay a loan or honour another predetermined financial obligation.

Derivatives are contracts, requiring no initial or little investment, with a value that is derived from movements in underlying interest or foreign exchange rates, equity or commodity prices or other indices. Derivatives are used to transfer, modify or reduce current or expected risks from changes in rates and prices.

Dividend Payout Ratio represents common share dividends as a percentage of net income available to common shareholders. It is computed by dividing dividends per share by basic earnings per share. Adjusted dividend payout ratio is calculated in the same manner, using adjusted net income.

Earnings per Share (EPS) is calculated by dividing net income, after deducting preferred share dividends and distributions on other equity instruments, by the average number of common shares outstanding. Adjusted EPS is calculated in the same manner, using adjusted net income. Diluted EPS, which is BMO’s basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS, and is more fully explained in Note 9 of the unaudited interim consolidated financial statements.

Earnings Sensitivity is a measure of the impact of potential changes in interest rates on the projected 12-month pre-tax net income of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

Economic Capital is an expression of the enterprise’s capital demand requirement relative to its view of the economic risks in its underlying business activities. It represents management’s estimation of the likely magnitude of economic losses that could occur should severely adverse situations arise. Economic capital is calculated for various types of risk, including credit, market (trading and non-trading), operational non-financial, business and insurance, based on a one-year time horizon using a defined confidence level.

Economic Value Sensitivity is a measure of the impact of potential changes in interest rates on the market value of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

Efficiency Ratio (or Expense-to-Revenue Ratio) is a measure of productivity. It is calculated as non-interest expense divided by total revenue on a taxable equivalent basis in the operating groups, expressed as a percentage.

Efficiency Ratio, net of CCPB, is calculated as non-interest expense divided by total revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB). The adjusted efficiency ratio, net of CCPB, is calculated in the same manner, utilizing adjusted revenue, net of CCPB, and adjusted non-interest expense.

Environmental and Social Risk is the potential for loss or harm, directly or indirectly, resulting from environmental or social factors that impact BMO or its customers, and BMO’s impact on the environment.

Fair Value is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act in an orderly market transaction.

Forwards and Futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specified price and date in

52 BMO Financial Group Second Quarter Report 2023

the future. Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margin requirements.

Gross impaired loans and acceptances (GIL) are calculated as the credit impaired balance of loans and customers’ liability under acceptances.

Hedging is a risk management technique used to neutralize, manage or offset interest rate, foreign currency, equity, commodity or credit risk exposures arising from normal banking activities.

Impaired Loans are loans for which there is no longer reasonable assurance of the timely collection of principal or interest.

Incremental Risk Charge (IRC) complements the VaR and SVaR metrics and represents an estimate of the default and migration risks of non-securitization products held in the trading book with exposure to interest rate risk, measured over a one-year horizon at a 99.9% confidence level.

Insurance Risk is the potential for loss as a result of actual experience differing from that assumed when an insurance product was designed and priced, and comprises claims risk, policyholder behaviour risk and expense risk.

Insurance Revenue, net of CCPB, is insurance revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB).

Legal and Regulatory Risk is the potential for loss or harm resulting from a failure to comply with laws or satisfy contractual obligations or regulatory requirements. This includes the risk of failure to: comply with the law (in letter or in spirit) or maintain standards of care; implement legal or regulatory requirements; enforce or comply with contractual terms; assert non-contractual rights; effectively manage disputes; or act in a manner so as to maintain our reputation.

Leverage Exposures (LE) consist of on-balance sheet items and specified off-balance sheet items, net of specified adjustments.

Leverage Ratio reflects Tier 1 Capital divided by LE.

Liquidity and Funding Risk is the potential for loss if we are unable to meet our financial commitments in a timely manner at reasonable prices as they become due. Financial commitments include liabilities to depositors and suppliers, as well as lending, investment and pledging commitments.

Liquidity Coverage Ratio (LCR) is a Basel III regulatory metric calculated as the ratio of high-quality liquid assets to total net stressed cash outflows over a thirty-day period under a stress scenario prescribed by the Office of the Superintendent of Financial Institutions (OSFI).

Market Risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, and includes the risk of credit migration and default in our trading book.

Mark-to-Market represents the valuation of financial instruments at fair value (as defined above) as of the balance sheet date.

Model Risk is the potential for adverse consequences resulting from decisions that are based on incorrect or misused model results. These adverse consequences can include financial loss, poor business decision-making and damage to reputation.

Net Interest Income comprises earnings on assets, such as loans and securities, including interest and certain dividend income, less interest expense paid on liabilities, such as deposits. Net interest income, excluding trading, is presented on a basis that excludes trading-related interest income.

Net Interest Margin is the ratio of net interest income to average earning assets, expressed as a percentage or in basis points. Net interest margin, excluding trading, is computed in the same manner, excluding trading-related interest income and earning assets.

Net Non-Interest Revenue is non-interest revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB).

Net Promoter Score (NPS) is the percentage of surveyed customers who would recommend BMO to a friend or colleague. Data is gathered in a survey that uses a 0–10 point scale. “Detractors” are defined as those who provide a rating of 0–6, “Passives” are defined as those who provide a rating of 7 or 8, and “Promoters” are defined as those who provide a rating of 9 or 10. The NPS score is calculated by subtracting the percentage of “Detractors” from the percentage of “Promoters”.

Net Stable Funding Ratio (NSFR) is a regulatory liquidity measure that assesses the stability of a bank’s funding profile in relation to the liquidity value of its assets and is calculated in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI’s) Liquidity Adequacy Requirements Guideline.

Notional Amount refers to the principal amount used to calculate interest and other payments under derivative contracts. The principal amount does not change hands under the terms of a derivative contract, except in the case of cross-currency swaps.

Off-Balance Sheet Financial Instruments consist of a variety of financial arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, standby letters of credit, performance guarantees, credit enhancements, commitments to extend credit, securities lending, documentary and commercial letters of credit, and other indemnifications.

Office of the Superintendent of Financial Institutions (OSFI) Canada is the government agency responsible for regulating banks, insurance companies, trust companies, loan companies and pension plans in Canada.

Operating Leverage is the difference between revenue and non-interest expense growth rates. Adjusted operating leverage is the difference between adjusted revenue and adjusted non-interest expense growth rates.

Operating Leverage, net of CCPB, is the difference between revenue, net of CCPB (net revenue), and non-interest expense growth rates. Adjusted net operating leverage is the difference between adjusted revenue, net of CCPB, and adjusted non-interest expense growth rates. The bank evaluates performance using adjusted revenue, net of CCPB.

Operational Non-Financial Risk (ONFR) encompasses a wide range of non-financial risks, including those related to business change, customer trust, reputation and data that can result in financial loss. These losses can stem from inadequate or failed internal processes or systems, human error or misconduct, and external events that may directly or indirectly impact the fair value of assets we fold in our credit or investment portfolios. Examples of these risks include cyber and cloud security risk, technology risk, fraud risk, business continuity risk and human resources risk, but exclude legal and regulatory risk, credit risk, market risk, liquidity risk and other types of financial risk.

Options are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.

Purchased Credit Impaired (PCI) Loans are loans for which the timely collection of interest and principal is no longer reasonably assured. These loans are credit-impaired upon initial recognition.

Pre-Provision, Pre-Tax Earnings (PPPT) is calculated as income before the provision for income taxes and provision for/(recovery of) credit losses. We use PPPT on both a reported and adjusted basis to assess our ability to generate sustained earnings growth excluding credit losses, which are impacted by the cyclical nature of a credit cycle.

Provision for Credit Losses (PCL) is a charge to income that represents an amount deemed adequate by management to fully provide for impairment in a portfolio of loans and acceptances and other credit instruments, given the composition of the portfolio, the probability of default, the economic environment and the allowance for credit losses already established. PCL can comprise both a provision for credit losses on impaired loans and a provision for credit losses on performing loans. For more information, refer to the Credit and Counterparty Risk – Provision for Credit Losses and Critical Accounting Estimates and Judgments – Allowance for Credit Losses sections and Note 3 of the unaudited interim consolidated financial statements.

BMO Financial Group Second Quarter Report 2023 53

Reputation Risk is the potential for loss or harm to the BMO brand. It can arise even if other risks are managed effectively.

Return on Equity or Return on Common Shareholders’ Equity (ROE) is calculated as net income, less preferred dividends and distributions on other equity instruments, as a percentage of average common shareholders’ equity. Common shareholders’ equity comprises common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings. Adjusted ROE is calculated using adjusted net income rather than net income.

Return on Tangible Common Equity (ROTCE) is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets, as a percentage of average tangible common equity. Adjusted ROTCE is calculated using adjusted net income rather than net income.

Risk-Weighted Assets (RWA) are defined as on-balance sheet and off-balance sheet exposures that are risk-weighted based on guidelines established by the Office of the Superintendent of Financial Institutions (OSFI). The measure is used for capital management and regulatory reporting purposes.

Securities Borrowed or Purchased under Resale Agreements are low-cost, low-risk instruments, often supported by the pledge of cash collateral, which arise from transactions that involve the borrowing or purchasing of securities.

Securities Lent or Sold under Repurchase Agreements are low-cost, low-risk liabilities, often supported by cash collateral, which arise from transactions that involve the lending or selling of securities.

Securitization is the practice of selling pools of contractual debts, such as residential mortgages, auto loans and credit card debt obligations, to third parties or trusts, which then typically issue a series of asset-backed securities to investors to fund the purchase of the contractual debts.

Strategic Risk arises from the possibility that the bank could experience financial loss or other types of harm due to changes in the external business environment and failure to respond effectively to these changes as a result of inaction, inappropriate strategies or poor implementation of strategies. Strategic risk also includes business risk, which arises from the specific business activities of the enterprise, and the effects these could have on its earnings.

Stressed Value at Risk (SVaR) measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day holding period, with model inputs calibrated to historical data from a period of significant financial stress. SVaR is calculated for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

Structured Entities (SEs) include entities for which voting or similar rights are not the dominant factor in determining control of the entity. BMO is required to consolidate a SE if it controls the entity by having power over the entity, exposure to variable returns as a result of its involvement and the ability to exercise power to affect the amount of those returns.

Structural (Non-Trading) Market Risk comprises interest rate risk arising from banking activities (loans and deposits) and foreign exchange risk arising from foreign currency operations and exposures.

Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that BMO enters into are as follows:

•	Commodity swaps – counterparties generally exchange fixed-rate and floating rate payments based on a notional value of a single commodity.

•	Credit default swaps – one counter party pays the other a fee in exchange for an agreement by the other counterparty to make a payment if a credit event occurs, such as bankruptcy or failure to pay.

•	Cross-currency interest rate swaps – fixed rate and floating-rate interest payments and principal amounts are exchanged in different currencies. Cross-currency swaps – fixed-rate interest payments and principal amounts are exchanged in different currencies.

•	Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for a return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.

•	Interest rate swaps – counterparties generally exchange fixed-rate and floating rate interest payments based on a notional value in a single currency.

•	Total return swaps – one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates.

Tangible Common Equity is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities.

Taxable Equivalent Basis (teb): Operating segment revenue is presented on a taxable equivalent basis (teb). Revenue and the provision for income taxes in BMO Capital Markets and U.S. Personal and Commercial Banking are increased on tax-exempt securities to an equivalent pre-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to operating segment teb adjustments is reflected in Corporate Services revenue and provision for (recovery) income taxes.

Tier 1 Capital comprises CET1 Capital and Additional Tier 1 (AT1) Capital. AT1 Capital consists of preferred shares and other AT1 Capital instruments, less regulatory deductions.

Tier 1 Capital Ratio reflects Tier 1 Capital divided by risk-weighted assets.

Tier 2 Capital comprises subordinated debentures and may include certain credit loss provisions, less regulatory deductions.

Total Capital includes Tier 1 and Tier 2 Capital.

Total Capital Ratio reflects Total Capital divided by risk-weighted assets.

Total Loss Absorbing Capacity (TLAC) comprises Total Capital and senior unsecured debt subject to the Canadian Bail-In Regime, less regulatory deductions.

Total Loss Absorbing Capacity (TLAC) Ratio reflects TLAC divided by risk-weighted assets.

Total Loss Absorbing Capacity (TLAC) Leverage Ratio reflects TLAC divided by leverage exposures.

Total Shareholder Return: The annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of the respective period. The return includes the change in share price and assumes dividends received were reinvested in additional common shares.

Trading and Underwriting Market Risk is associated with buying and selling financial products in the course of meeting customer requirements, including market-making and related financing activities, and assisting clients to raise funds by way of securities issuance.

Trading-Related Revenue includes net interest income and non-interest revenue earned from on-balance sheet and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on daily basis. Trading-related revenue also includes income (expense) and gains (losses) from both on-balance sheet instruments and interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.

Value-at-Risk (VaR) measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day holding period. VaR is calculated for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

54 BMO Financial Group Second Quarter Report 2023

INVESTOR AND MEDIA INFORMATION

Investor Presentation Materials

Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2022 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Wednesday, May 24, 2023, at 8.15 a.m. (ET). The call may be accessed by telephone at 416-340-2217 (from within Toronto) or 1-800-952-5114 (toll-free outside Toronto), entering Passcode: 1375068#. A replay of the conference call can be accessed until June 24, 2023, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 7622562#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contact

Jeff Roman, Director, Enterprise Media Relations, jeff.roman@bmo.com, 416-867-3996

Investor Relations Contacts

Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956

Bill Anderson, Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase
Plan (the Plan)

Average market price as defined under DRIP

February 2023: $128.52

March 2023: $117.77

April 2023: $122.15

For dividend information, change in shareholder address
or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit BMO’s website at www.bmo.com/investorrelations.

BMO’s 2022 Annual MD&A, audited consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2022 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

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BMO Financial Group Second Quarter Report 2023 83